Exhibit 99.1

Operating and financial results For the six months ended 30 June 2018

JOHANNESBURG, 26 August 2021: Sibanye Stillwater Limited (Sibanye-Stillwater or the Group) (JSE: SSW and NYSE: SBSW) is pleased to report operating results and condensed consolidated interim financial statements for the six months ended 30 June 2021.

SALIENT FEATURES FOR THE SIX MONTHS ENDED 30 JUNE 2021

●	Profit attributable to shareholders of R24.8bn (US$1.7bn)
●	Record Adjusted Free Cash Flow (AFCF)* of R17.3bn (US$1.2bn) – a 59% increase from R10.9bn (US$655m) for H1 2020
●	Interim dividend of ~R8.5bn (US$565m) – 292 SA cps (77.21 US cents per ADR). Annualised dividend yield of 10% **
●	Continued capital allocation discipline
−	Borrowings (excl. non-recourse)*** reduced by R12.2bn (US$508m) to R15.9bn (US$1.1bn) at the end of H1 2021 (vs H1 2020)
−	Further R5.0bn (US$354m) reduction from corporate bond buyback on 2 August 2021
−	Share buyback program (5% of issued share capital) returning ~R9.6bn (US$700m) surplus cash to shareholders, once completed, will further enhance shareholder returns

* AFCF is a Non-IFRS measure, for the definition and reconciliation of adjusted free cash flow, refer to the cash flow analysis section on page 16 of this report

** Based on the closing share price of R59.66 at 30 June 2021

*** Refer note 10.2 (footnote 1) of the condensed consolidated interim financial statements

US dollar						SA rand
Six months ended						Six months ended
Jun 2020	Dec 2020	Jun 2021		KEY STATISTICS		Jun 2021	Dec 2020	Jun 2020
				UNITED STATES (US) OPERATIONS
				PGM underground operations[1,2]
297,740	305,327	298,301	oz	2E PGM production[2]	kg	9,278	9,497	9,261
1,837	1,970	2,286	US$/2Eoz	Average basket price	R/2Eoz	33,261	32,026	30,621
332	409	437	US$m	Adjusted EBITDA[3]	Rm	6,358	6,660	5,544
60	63	65%		Adjusted EBITDA margin[3]	%	65	63	60
866	882	973	US$/2Eoz	All-in sustaining cost[4]	R/2Eoz	14,153	14,342	14,429
				PGM recycling[1,2]
397,472	442,698	402,872	oz	3E PGM recycling[2]	kg	12,531	13,769	12,363
2,238	2,236	3,159	US$/3Eoz	Average basket price	R/3Eoz	45,963	36,357	52,661
27	26	50	US$m	Adjusted EBITDA[3]	Rm	733	421	458
3	4	4%		Adjusted EBITDA margin[3]	%	4	4	3
4	7	12	US$m	Net interest received	Rm	171	113	68
31	33	62	US$m	Profit before tax	Rm	903	532	523
				SOUTHERN AFRICA (SA) OPERATIONS
				PGM operations [2]
630,912	895,459	894,165	oz	4E PGM production[2,5]	kg	27,812	27,852	19,624
2,002	2,396	3,686	US$/4Eoz	Average basket price	R/4Eoz	53,629	38,954	33,375
544	1,223	2,154	US$m	Adjusted EBITDA[3]	Rm	31,338	20,025	9,049
42	60	66%		Adjusted EBITDA margin[3]	%	66	60	42
1,126	1,053	1,163	US$/4Eoz	All-in sustaining cost[4]	R/4Eoz	16,921	17,123	18,771
				Gold operations
403,621	578,939	518,848	oz	Gold produced	kg	16,138	18,007	12,554
1,613	1,850	1,792	US$/oz	Average gold price	R/kg	838,088	967,229	864,679
100	372	162	US$m	Adjusted EBITDA[3]	Rm	2,351	6,087	1,684
16	36	18%		Adjusted EBITDA margin[3]	%	18	36	16
1,493	1,347	1,691	US$/oz	All-in sustaining cost[4]	R/kg	791,171	704,355	800,048
				GROUP
563	1,218	1,707	US$m	Basic earnings	Rm	24,836	19,927	9,385
562	1,209	1,707	US$m	Headline earnings	Rm	24,833	19,785	9,361
990	2,010	2,787	US$m	Adjusted EBITDA[3]	Rm	40,549	32,871	16,514
16.67	16.26	14.55	R/US$	Average exchange rate using daily closing rate
1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand (rand). In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace
2Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), in the US underground operations is principally platinum and palladium, referred to as 2E (2PGM) and US PGM recycling is principally platinum, palladium and rhodium referred to as 3E (3PGM)
3	The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for other measures of financial performance and liquidity. For a reconciliation of profit/loss before royalties and tax to adjusted EBITDA, see note 10.2 of the condensed consolidated interim financial statements. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
4See “Salient features and cost benchmarks -Six months” for the definition of All-in sustaining cost (AISC) and the “Reconciliation of AISC and AIC excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana – Six Months”

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 1

5The SA PGM production excludes the production associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the production including third party PoC, refer to page 45 of this report

Stock data for the six months ended 30 June 2021		JSE Limited - (SSW)
Number of shares in issue*		Price range per ordinary share (High/Low)	R55.21 to R74.67
- at 30 June 2021	2,944,668,383	Average daily volume	14,864,403
- weighted average	2,944,864,746	NYSE - (SBSW); one ADR represents four ordinary shares
Free Float	99%	Price range per ADR (High/Low)	US$14.30 to US$20.56
Bloomberg/Reuters	SSWSJ/SSWJ.J	Average daily volume	2,805,483

*The number of shares in issue at 30 June 2021 excludes 862,179 shares issued on 30 June 2021 but only listed by the JSE on 1 July 2021 and includes 4,753,907 ordinary shares which were repurchased as part of the share buy-back programme but not yet cancelled as at 30 June 2021.

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE-STILLWATER

The Group delivered another record financial performance for the six months ended 30 June 2021 (H1 2021). Significantly higher production year-on-year from the SA PGM and gold operations reflects a sustained recovery in production from the COVID-19 disruptions experienced in 2020, with production from the US PGM operations flat year-on-year. The improved operational performance together with considerably higher commodity prices, resulted in Group profit for H1 2021 increasing by 160% to R25,319 million (US$1,740 million) compared with R9,731 million (US$584 million) for H1 2020. This surpassed the previous Group record of R20,891 million (US$1,277 million) reported for H2 2020, by 21% or R4,428 million (US$463 million).

Normalised earnings of R24,411 million (US$1,678 million) were 176% higher than for H1 2020. In line with the dividend policy, an interim dividend of approximately R8,544 million (US$565 million) (292 cents per share/US77.2 cents per ADR), equivalent to an annualised dividend yield of 10%, was approved by the Board. Due to the solid production outlook and robust strong commodity price, this interim dividend is equivalent to 35% of normalised earnings and is at the upper end of the range specified in the Group dividend policy.

Disciplined implementation of our capital allocation framework supported continued delivery on our strategic imperatives during H1 2021. These included:

1.Significant investment in high-return brownfields projects to sustain our SA PGM and gold operations (approved in February 2021). Following the completion of initial planning during Q2 2021, development of these projects began during July 2021.
2.Gross debt (excluding non-recourse debt) was reduced by 44% from R28,144 million (US$1,622 million) at the end of H1 2020, to R15,901 million (US$1,114 million) at the end of H1 2021. The early redemption of the 2022 corporate bond on 2 August 2021, has further reduced borrowings by US$354 million (R5,049 million), improving balance sheet flexibility and reducing financing costs.
3.In addition, the share buyback programme announced in June 2021 represents tangible value uplift for shareholders, consistent with our stated intentions to return surplus capital to shareholders. The approximately R9,600 million ($700 million) share buyback program for 5% of shares in issue, should, once completed, further enhance shareholder returns through higher dividend pay-outs to remaining shareholders, as well as improving Net Asset Value per share. Together with the interim dividend declared, this could result in an annualised total return to shareholders of 15% for 2021.

The global shift towards more socially and environmentally aware behaviours and policies continues to gain momentum, with emphasis on climate change. Future investment in and renewable energy and other green industrial activity, is likely to support the prices of commodities required for the green energy economy, and those produced in an environmentally friendly manner over an extended period. In particular, this includes the essential metals that Sibanye-Stillwater produces and is targeting as we position ourselves to create sustainable value through delivery on our green metals strategy. Initial steps to position the corporation in mobility battery metals were made during the period, with the acquisition of an initial stake in the Keliber lithium project in Finland concluded during H1 2021and the proposed acquisition of the Sandouville Nickel Refinery in France likely to be concluded in Q1 2022 once conditions precedent have been met.

SAFE PRODUCTION

The health and safety of our employees is a fundamental priority for the Group, as encapsulated in our strategic commitment to safe production and operational excellence. We are responsible for the wellbeing and safety of more than 80,000 employees and contractors every day across our global operations, and as a leading international mining company, we have committed to achieving world-class safety standards comparable to our leading international peers.

We continually strive to engineer out risk in the operating environment by establishing and constantly refining appropriate procedures and protocols. The resumption of operations following the COVID-19 disruptions in Q2 2020, coincided with a concerning regression in safety across the Group, which continued during H1 2021. This has prompted an intensified focus on safety and wellbeing in order to re-energise the system and reemphasise critical safety protocols, through a Group wide safe production intervention, the "Rules of Life” campaign. An intensive programme has been launched to instil a zero-tolerance approach to departures from good mining practice. This is complemented by a systematic review to ensure that conditions across our operations are, in all respects, conducive to safe operating practices being applied. Where conditions do not allow work to be conducted safely, a clear leadership position has been communicated from the highest levels that work may not continue until conditions have been rectified.

Pleasingly, we have seen a safety turnaround since July 2021, with a substantially reduced rate of safety incidents at all our operations, and the Group has been fatal free from the end of H1 2021. We are experiencing more entire work days without any recordable/reportable safety incidents, or “injury free days”, which is also extending to more consecutive days without incident. Given the nature of our operations and number of employees, this is welcome progress and signals a positive outlook. Attention is being placed on making the improvement sustainable by instilling the revised practices and behaviours as the newly established way of conducting operations.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 2

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

Our strategic focus to embed ESG excellence as our way of doing business continues. We have established targets for ESG performance, which are tracked through our ESG dashboard, and budgets to finance the required ESG investments that have been established. These are aligned with the requirements to address the relatively few identified gaps in conformance with the International Council on Mining and Metals (ICMM) principle by the end of 2021. This will also support meeting the recently introduced ICMM performance expectations that provide greater definition on how application of the principles will be assessed.  While the gold operations are ready to be assured for conformance to the World Gold Council Responsible Gold Mining Principles, the required visits to operating sites may not be practical this year while the threat of COVID-19 limits international travel. We remain in close touch with the ESG expectations of critical global stakeholders including investors, lenders, customers and end users, as well as credible ESG ratings agencies that publish frameworks for corporate ESG rankings.

The social and economic impact of the COVID-19 pandemic remains severe well into the second year since it began. During H1 2021 South Africa experienced two significant surges in infection rates (second and third waves), however, in contrast to the initial response to the pandemic in March 2020, the South African Government has adopted a more measured approach to management of the pandemic during 2021, applying certain restrictions, but allowing most economic activity to continue.

Effective controls and protocols implemented by the mining industry early in 2020 have proven largely effective in mitigating the potential impact of COVID-19 in the workplace. As a result, the SA mining industry has generally been able to operate without disruption during 2021 and continues to provide critical support and momentum to the South African economy. This support includes continued employment and wages, direct COVID-19 support and a direct economic contribution to the fiscus through higher taxes and royalties and strong export earnings. In 2020, the mining industry was largely responsible for the surplus of approximately R100 billion in tax receipts relative to prior forecasts in 2020. This economic contribution has continued into 2021 with current expectations of a surplus of at least R50bn this year- allowing the South Africa Government to offer significant relief (R39 billion in aid) to, allowing the South Africa Government to offer significant relief (R39 billion in aid) to societies ravaged by the ongoing impact of the pandemic and the recent unrest during the middle of July shortly after the incarceration of former President Zuma.

The unrest, which was characterised by severe property destruction and looting, was relatively localised, mainly affected KwaZulu-Natal and parts of the Gauteng and was brought under control within a week, although the restoration of damaged infrastructure and facilities represents a long term programme. The impact on our operations was limited to temporary supply chain disruptions. In addition to the significant economic cost of the extensive looting and damage to property however, the negative consequences on the reputation of the country and perceptions of social and economic stability, clearly add to the risk and cost of investment in the country, which was already perceived as a relatively high-risk investment destination.

Sibanye-Stillwater’s economic contribution to the regions in which we operate continued to increase, with royalties paid increasing 340% from R413 million (US$25 million) for H1 2020 to R1,818 million (US$125 million) and current mining and income tax paid from R1,453 million (US$87 million) for H1 2020 to R8,491 million (US$584 million) for H1 2021. Along with other taxes, this R8,443 million (US$597 million) higher fiscal contribution is significant, particularly following the significantly increased contributions made during 2020, which were essential to regional economies during the economic devastation associated with the COVID-19 pandemic in 2020.

As responsible corporate citizen with a long term investment in and commitment to the country, we continue to engage with communities and other stakeholders in order to ensure alignment of their interests with ours in order to avoid these kinds of damaging events which negatively impact on all stakeholders, and the country as a whole. This engagement has been challenging since early 2020, given COVID-19 constraints and limited access of many community members have to virtual engagement platforms that have become the norm globally.

This includes our ongoing commitment to and support of the national COVID-19 mitigation effort. The Group has continued to support employees and their dependents, local communities and regional and national Government in the ongoing struggle with the COVID-19 pandemic during 2021, and will now be extending this support to the National vaccine roll out programme. After a slow start, there has recently been a notable acceleration in the National vaccination roll out programme. With increasing support from the private sector the prospects of achieving the national target of 67% of the population vaccinated by the end of 2021 are improving, albeit that the target date seems unlikely to be achieved at this stage. Attaining this goal is a necessity and will be very positive for the economy which has been hard hit by the COVID-19 pandemic.

The ongoing risks posed by the pandemic to the health of our employees and communities continues to be a priority for the Group and with this in mind, preparations for the roll out of vaccines to our employees enabled us to secure accreditation for workplace vaccination facilities by the Department of Health (DOH) on 21 June 2021. These preparations included adequately training our healthcare employees, acquiring sufficient vaccine refrigeration, establishing suitable inoculation facilities, and developing and implementing appropriate protocols to ensure that vaccines could be administered efficiently and safely, at the appropriate scale.

Because of these preparations, our vaccine roll out programme has been extremely well implemented to date, with over 40,000 employees or approximately 50% of our workforce in South Africa receiving their first doses at eight current vaccination sites located in three provinces, well ahead of the rest of the SA Mining industry. Mirroring global trends, there has recently been a slowing in the rates of employees registering for vaccines, with the challenge now to try to ensure that other employees, who may be reluctant to receive vaccines, also elect to be inoculated in order to ensure the safety of all employees and their families.

We are in a position to support the national vaccination roll out programme further by extending our resources to dependants of employees and our doorstep communities that are located in districts that are under-serviced by public vaccination facilities. As previously highlighted, we have significant capacity to extend our vaccine programme by opening additional vaccination sites or providing support to Government’s public facilities and continue to engage with the DOH and other relevant stakeholders as to how this will be achieved in order to assist in mitigating the future impact of the virus on society and the economy.

Marikana renewal

Since the Group acquired Lonmin in June 2019, significant focus and effort has been applied towards addressing longstanding socio-economic issues at Marikana. Sibanye-Stillwater has committed to a process of renewal at Marikana and sees the change in ownership of

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 3

the assets as an opportunity to honour the past, facilitate closure through multi stakeholder dialogue and create a new reality together with stakeholders in the district. This approach will guide our future engagement and relations with stakeholders.

In 2020, Sibanye-Stillwater engaged social cohesion specialists, Reimagine SA to plan and undertake an extensive stakeholder engagement process aimed at finding ways to bring sustainability, healing and renewal to Marikana. At the heart of this process, known as the Letsema process, lies an inclusive approach to social and community facilitation through collaborative engagements, and to ensure the delivery of tangible and sustainable socio-economic programmes for the benefit of the communities around Marikana.

In April 2021, we formally launched the Marikana Renewal programme, under the themes of Honour, Engage and Create. This Marikana Renewal process acknowledges the impact of the tragic events of August 2012 and calls on stakeholders to rebuild relationships and co-create a better future for Marikana. The process is led by His Grace the Anglican Archbishop of Cape Town Thabo Makgoba, the patron of the Marikana Renewal programme.

Our efforts are ongoing and in August 2021, we commemorated the events of August 2012 by reflecting on the stories of the people, whose lives have changed and including those who are part of the Marikana Renewal process. Between 12 and 17 August 2021, we commemorated the week by honouring the deceased in the workplace and in collaboration with YouFM, a local radio station, delved deeper into the Letsema process and spoke to local community members about their hopes and dreams. We also hosted the second Marikana Memorial Lecture since our acquisition of Lonmin. This year’s keynote speaker was Dr Mamphela Ramphele, co-founder of ReimagineSA. In her address, Dr Ramphele shared some of the key lessons that have emerged and are emerging from the conversations inside and outside the company. It is worth noting that for the first time, a significant government stakeholder attended the event with Minister of Mineral Resources and Energy, Gwede Mantashe delivering an address on the day.

A significant amount of detail on the Marikana Renewal process and progress we have made is available on our website at: https://www.sibanyestillwater.com/features/marikana-commemoration/. This includes specific detail on progress made on various commitments in a factsheet, which can be accessed at https://thevault.exchange/?get_group_doc=245/1628608210-ssw-marikana-renewal-factsheet-aug2021.pdf.

In addition to the Marikana renewal process, the successful financial turnaround achieved at the Marikana operations since acquisition, enabled the approval of over R4 billion investment by the Group in the brownfields projects at the operations as announced during Q1 2021. This investment will support more than 4,400 jobs over more than 40 years and, in addition to long term economic benefits, will provide ongoing opportunities for local businesses and support for communities as the basis of meaningful local empowerment.

A further significant step towards securing the future of the Marikana operations and ensuring the return of real value to stakeholders, was the successful re-structuring of the highly indebted broad-based black economic empowerment (B-BBEE) structure implemented by Lonmin several years before.  The revised structure has resulted in a sustainable capital structure for the Marikana B-BBEE shareholders as well as immediate access to distributable cash flow and the ongoing transfer of tangible value.

Commitment to carbon neutrality by 2040

Our commitment to achieve carbon neutrality by 2040 is a primary Group ESG priority. Since announcing this commitment in February 2021, significant progress has been made to advance the energy and decarbonisation strategy which underpins it. Further studies and assessments have confirmed and given us significant confidence that attaining carbon neutrality by 2040 is indeed possible and may possibly be achieved before the target date.

Sibanye-Stillwater’s SA operations are inherently energy intensive with 88% of greenhouse gas (GHG) emissions from these operations stemming from Scope 2 emissions associated with electricity generated by the national power utility, Eskom.  97% of the Scope 2 emissions are attributable to Eskom’s coal-fired power stations.  Our Scope 2 emissions compare unfavourably with an average of 40-50% for our international peers, who use other power sources and have access to less carbon intensive electricity.

In addition to the significant emissions footprint associated with our current reliance on Eskom, inconsistent and unreliable supply and the ongoing escalation of electricity tariffs at rates above inflation for over a decade are an ongoing risk for our operations and business. Improving electricity efficiency and securing alternative sources of future supply is thus the primary focus of the Group energy and decarbonisation strategy.

Given our emissions profile and high degree of electrification within our operations, renewable energy generation forms our strongest decarbonisation lever. Sibanye-Stillwater’s long-life, energy-intensive SA operations support the development of a portfolio of renewable energy projects designed to meet our energy requirements over the life of the operations and beyond. These projects, which are in different stages of development, include:

SA gold operations - 50MW Solar Project

●	A 50MW solar photovoltaic (PV) project to supply our Kloof operations, has been in development since 2014 and is well advanced, with a site between the Kloof and Driefontein operations, already secured and permitted. A Request for Quotation (RFQ) tender is underway to appoint a project developer to finance, build, own, operate and later transfer the plant on a 20-year power purchase agreement (PPA) basis. The final consents and approvals are being concluded in parallel to the tender process. The target commercial operational date is late 2023.

SA PGM operations - 175MW Solar Projects

●	A feasibility completed in Q2 2021 has confirmed a strong business case for advancing solar PV projects at our SA PGM operations. This would consist of three projects on suitable sites adjacent to our operations, including an 80MW project at the Rustenburg operation, a 65MW project at the Marikana K4 operation and a 30MW project for our Marikana smelter and base metal refinery. The projects have been approved for execution and site permitting is now underway. The targeted date for commercial operational is early 2025, with the environmental impact assessment process driving the project schedule.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 4

SA PGM and SA Gold operations - 250MW SA Wind Energy

●	Sibanye-Stillwater conducted a wind energy Request for Information (RFI) for off-site generation of up to 250MW during Q2 2021. The RFI confirmed the commercial viability of remote wind energy wheeled across the Eskom transmission and distribution network and identified various ‘shovel-ready’ projects across South Africa. On this basis, an RFQ tender underway for up to 250MW on a 15-year build, own, operate and transfer PPA basis. The targeted date for commercial operational is anticipated towards the end of 2024.

The development of these approved renewable energy projects will enable a 24% Scope 2 reduction in energy consumption for the Group by 2025.  Consequent to the current life of mine models and associated electricity consumption projections, these facilities will nominally provide 100% of our SA energy requirements by 2038, thereby contributing substantially to our decarbonisation target. These renewable energy projects will be subject to separate approvals from several Governmental authorities, including the National Energy Regulator of South Africa, the Department of Mineral Resources and Energy (DMRE) and Eskom.

Through our ‘Infrastructure for Impact’ programme which is being developed, we will also seek to maximise broad-based economic empowerment, local skills and capability development, and socio-economic impact through these projects.

Sibanye-Stillwater plays an active advocacy role in the creation of enabling electricity supply industry in South Africa, particularly promoting self-generation, through participation in the Energy Intensive User Group (EIUG), the Minerals Council of South African and Business Unity South Africa (BUSA). Most positively, Schedule 2 of the Electricity Regulation Act was amended by the DMRE, lifting the own-use licensing threshold to 100MW, thereby enabling derisking of our renewable energy projects as well as acceleration of the project schedules by 3-6 months, the estimated saving on the 18-24 month development phase prior to construction. Sibanye-Stillwater has conveyed several other regulatory amendments and structural reforms to Government to fully create an enabling electricity supply industry and unlock the potential of private power generation to the benefit of all South African stakeholders.

Concurrently to our renewable energy projects in South Africa, investigations are underway within the US PGM operations to further increase renewable energy as part of their energy mix. Our Scope 1, Scope 3 and carbon offset interventions, that will deliver our full decarbonisation through to carbon neutrality, will be further detailed in our ESG investor day presentation.

STRATEGIC EXECUTION

There has been a marked shift in global regulations, consumer behaviour, social activism and business strategy over the past year, with the imperative to address climate change becoming an increasingly prominent theme globally and with strong national commitments to stringent environmental targets expected at COP26 in Glasgow in November 2021. This has required the adoption of more acceptable environmentally and socially conscious behaviours and practices by the private sector globally, accompanied by enhanced Governance and transparency. This includes a pivot away from hydrocarbon products as a primary input or fuel source including a notable acceleration in the expected adoption of electric vehicles into the automobile mix.

While not yet having material impact on internal combustion engine vehicle sales, the growth in demand for battery metals to meet requirements for electric vehicle production is already starting to have substantial implications for battery metal supply and is expected to accelerate. Moreover, recent experience with the global electronic chip shortage, combined with concerns related to China’s trade policies that may leverage off China’s dominance in battery metal supply, is resulting in automotive manufacturers striving to establish regional supply chains and strategic offtake agreements through which they can secure reliable supply for key commodities. The resultant increased demand for battery metals to support a prolonged expansion of the global battery electric vehicle (BEV) fleet over the next two to three decades, is going to require commensurate increase in the supply of battery metals. Primary expansion of the scale needed to meet BEV growth projected by some market commentators will be challenging.

As an alternative source of supply, recycling is therefore likely to become a more significant contributor to battery metal supply as batteries and vehicles start reaching the end of their useful lives in increasing numbers towards the end of the decade and a circular economy is established. Recognising the increasing likelihood (if not the quantum) of this shift towards increased electrification of the global automobile sector, some years ago, in 2019 we acquired SFA (Oxford) to carry out detailed research and analysis into the evolution of future mobility, including batteries and BEV.

Becoming a meaningful participant in the green energy metals space is encapsulated by our strategic objective of “Building an operating portfolio of green energy metals and related technologies” through implementation of our fourth sigmoid value curve. This fourth sigmoid curve to establish a significant exposure to future green metals predominantly for the energy sector, in the corporation’s strategic growth strategy, is complementary to our existing leading PGM mining and recycling operations, our latent uranium potential and newly acquired battery metals presence.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 5

FIGURE 1: VALUE CREATION JOURNEY AND OUTLOOK

Growing our green metals portfolio starts with: advancing our battery metals strategy; realising value from our uranium assets; leveraging our existing recycling and tailings re-treatment businesses and understanding the value opportunities available from participating in the nascent green hydrogen economy through our existing leading PGM business. This complements our existing presence in gold and builds on the initial steps taken in the battery metals space.

Our acquisition of an initial stake in the Keliber lithium project in Finland and the proposed acquisition of the Sandouville nickel refinery in France provides an initial strategic entry into the battery metals segment, with a particular focus on supply into the rapidly growing European BEV market. The proposed acquisition of Eramet’s Sandouville nickel processing plant, in addition to providing an entry into the refined nickel and nickel battery metal segments, positions us well to extend into battery metal recycling for the European market.

This will support and extend our existing PGM recycling business in the US into another key region and into a broader range of metals in the longer term. In the US, a number of opportunities have been identified to enhance value generation from our recycling business through upstream involvement and strategic partnerships in the US PGM autocatalyst recycling value chain.

The potential to leverage our uranium assets in South Africa to complement our green metals strategy and unlock latent value is also being considered. Beatrix West has substantial uranium resources and has potential to be converted into a uranium mine that is already largely developed as the mature gold resources deplete or become unviable.  This will provide much needed extension of life to our Free State operations, retaining a critical mass of mining activity in the district. The tailings resources at the Cooke operations on the West Rand also represent significant potential to build a meaningful uranium business in a constructive price environment with interest in uranium as a clean energy source increasing globally.

The near to medium term fundamental outlook for PGMs is robust. As the largest primary producer and recycler of PGMs in the world, Sibanye-Stillwater’s investments into high return, organic growth projects positions us well to support PGM demand driven by tightening regulations for autocatalyst emissions over this decade. In the longer term, aggressive climate change targets in Europe and other parts of the world have raised investor interest in the hydrogen economy. Production of green hydrogen through electrolysis and renewable energy, supports demand for both platinum and iridium.

While building our gold presence internationally and diversifying our current portfolio remains a logical objective as we have said before, this will only be advanced on a basis that could deliver reasonable value for stakeholders. Although relative valuations of the international gold companies have again improved, the residual value gap restrains progress. We will continue to review our position in the context of prospects for sustained gold price appreciation in a protracted low real yield economic climate.

As our customers’ needs change, the opportunity for us to further build on our mining platform and diversify our offering will ensure that we remain a preferred supplier of strategic metals for tomorrow’s powertrains.

MARKET DYNAMICS

Both PGM supply and demand were disrupted during H1 2021. Anglo American Platinum’s second converter plant outage continued to impact supply during Q1, particularly rhodium, ruthenium and iridium, which have longer processing pipelines than platinum and palladium.  Norilsk suspended operations at two underground mines due to flooding in March.  Coupled with an incident at the Norilsk concentrator earlier this year, a supply reduction of approximately 700koz 4E is forecast for 2021 as a result.  Both these supply disruptions provided support for PGM prices, particularly during Q1 2021.  Record high rhodium prices of US$30,000/oz were seen in March, while ruthenium prices increased 196% from the start of the year, moving to a maximum price of US$800/oz during the period.  Similarly, iridium prices increased 142%, starting the year at US$2,600/oz and peaking at US$6,300/oz for 6 weeks.

The ongoing global semiconductor chip shortage continues to impact negatively on auto production with Western Europe and North America equally the worst affected regions, followed by China. Despite the chip shortage beginning to ease as new supply comes online, the impact on global automotive supply expected to persist into Q1 2022. Original Equipment Manufacturers (OEMs) are attempting to mitigate the impacts by prioritising higher-margin models and omitting electronic functionality from vehicles where possible. Some continue

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 6

to build vehicles, planning to install the missing chips once they become available. New and used car prices hit record highs in the US as demand far outweighs supply, and new car inventory dipped to as low as eight days for some OEMs during the period. In Europe, electric vehicle car registrations saw double-digit increases in Q1 2021, taking market share from diesel and gasoline. PGM prices responded accordingly and eased during Q2 2021.

Despite the chip shortage, light vehicle production is expected at around 83.5m this year, 11.2m vehicles higher than a COVID-19 hit 2020, but not quite at 2019 levels of 86.5m vehicles. BEV market share is forecast at 5%. Easing of the global chip shortage end 2021/early 2022 is expected to result in a recovery of global auto production. Pent up demand for new vehicles, particularly in the US, remains strong and any ‘lost’ vehicle production is expected to be moved into 2022.

Palladium and platinum industrial demand continues to recover following COVID-19 disruptions in 2020, and is forecast to be approximately 1-2% lower than 2019 levels. Although platinum jewellery demand is expected to recover somewhat from 2020 levels, net demand is unlikely to exceed 1.2 moz this year.

Overall, we forecast 3E PGM to remain in deficit at the end of this year:  Platinum is expected to be in surplus of around 750koz while Palladium remains in a 1moz deficit. The Rhodium market is expected to move into balance by year end. These forecasts support current prices. We also view a prolonged low real interest rate environment as constructive for gold in coming periods. We are nevertheless prepared for risks to the downside from the record levels being experienced through prudent operational planning that will sustain profitability in a more subdued price environment.

OPERATING OVERVIEW (for more detail refer to page 8-10)

The Group operational performance for H1 2021 was significantly better than for the comparable period in 2020, reflecting the resumption of more normalised operations at the SA PGM and SA Gold operations following the COVID-19 disruptions experienced during 2020. At the US PGM operations, the positive operating momentum from Q1 2021 was arrested by safety stoppages and associated restrictions in June 2021, which resulted in production being unchanged year-on-year. The impact of the disruptions was ameliorated by consistent production from the US recycling operation, which ensured significant earnings benefit from higher 3E PGM basket prices.

The SA PGM operations delivered another consistently strong operating performance with 4E PGM production (including third party concentrate processed) increasing by 41% to 928,992 4Eoz year-on-year. Mined underground 4E PGM production increased by 43% year-on-year, to 817,369 4Eoz, with 4E PGM production from surface 34% higher at 76,796 4Eoz and third-party concentrate treated at the Marikana smelting and refining operations, increasing by 29% to 34,827 4Eoz. Costs were well controlled with AISC (including third party processing costs) declining by 4% to R18,447/4Eoz (US$1,268/4Eoz) and AISC (excluding third party processing costs) 10% lower to R16,921/4Eoz (US$1,163/4Eoz) compared with H1 2020. The difference is due to the cost of purchasing concentrate from third parties, with these costs variable due to volumes acquired and PGM prices prevailing during the period. A detailed reconciliation of AISC at the SA PGM operations is provided on page 44 of this report. Record adjusted EBITDA from the SA PGM operations for H1 2021of R31,338 million (US$2,154 million) was 246% higher than for H1 2020.

Mined 2E PGM production from the US PGM operations of 298,301 2Eoz (H1 2020: 297,740 2Eoz) was unchanged year-on-year due to the extended safety related work stoppages and associated operational restrictions during June 2021, which reduced production by approximately 20,000 2Eoz. Pleasingly however, production forecasts from SWE (Blitz Project) are currently exceeding plan and increasing output is expected to partially offset the negative production impact at SWW during H2 2021. AISC for the US PGM operations increased by 12% to US$973/2Eoz due to lower production and higher royalties and taxes. 3E PGM recycling was consistent, with 402,872 3Eoz fed, marginally higher than for H1 2020. Adjusted EBITDA for the US PGM operations of US$487 million (R7,091 million) was 36% higher year-on-year, with adjusted EBITDA from mined 2E PGM production 32% higher to US$437 million (R6,358 million) and adjusted EBITDA from the recycling business of US$50 million (R733 million), 85% higher than for H1 2020. This was primarily due to the higher PGM basket prices, with interest on recycle supplier advances adding a further US$15 million, providing a significant offset against the impact of the operational shortfall.

Production from the SA gold operations increased by 29% to 16,138 kg (518,848 oz), despite the loss of approximately 357 kg (11,478 oz) of production at the Kloof and Beatrix operations due to seismicity and safety stoppages. AISC of R791,171/kg (US$1,691/oz) declined by 1%, due to the carry-over of sustaining and ORD capital combined with the production shortfall. Adjusted EBITDA from the SA gold operations for H1 2021of R2,351 million (US$162 million) was 40% higher than for H1 2020.

FINANCIAL OVERVIEW

Group revenue increased by 63% year-on-year to R89,953 million (US$6,182 million), driven by increased production and significantly higher precious metals prices. The average 4E PGM basket price increased by 61% to R53,629/4Eoz (US$3,686/4Eoz) for H1 2021 with the average 2E PGM basket price increasing by 24% to US$2,286/2Eoz and the average 3E PGM price of US$3,159/3Eoz for the US PGM recycling operation, 41% higher than for the corresponding period in 2020. The average rand gold price declined by 3% to R838,088/kg (US$1,792/oz) due to a 13% appreciation in the average SA exchange rate to R14.55/US$ for the period.

Record Group adjusted EBITDA of R40,549 million (US$2,787 million) for H1 2021 was 146% higher than for the comparable period in 2020, primarily driven by the SA PGM operations (77% of total) with the US PGM and SA gold operations comprising 17% and 6% of the Group total respectively. This compares with adjusted EBITDA of R16,514 million (US$990 million) for H1 2020, with the SA PGM operations comprising 54%, the US PGM operations 36% and the SA gold operations 10% of the Group total respectively.

Profit attributable to owners of Sibanye-Stillwater, increased by 164% from R9,385 million (US$563 million) for H1 2020 to R24,836 million (US$1,707 million). Basic earnings per share (EPS) of 843 SA cents (58 US cents/232 US cents/ADR) and headline earnings per share (HEPS) of 843 SA cents (58 US cents/232 US cents/ADR) both increased by approximately 140% year-on year, benefiting from the share buyback programme which began on 1 June 2021.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 7

Normalised earnings1, which are the basis for the declaration of dividends as per the Group dividend policy (see note 8 of the condensed consolidated interim financial statements), increased by R15,566million (US$1,147 million), to R24,411 million (US$1,678 million) for H1 2021 from R8,845million (US$531 million) for the comparable period in 2020.

Due to the significant increase in normalised earnings and positive outlook for the remainder of 2021, the Board elected to declare an interim dividend for 2021 of R8,544 million (US$565 million) (292 SA cents per share/77.21 US cents per ADR2), which is at the upper end of the 25% - 35% dividend pay-out range as per the Group dividend policy. This is equivalent to an annualised dividend yield of 10% at a closing share price of R59.66 at 30 June 2021. The approximately R9,600 million ($700 million) share buyback program for 5% of shares in issue should further enhance shareholder returns.

In addition to dividends to shareholders, approximately R585 million (US$40 million) of profit share and operational dividend payments were made to employee trusts for the benefit of employees participating in profit share plans at Marikana and Rustenburg during H1 2021. Participants in BEE structures at the SA PGM operations have also benefited from payments of R236 million (US$16 million) during H1 2021.

Group adjusted free cash flow3,4 (AFCF), for H1 2021 increased by a further 59% to R17,322 million (US$1,191 million). This compares with AFCF of R10,920 million (US$655 million) for H1 2020, which was a record at the time.

The difference between Group adjusted EBITDA of R40,549 million (US$2,787 million) and AFCF for H1 2020, is primarily due to: increased working capital at the US and SA PGM operations due to higher PGM prices impacting debtors and inventory of R4,469 million (US$307 million); royalties and taxes paid of R10,309 million (US$709 million); capital expenditure of R5,586 million (US$384 million); and additional deferred payments relating to acquisitions of R1,754 million (US$121 million). These cash flows by segment are detailed on page 16 of this report.

The increase in AFCF was driven by the SA PGM operations with AFCF from the SA PGM operations nearly doubling year-on-year to R14,300 million (US$983 million) and accounting for 83% of Group AFCF for the period. In addition, the SA PGM operations, through intercompany working capital accounts contributed (outflow) R3,718 million (US$256 million) to the working capital increase (inflow) included in the SA gold operations compared with R746 million or US$45 million received from SA gold operations for H1 2020. This represents a net AFCF differential of R4,464 million (US$301 million) year-on-year.

As a result of production disruptions and a decline in the rand gold price, AFCF from the SA gold operations was marginally negative for H1 2021, although the intercompany contribution of R3,718 million (US$256 million) from the SA PGM operations referred to above,  resulted in positive reported AFCF for the period of R3,373 million (US$232 million).

AFCF from the US PGM operations of R148 million (US$10 million) was significantly lower than for H1 2020 (R4,945 million (US$297 million), primarily due to a R3,341million (US$230 million) increase in working capital resulting from an increase in spent auto catalyst inventory material at the US PGM recycling operation and a significant increase in the cost of acquiring this autocatalyst material, due to much higher 3E PGM prices for the period. This increase in working capital should reverse over the course of H2 2021 as inventory levels are drawn down to normalised inventory levels of approximately 250 tonnes from current levels of 432 tonnes.

1 Non-IFRS measures such as normalised earnings are the responsibility of the Group’s Board of Directors and are presented for illustration purposes only, and because of its nature, normalised earnings should not be considered as a representation of financial performance under IFRS. Refer to note 8 of the condensed consolidated interim financial statements for the definition and reconciliation of normalised earnings

2 Based on an exchange rate of R15.1267/US$ at 23 August 2021 from IRESS. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion

3 Group adjusted free cash flow includes adjustments to segmental free cash flow for Group treasury and shared services activities, which eliminate on consolidation but are included in the segment totals

4 Non-IFRS measures such as AFCF are the responsibility of the Group’s Board of Directors and are presented for illustration purposes only, and because of its nature, AFCF should not be considered as a representation of financial performance under IFRS. For the definition and reconciliation of adjusted free cash flow, refer to the cash flow analysis section on page 16 of this report

CAPITAL ALLOCATION

The Group has continued to maintain capital discipline in line with its capital allocation framework (the Framework), ensuring sustainability of the business, improved balance sheet flexibility and risk mitigation and continued delivery of value for all stakeholders. Strong cash generation has enabled the Group to exceed expectations in meeting its capital deployment objectives.

Over the past 12 months, the Group’s net cash position has risen to R10,161 million (US$712 million) from a net debt position of R16,137 million (US$930 million) at the end of H1 2020. Gross debt at the end of H1 2021 of R17,188 million (US$1,204 million) was R9,186 million (US$632 million) or 35% less than at the end of the comparable period in 2020, with cash and cash equivalents at the end of H1 2021 of R26,097 million (US$1,829 million), R14,056 million (US$1,135 million) higher than compared with at the end of H1 2020 (R12,041 million or US$694 million).

The current cash and cash equivalents position is aligned with the Framework, with a sustained cash reserve of approximately R20 billion cash deemed prudent as a buffer against exogenous shocks and to provide strategic optionality.

On 2 August 2021, the Group elected for early redemption of the June 2022 corporate bonds, reducing gross debt by a further US$354 million (R5,049 million), improving financial flexibility and reducing future financing costs. A decision on whether to redeem or refinance the June 2025 bonds will be made in due course. This ongoing reduction of gross debt is also consistent with the Framework – further improving balance sheet flexibility and reducing financing costs.

The Group is committed to maintaining an industry leading dividend which is repeatable and predictable through economic cycles. The interim dividend declared for H1 2021 of ~R8,544 million (US$565 million) (an implied annualised dividend yield of 10%), more than achieves this. Together with the early return of approximately R9,600 million (US$700 million) surplus capital to investors through the share buyback programme announced in June 2021, which could result in a total annualised return to shareholders of 15% for 2021.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 8

The acquisition of an initial stake in the Keliber lithium project and the proposed acquisition of the Sandouville refinery represents our initial moves to establish a strategic presence in key battery metals markets per our strategic intent announced to the market in February 2019 following the acquisition of SFA Oxford. We intend to continue building a credible portfolio in key battery metals to secure our competitive position.

OUTLOOK

Despite new covid-19 delta variant outbreaks, the roll out of vaccines and ongoing stimulus measures in many developed economies, provide positive support for future PGM demand. The global chip shortage has impacted auto production and hence demand for PGMs, however, there is evidence of pent-up demand suggested by record high used car prices in the US and there is likely to be a strong recovery in demand in 2022.

The rand 4E PGM basket price pulled back from record levels of over R55,000/4Eoz in May 2021 to current levels of around R43,000/4Eoz (US$2,830/4Eoz) where it started the year. Despite this sharp pullback, the basket price remains about 15% above the average for 2020 and about 70% higher than H1 2020. Similarly, the current 2E PGM basket price of approximately US$2,300/2Eoz is still about 21% higher than the average for 2020 despite the pullback in dollar PGM prices. Current basket prices, if maintained, will support strong cash flow and another strong financial performance for H2 2021.

The dollar gold price has tracked sideways for most of the year, with the rand gold price declining in line with appreciation of the rand against the US dollar, for most of the year to date. Despite depreciation of the rand in recent weeks, the spot rand gold price of approximately R870,000/kg (US$1,780/oz) is about 6% lower than the average price for 2020 and is likely to remain range bound for the near future.

Operating guidance

Based on the negative impact of the safety stoppage at the US PGM operations during June 2021 and the impact on flexibility at the Stillwater West mine (SWW) from ongoing limitations on operations imposed by the Mine Safety and Health Administration (MSHA) while investigations continue. Pleasingly however, production forecasts from Stillwater East mine (SWE or the Blitz project) are currently exceeding plan and increasing output is expected to partially offset the negative production impact at SWW during H2 2021.

The 2E PGM production forecast from the US PGM operations has been revised to between 620,000 2Eoz and 650,000 2Eoz, with AISC of between US$910/2Eoz to US$940/2Eoz. Capital expenditure is forecast to be US$285m - US$295m (including US$160m - US$165m project capital), approximately 55% - 60% of which is growth capital in nature. Estimated PGM recycling for the year is unchanged at 790 - 810 3Ekoz.

4E PGM production from the SA PGM operations for 2021 is forecast to be between 1,750,000 4Eoz and 1,850,000 4Eoz with AISC between R18,500/4Eoz and R19,500/4Eoz (US$1,230/4Eoz and US$1,295/4Eoz). Capital expenditure is forecast at R3,850 million (US$257 million) which includes R350 million (US$23 million) of project capital expenditure expected in terms of the K4 and Klipfontein projects for the year.

Gold production from the SA gold operations for 2021 is forecast at between 27,500 kg (884,000 oz) and 29,500 kg (948,000 oz) with AISC of between R815,000/kg and R840,000/kg (US$1,690/oz and US$1,742/oz, revised higher due to higher electricity tariffs and other above inflation costs. Capital expenditure is forecast at 4,300 million (US$286 million), including carry-over of capital from 2020 which was unspent due to the COVID-19 disruptions. R800 million (US$53 million) of project capital expenditure is included in the forecast, primarily for the Burnstone project and the Kloof 4 deepening project.

The dollar costs are based on an average exchange rate of R15.00/US$.

Neal Froneman

Chief Executive Officer

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 9

SIBANYE-STILLWATER GROUP SAFETY AND OPERATING REVIEW

Safety

The health and safety of our employees remains our key priority and we remain committed to continuous improvement in health and safety at our operations. The regression in the safe production performance of the Group since mid-2020, has therefore prompted an intensified focus on safety and well-being in order to re-energise the system and re-emphasise critical safety protocols through a Group wide safe production intervention, the "Rules of Life” campaign.

Regrettably, the regression in the safety performance during H1 2021, included a 67% deterioration in the Group Fatal Injury Frequency Rate (FIFR) from 0.06 to 0.10 (per million hours worked) with five fatalities occurring during Q2 2021 (following three during Q1 2021): On 12 April 2021, Mr. Innocent Nonaka, a loco driver at Rustenburg Khuseleka Shaft , was struck by a rail-bound material car. He is survived by his wife and four children. On 23 April 2021, Mr. Alfredo Chirrute, a loco driver at the Beatrix North shaft, was fatally injured in a rail-bound equipment-related accident. He is survived by his wife and five children. On 9 June 2021, Mr Dale Ketola a supervisor and Mr Jerry Ashlock a general foreman at the Stillwater West mine were fatally injured in a collision between a rail-bound locomotive and a utility vehicle. Mr. Ketola is survived by his two children and Mr. Ashlock by his wife and three step children. On 16 June 2021, Mr. Christo van der Berg, an engineering supervisor working at Driefontein Masakhane Shaft, was struck by an inrush of high-pressure water during maintenance of the 3 Chamber Pipe System. He is survived by his wife and three children. All these incidents have been investigated and the learnings and actions to avoid such repeats are being implemented. The Board and management of Sibanye Stillwater extend their sincere condolences to the family and friends of our fallen colleagues.

The Rules of Life campaign, which is primarily focused at addressing high risk behaviours through a zero tolerance approach, commenced during Q2 2021with Group wide safety stoppages, workplace audits and limited amnesty periods being granted to undertake corrective action on non-compliant findings. The Rules of Life campaign is intended to re-energise our Zero Harm Strategy and restore the improving safety trends which were being established before the COVID-19 disruptions occurred. It has been pleasing to note a visible improvement in Group safety trends during July and August 2021, with the SA gold operations recording one million fatality free shifts at each of the operations and the SA PGM operations recording three million fatality free shifts by mid-August 2021.

OPERATING REVIEW

US PGM operations

Mined 2E PGM production from the US PGM operations of 298,301 2Eoz for H1 2021 was unchanged year-on-year. Operational stoppages and ongoing restrictions imposed by MSHA following the tragic incident on 9 June 2021, interrupted the positive operational trends since the beginning of the year and resulted in approximately 20,000 2Eoz less production for Q2 2021. Production from the Stillwater Mine (Stillwater West (SWW) and Stillwater East (SWE) mines) of 176,546 2E for H1 2021, was 1% lower than for the comparable period in 2020, as a consequence of the fatal incident at SWW. Production from the East Boulder (EB) mine of 121,755 2Eoz, was 3% higher than H1 2020, despite also being affected by the suspension of operations. Plant head grade of 13.5 g/t was 4% lower than for the comparable period in 2020 due to flexibility constraints at SWW.

A further production shortfall of approximately 40,000 2Eoz is anticipated during H2 2021, primarily due the temporary loss of crucial producing blocks at SWW while MSHA investigations into the cause of the incident continue and associated restrictions remain in force. The primary focus since the incident has been to restore production within the constraints of the MSHA constraints, which has affected development and hence may lead to further flexibility consequences at SWW. Pleasingly however, production forecasts from SWE (Blitz Project) are currently exceeding plan and increasing output is expected to partially offset the negative production impact at SWW during H2 2021.

Total development of 14,696 meters was 17% higher than the H1 2020. Primary development excluding expansion (adjusted) was 2,213 meters, 14% lower than for H1 2020. Secondary development excluding expansion (adjusted) was 8,295 meters, 37% higher than for H1 2020. Total SWE project development was 4,188 meters, 7% higher than H1 2020.

AISC of US$973/2Eoz was 12% higher than for the comparable period in 2020, due to increased development and higher royalties, insurance and taxes which added US$203/oz to AISC for H1 2021 compared with US$154/oz for H1 2020.

Mined 2E PGM sales of 270,714 2Eoz for H1 2021 was 5% lower year-on-year, primarily due to delays in the rebuild of Electric Furnace 1 during Q2 2021 and minor scrubbing plant issues.

The recycling operation fed an average of 24.7 tonnes per day for H1 2021, 3% lower than for H1 2020. During H1 2021, 4,547 tonnes of recycle material was received while 4,473 tonnes were treated. At the end of H1 2021, approximately 432 tonnes of recycle inventory was on hand, a 74 tonne increase versus FY20’s ending inventory of 358 tonnes. By year end, recycle inventory is expected to have normalised at 250 tonnes, due to improved management of high carbon inventory and less planned smelter downtime.

Adjusted EBITDA from the US PGM operations for H1 2021 increased by 36% to US$487 million, compared with adjusted EBITDA of US$359 million for H1 2020. The increase was due to higher PGM prices, with the 24% higher average 2E PGM basket price of US$2,286/2Eoz for H1 2021, boosting adjusted EBITDA from the mining operations by 32% to US$437 million, an adjusted EBITDA margin of 65% compared with 60% for H1 2020. Adjusted EBITDA from PGM recycling increased by 85% year-on-year to US$50 million, due to a 41% increase in 3E PGM recycle basket price to US$3,159/3Eoz and a gross profit margin (including interest received) of 5%.

Capital expenditures approximated US$158 million for H1 2021, with the majority of this spend (53% or US$84 million) attributed to the SWE project.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 10

SA PGM operations

The SA PGM operations delivered another strong operational performance for H1 2021, with 4E PGM production of 894,165 4Eoz 42% higher than for the comparable period in 2020, following normalisation of production rates in November 2020. Mined underground 4E PGM production increased by 43% year-on-year to 817,369 4Eoz, with 4E PGM production from surface of 76,796 4Eoz, 34% higher. Third-party concentrate processed at the Marikana smelting and refining operations, increased by 29% to 34,827 4Eoz.

AISC for the SA PGM operations for H1 2021 (excluding third party concentrate purchase costs) of R16,921/4Eoz (US$1,163/4Eoz), was 10% lower than for the comparable period in 2020 despite royalties increasing by 308% to R1,571 million (US$108 million) or R1,211/4Eoz (US$83/4Eoz), as a result of significantly higher revenue for the period. Increased third party concentrate purchase costs added R1,526/4Eoz to AISC, due to higher prevailing PGM prices for the period and increased volumes of third party concentrate purchased and processed but with a notable increase in profit from third party processing.

The recovery in production and solid cost management ensured full financial benefits from the 61% higher average 4E PGM price of R53,629/4Eoz (US$3,686/4Eoz) for H1 2021, resulting in adjusted EBITDA for H1 2021 increasing by 246% to R31,338 million (US$2,154 million) compared with R9,049 million (US$544 million) for H1 2020 and the average adjusted EBITDA margin increasing from 42% for H1 2020 to 66% forH1 2021.

4E PGM production from the Rustenburg operation of 328,554 4Eoz for H1 of 2021 was 47% higher year-on-year, with both surface and underground mined production increasing by over 40% compared with H1 2020. This reflects the normalisation of production from the COVID-19 disruptions in 2020 as well as a 7% improvement in plant recoveries from 71 % for H1 2020 to 76% for H1 2021 due to a recovery in higher grade underground production following the COVID-19 disruptions, during which period more surface material was processed. AISC of R18,061/4Eoz (US$1,241/4Eoz) declined by 8% year-on-year, with increased production offsetting a R571 million (US$39 million) or R1,283/4Eoz (US$88/4Eoz) increase in royalties due to higher revenues.

Kroondal delivered another consistent operating result, with 4E PGM production of 113,496 4Eoz, 38% higher than for the comparable period in 2020.  AISC of R12,115/4Eoz (US$833/4Eoz), was 14% lower than H1 2020 as a result of the increase in production, which offset a 142% increase in royalties of R5 million (US$0.3 million) or R30/4Eoz (US$2/4Eoz).

The Marikana operation continued to perform strongly, with 4E PGM production of 369,559 4Eoz for H1 2021, 49% higher than for H1 2020. Underground mined production increased by 51% to 347,765 4Eoz and surface production increased by 24% to 21,794 4Eoz. Third party purchased concentrate processed at the Marikana smelting and refining operation increased by 29% year-on-year to 34,827 4Eoz compared to 26,916 4Eoz for H1 2020. Processing of third party material allows for better utilisation of available capacity and generates positive margins for the Marikana smelting and refining operation. AISC for the Marikana operations (excluding third party concentrate) of R17,745/4Eoz (US$1,220/4Eoz), was 12% lower than for the comparable period in 2020, primarily due to the increase in production, which offset a R610 million (US$42 million) or R1,572/4Eoz (US$108/4Eoz) increase in royalties due to increased revenue for the period.

Attributable 4E PGM production from Mimosa of 60,714 4Eoz was 1% higher than for H1 of 2020, with Mimosa maintaining a steady performance with AISC increasing by 8% to US$912/4Eoz (R13,275/4Eoz) due to a 56% increase in sustaining capital.

Chrome sales of 978,823 tonnes for H1 2021, were 23% higher than for H1 2020. Chrome revenue of R1,032 million (US$71 million) for H1 2021, was considerably higher than chrome revenue of R666 million (US$40 million) for H1 2020, due to higher production output and improved chrome prices. The chrome price received improved by 14% from US$138/tonne in the comparable period during 2020 to US$157/tonne for H1 of 2021.

Significant progress was made on catch-up of sustaining and ORD capital from 2020, which was impacted by the COVID-19 lockdown. R1,412 million (US97 million) of capital was spent for H1 2021 compared with R794 million (US$48 million) for H1 2020.

SA gold operations

Production from the SA gold operations (including DRDGOLD) for H1 2021 of 16,138kg (518,848oz) was 29% higher than for the comparable period in 2020, reflecting a return to more normalised operations from the COVID-19 disruptions in early 2020. AISC of R791,171/kg (US$1,691/oz) was only marginally lower year-on-year with a 66% increase in capex to R1,735 million (US$119 million) for H1 2021 due to a carry-over of sustaining and ORD capex from 2020 and above inflation electricity costs offsetting higher production. Despite a 3% decline in the average gold price to R838,088/kg (US$1,792/oz) for H1 2021 the increase in production resulted in adjusted EBITDA increasing by 40% to R2,351 million (US$162 million) from R1,684 million (US$100 million) for H1 2020.

Production from the managed SA Gold operations (excluding DRDGOLD) of 13,399kg (430,788oz) was 32% higher than for H1 2020, despite the loss of high grade panels at Kloof 3 shaft following a seismic event during Q1 2021 resulting in approximately 191kg (6,141oz) less production, and safety stoppages at Beatrix 3 shaft, resulting in approximately 166kg (5,337oz) less production for the period. This was comprised of 11,853kg (381,082oz) from underground mining and 1,546kg (49,705oz) from surface sources, with the AISC of R818,645/kg (US$1,750/oz), 3% lower than for H1 2020.

Underground production from the Driefontein operations increased by 54% to 4,409kg (141,753oz), due to better efficiencies from reorganisation of underground teams and improved mine-call-factor, resulting in consistent grades. AISC for H1 2021 of R777,018/kg (US$1,661/oz) was 17% lower than for H1 2020, with increased production offsetting higher operating costs on the back of above inflation electricity cost increases and a 90% increase in capital (R672 million (US$46 million) compared to R355 million (US$21 million)) due to a carry-over from 2020.

Despite the loss of high grade panels which resulted in approximately 191kg (6,141oz) less production for the period, underground production from the Kloof operation increased by 27% year-on-year, to 4,525kg (145,482oz). Surface production of 828kg (26,621oz) was 7% lower than for H1 2020, when surface production was prioritized to utilise capacity and generate production during the COVID-19

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 11

disruptions. Due to a steady depletion of available Driefontein surface resources over the last two years, a significant proportion of Kloof surface material is being toll treated at the Driefontein Plant. A 23% increase in operating costs due to normalisation of production, higher electricity tariffs, other above inflation costs and a 49% increase in capital expenditure to R577 million (US$39 million) compared with R388 million (US$23 million) for H1 2020, were the primary factors behind the 2% increase in AISC to R839,844/kg (US$1,795/oz).

Underground production from Beatrix increased by 27% to 2,919kg (93,848oz), with the recovery from the COVID-19 disruptions in 2020 partly offset by a slow return to work in January 2021 due to COVID-19 constraints on foreign nationals returning to work, temporary damage to infrastructure at Beatrix 4 shaft during Q1 2021, resulting from a mud rush and safety stoppages following a fatal rail-bound equipment incident in May 2021. Production from surface sources increased by 363% to 111kg (3,569oz) as a result of processing of localised high grade sources. AISC for H1 2021 increased by 6% to R871,496/kg (US$1,863/oz) compared to the same period in 2020, primarily due to an increase in operating costs (17%) due to higher electricity tariffs and other above inflation costs, and a 77% increase in capital expenditure of R301 million (US$21 million) compared to R170 million (US$10 million) for H1 2020, due to capital carry-over from 2020.

Surface production from the Cooke operation increased by 13% to 592kg (19,033oz) at an AISC of R688,817/kg (US$1,472/oz), due to an increase in volumes after the COVID-19 disruptions in 2020.

Production from DRDGOLD increased by 15% to 2,739kg (88,061oz) for H1 2021 at an AISC of R662,757/kg (US$1,417/oz), which was 9% higher than for the comparable period in 2020. The increase in AISC was primarily attributable to the higher sustaining capital expenditure, compared to H1 2020, annual inflationary increases and above inflation electricity tariff increases. The average received rand gold price for H1 2021 of R840,176/kg (US$1,796/oz) was 2% lower than for H1 2020. The higher costs and lower rand gold price, resulted in a 9% decline in adjusted EBITDA to R681 million (US$47 million) for H1 2021.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 12

FINANCIAL REVIEW OF THE SIBANYE-STILLWATER GROUP

For the six months ended 30 June 2021 (H1 2021) compared with the six months ended 30 June 2020 (H1 2020)

Significant differences between the reporting periods include:

The SA PGM and SA gold operations achieved significantly higher production levels during H1 2021 following the return to more normalised operating rates following the COVID-19 hard lockdown in Q2 2020 and subsequent ramp up, along with effective measures implemented by management to reduce the impact of the pandemic on continued production. H1 2020 was characterised by normal production levels during Q1 2020, however the effects of the nation-wide lockdown in South Africa due to the COVID-19 pandemic during Q2 2020 significantly impacted production at the SA PGM and SA gold operations. The lockdown initially resulted in no production, followed by production at reduced capacity of not more than 50% (mainly surface and mechanised production resumed). Later directives issued by the Minister of Mineral Resources and Energy allowed for a controlled ramp up of production under stringent regulations. These regulations culminated in production levels at the SA PGM and SA gold operations not reaching near pre-COVID-19 production levels by the end of H1 2020. The US PGM operations continued during H1 2020 with limited COVID-19 impact to its operating performance but causing the Blitz project to be delayed.

During H1 2021 the PGM segment experienced significantly higher average PGM basket prices with increases of 61% to R53,629/4Eoz (US$3,686/4Eoz) and 24% to US$2,286/2Eoz (R33,267/2Eoz) at the SA and US PGM operations, respectively.

The reporting currency for the Group is SA rand (rand) and the functional currency of the US PGM operations is US dollar. Direct comparability of the Group results between the two periods is distorted as the results of the US PGM operations are translated to rand at the average exchange rate, which for H1 2021 was 13% stronger at R14.55/US$ compared to the H1 2020 rate of R16.67/US$.

Group financial performance

Group revenue for H1 2021 increased by 63% to R89,953 million (US$6,182 million) mainly due to higher sales volumes and higher precious metal prices at both the SA PGM and SA gold operations. Group cost of sales, before amortisation and depreciation increased by 28% to R48,153 million (US$3,309 million) mainly due to higher sales volumes at the SA PGM and SA gold operations and higher input costs affected by higher precious metal prices i.e. third-party purchase of concentrate (PoC) and recycling material. Group adjusted EBITDA for H1 2021 increased by 146% or R24,035 million (US$1,797 million) to R40,549 million (US$2,787 million), attributable to a combination of higher sales volumes and higher precious metal prices,  partially offset by a 13% stronger rand against the US dollar impacting the realised rand commodity prices and the translation of the US PGM operations from its US dollar functional currency to rand. Group amortisation and depreciation increased by 10% to R3,798 million (US$261 million) with higher amortisation and depreciation at both the SA PGM and SA gold operations due to higher production volumes. Amortisation and depreciation at the US PGM operations was lower in rand terms but flat in US dollar terms.

The revenue, cost of sales, before amortisation and depreciation, net other cash costs, adjusted EBITDA and amortisation and depreciation are set out in the table below:

Figures in million - SA rand
	Revenue			Cost of sales, before amortisation and depreciation			Net other cash costs			Adjusted EBITDA			Amortisation and depreciation
	H1 2021	H1 2020	% Change	H1 2021	H1 2020	% Change	H1 2021	H1 2020	% Change	H1 2021	H1 2020	% Change	H1 2021	H1 2020	% Change
SA PGM operations	47,742	21,435	123	(15,604)	(12,075)	29	(800)	(311)	157	31,338	9,049	246	(1,162)	(904)	29
US PGM underground operations	9,721	9,306	4	(3,351)	(3,714)	(10)	(12)	(48)	(75)	6,358	5,544	15	(1,171)	(1,327)	(12)
US PGM Recycling	19,414	13,710	42	(18,681)	(13,252)	41	-	-	-	733	458	60	(1)	(3)	(67)
Managed SA gold operations	11,015	8,715	26	(8,922)	(7,388)	21	(423)	(391)	8	1,670	936	78	(1,374)	(1,102)	25
DRDGOLD	2,292	2,074	11	(1,595)	(1,296)	23	(16)	(30)	(47)	681	748	(9)	(90)	(108)	(17)
Group corporate[1]	(231)	(221)	(5)	-	-	-	-	-	-	(231)	(221)	(5)	-	-	-
Total Group	89,953	55,019	63	(48,153)	(37,725)	28	(1,251)	(780)	60	40,549	16,514	146	(3,798)	(3,444)	10

Figures in million - US dollars[2]
	Revenue			Cost of sales, before amortisation and depreciation			Net other cash costs			Adjusted EBITDA			Amortisation and depreciation
	H1 2021	H1 2020	% Change	H1 2021	H1 2020	% Change	H1 2021	H1 2020	% Change	H1 2021	H1 2020	% Change	H1 2021	H1 2020	% Change
SA PGM operations	3,281	1,287	155	(1,072)	(724)	48	(55)	(19)	189	2,154	544	296	(81)	(54)	50
US PGM underground operations	668	558	20	(230)	(223)	3	(1)	(3)	(67)	437	332	32	(80)	(80)	-
US PGM Recycling	1,334	822	62	(1,284)	(795)	62	-	-	-	50	27	85	-	-	-
Managed SA gold operations	757	523	45	(613)	(443)	38	(29)	(24)	21	115	56	105	(94)	(66)	42
DRDGOLD	158	124	27	(110)	(78)	41	(1)	(2)	(50)	47	44	7	(6)	(7)	(14)
Group corporate[1]	(16)	(13)	(23)	-	-	-	-	-	-	(16)	(13)	(23)	-	-	-
Total Group	6,182	3,301	87	(3,309)	(2,263)	46	(86)	(48)	79	2,787	990	182	(261)	(207)	26
1The effect of the streaming transaction has been included under Group Corporate and not included in the US PGM operations’ numbers. Please refer to note 13 of the condensed consolidated interim financial statements
2Convenience translations have been applied to convert the rand Income Statement amounts into US dollars using a foreign exchange of rate of 14.55 for H1 2021 and 16.67 for H1 2020

Revenue

Revenue from the SA PGM operations, increased by 123% to R47,742 million (US$3,281 million) due to a 20% or 157,132 4Eoz increase in PGMs sold and a 61% higher average 4E basket price of R53,629/4Eoz. An increase in the purchase and processing of third party PoC, contributed to the increase in PGM sales volumes.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 13

At the US PGM underground operations revenue increased by 20% from US$558 million (R9,306 million) to US$668 million (R9,721 million), due to a 24% higher average basket price of US$2,286/2Eoz partially offset by 5% decrease in mined ounces sold following a lower outturn of refined metals due to planned maintenance during May 2021. The 13% stronger rand translated into a 4% increase in revenue to R9,721 million. Revenue from the US PGM recycling operation increased by 62% from US$822 million (R13,710 million) to US$1,334 million (R19,414 million) due to a 41% higher average basket price of US$3,159/3Eoz and a 19% increase in recycled ounces sold. The 13% stronger rand translated into a 42% increase in revenue to R19,414 million.

Revenue from the SA gold operations (excluding DRDGOLD) increased by 26% to R11,015 million (US$757 million) mainly due to a 31% or 3,087kg increase in gold sold in H1 2021 in line with the higher production achieved during H1 2021 and a 3% higher rand gold price of R837,655/kg. Revenue from DRDGOLD increased by 11% to R2,292 million (US$158 million) due to 13% higher volumes, partially offset by a 2% lower rand gold price received of R840,176/kg.

Cost of sales, before amortisation and depreciation

Cost of sales, before amortisation and depreciation at the SA PGM operations increased by 29% to R15,604 million (US$1,072 million) mainly due to an increase of 20% to 926,122 4Eoz in sales volumes. The increase in 4Eoz sold is attributable to an increase of 38% and 37% in milled underground and treated surface tonnes, respectively. This and the ensuing 41% increase in production volumes to 928,992 4Eoz was mainly attributable to the sustained production during H1 2021 compared to the impact of the COVID-19 lockdown in Q2 2020. Mined underground 4E PGM production increased by 43% to 817,369 4Eoz and surface production volumes excluding third-party PoC were 34% higher at 76,796 4Eoz. Third-party concentrate purchased and processed (PoC) at the Marikana smelting and refining operations increased by 29% to 34,827 4Eoz. PoC material is purchased at a higher cost, than own mined ore, due to the direct correlation to the basket price of PGM’s.

Cost of sales, before amortisation and depreciation at the US PGM underground operations increased by 3% to US$230 million (R3,351 million) due to higher non-state royalties and taxes on mined production, which increased by approximately US$49/2Eoz, correlated with the higher PGM basket price. Sales volumes decreased by 5% to 270,714 2Eoz where production volumes remained flat year-on-year at 298,301 2Eoz (H1 2020: 297,740 2Eoz), mainly due to a 21 day safety related work stoppage during June 2021, which reduced production by approximately 20,000 2Eoz. Cost of sales, before amortisation and depreciation at the US PGM recycling operation increased, in line with revenue, by 62% from US$795 million (R13,252 million) to US$1,284 million (R18,681 million) due to a higher average basket price resulting in higher input costs, while volumes increased by 19% to 422,384 3Eoz.

Cost of sales, before amortisation and depreciation at the SA gold operations (excluding DRDGOLD) increased by 21% to R8,922 million (US$613 million) due to the 31% higher sales volumes which was supported by a 32% or 3,232kg increase in gold produced for H1 2021. The current period’s production was negatively impacted by lower grades achieved at Kloof 3 shaft due to a seismic event which impacted access to higher grade panels (~70kg), shaft infrastructure damages at Beatrix (~80kg), safety stoppages at Beatrix (~160kg) and Kloof (~125kg) and the after December holiday return to work due to COVID-19 screening/ isolation requirements (~30kg). In addition, labour costs increased by 22% following savings implemented by management during the COVID-19 hard lockdown in Q2 2020 and the annual salary increases effective in H2 2020. Cost of sales, before amortisation and depreciation from DRDGOLD increased by 23% to R1,595 million (US$110 million) due to the13% increase in sales volumes and the effect of increased costs following the savings implemented by management during the nation-wide COVID-19 lockdown during Q2 2020.

Adjusted EBITDA

Adjusted EBITDA includes other cash costs, care and maintenance costs; lease payments; strike costs and corporate social investment costs (CSI) (refer note 10.2 of the condensed consolidated interim financial statements for a reconciliation of profit before royalties and tax to adjusted EBITDA). Care and maintenance costs for H1 2021 were R292 million (US$20 million) at Cooke (H1 2020: R308 million or US$18 million); R43 million (US$3 million) at Marikana (H1 2020: R36 million or US$2 million) and R46 million (US$3 million) at Burnstone (H1 2020: R39 or US$2 million). Lease payments of R71 million (US$5 million) (H1 2020: R73 million or US$ 4million) is included in line with the debt covenant formula and corporate social investment costs were R137 million (US$9 million) ((H1 2020: R93 million or US$6 million).

The adjusted EBITDA at the SA PGM and US PGM (underground) operations increased mainly due to a higher average PGM basket price. Higher sales volumes during H1 2021 at the SA PGM, US PGM (recycling) and SA gold operations also contributed to the increase in adjusted EBITDA, however the lower average gold price partially offset the increase in adjusted EBITDA at the SA gold operations.

Adjusted EBITDA is shown in the graph below:

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 14

Amortisation and depreciation

Amortisation and depreciation at the SA PGM operations increased by 29% to R1,162 million (US$81 million) due to a 42% increase in production volumes. The US PGM operations’ were flat at US$80 million (R1,171 million), in line with its flat production volumes.

Amortisation and depreciation at the SA gold operations (excluding DRDGOLD) increased by 25% to R1,374 million (US$94 million) due to higher production whereas DRDGOLD’s decreased by 17% to R90 million (US$6 million) due to the inclusion of the Venterspost North and South dumps during H1 2021.

Interest income

Interest income increased by R120 million (US$13 million) mainly due to an increase in interest received on higher average cash balances (R77 million or US$7 million), interest earned on recycling advances due to higher average PGM basket prices (R93 million or US$8 million) and higher purchases of autocatalysts, partly offset by a decrease in interest received on rehabilitation funds due to a decrease in interest rates (R45 million or US$2 million).

Finance expense

Finance expense decreased by R450 million (US$16 million) mainly due to a R286 million (US$13 million) decrease in interest on borrowings, R101 million (US$5 million) decrease in the unwinding of amortised cost on borrowings which is mainly attributed to the full settlement of the US dollar convertible bond during Q4 2020, R22 million (US$nil million) decrease in the unwinding of the finance costs on the deferred revenue transactions, R42 million (US$nil million) decrease in unwinding of the environmental rehabilitation obligation and R13 million (US$1 million) decrease in interest on the occupational healthcare obligation, all partially offset by an increase in the other interest of R15 million (US$nil million). Refer to note 3 of the condensed consolidated interim financial statements for a breakdown of finance expenses.

(Loss)/gain on financial instruments

The net loss on financial instruments of R842 million (US$58 million) for H1 2021 compared with the gain of R1,554 million (US$93 million) for H1 2020, represents a period-on-period net loss of R2,396 million (US$151 million). The net loss for H1 2021 is mainly attributable to fair value losses on the Palladium hedge contract and the loss associated with the initial recognition of Marikana BEE cash-settled share-based payment obligation of R316 million (US$22 million) and R404 (US$28 million), respectively. Refer to note 4 of the condensed consolidated interim financial statements for a breakdown of the (loss)/gain on financial instruments.

Mining and income tax

The mining and income tax expense increased by 342% to R9,064 million (US$623 million) which is mainly attributable to the Group’s increased profitability. The current tax expense increased by 323% to R7,831 million (US$538 million) whereas the deferred tax expense increase by 517% to R1,233 million (US$85 million). The effective tax rate of the Group increased from 17.4% to 26.4% in H1 2021 mainly due to the impact of utilising previously unrecognised deferred tax assets at the Marikana operations in H1 2020.

The Group’s effective tax rate for H1 2021 is 1.6% lower than the South African statutory company tax rate of 28%. The lower effective tax rate is mainly attributable to a lower statutory tax rate applicable to the US PGM operations impacting the Group’s effective tax rate by 1.5% or R510 million (US$35 million) and the non-taxable equity accounted income from associates of 1.1% or R393 million (US$27 million), partially offset by a non-deductible loss on financial instruments of 0.4% or R153 million (US$11 million).

Non-recurring items

Restructuring costs

Restructuring costs of R38 million (US$3 million) for H1 2021 mainly included the costs of mutual separation packages offered to employees with high COVID-19 risk due to comorbidities or ill health at the SA PGM and SA gold operations of R14 million (US$1 million) and R20 million (US$1 million), respectively.

Transaction costs

Transaction costs of R38 million (US$3 million) for H1 2021 mainly included legal and advisory fees of R24 million (US$2 million) and Platinum Guild International membership fees of R11 million (US$1 million).

Borrowings and net debt

Gross debt decreased by 35% from R26,374 million (US$1,520 million) at 30 June 2020 to R17,188 million (US$1,204 million) at 30 June 2021. The lower outstanding debt was mainly due to the settlement of the R5.5 billion RCF (R2,000 million or US$136 million) and US$ convertible bond (R5,796 million or US$395 million) during H2 2020 and a net decrease of R3,855 million (US$242 million) on US dollar denominated debt due to the impact of the 18% stronger rand since 30 June 2020, partially offset by a net draw down of R2,022 million (US$142 million) on the US$600 million RCF. Net debt, excluding the Burnstone Debt which has no recourse to Sibanye-Stillwater, is in a net cash position of R10,161 million (US$712 million) at 30 June 2021. The Group’s cash balance (excluding cash of Burnstone) increased by 117% to R26,062 million (US$1,826 million), and includes US$134 million (R1,910 million) held by the US PGM operations.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 15

The Group’s total equity increased since H1 2020 mainly due to the total comprehensive income of R24,393 million (US$1,834 million) and R13,591 million (US$1,486 million) for H1 2021 and H2 2020, respectively and the fair value of shares issues with the settlement of the US$ convertible bond of R12,573 million (US$764 million). These increases were partially offset by dividends paid (R11,146 million or US$753 million), share buy-backs (R1,016 million or US$69 million) and the loss of R1,146 million (US$79 million) with the initial recognition (directly in equity) of the Marikana BEE restructuring transaction.

Cash flow analysis

Sibanye-Stillwater defines adjusted free cash flow as net cash from operating activities, before dividends paid, net interest paid and deferred revenue advance received, less additions to property, plant and equipment.

An adjusted free cash flow of R17,322 million (US$1,191 million) compares with adjusted free cash flow of R10,920 million (US$655 million) for H1 2020.

The following table shows the adjusted free cash flow per operating segment:

Figures in million - SA rand	Six months ended
	H1 2021	H2 2020	H1 2020
US PGM operations	148	(2,165)	4,945
SA PGM operations	14,300	4,393	7,353
SA gold operations[1]	3,373	7,300	(952)
Group corporate	(499)	(534)	(426)
Adjusted free cash flow[2]	17,322	8,994	10,920
1	Included in the adjusted free cash flow of the SA gold segment is the Group treasury and shared services function, together referred to as gold corporate. The SA PGM operations, through the intercompany working capital accounts which eliminate on consolidation, contributed R3,718 million (US$256 million) (H1 2020: R746 million or US$45 million received from SA gold operations) to the working capital increase (inflow) included in the SA gold operations
2	Non-IFRS measures such as adjusted free cash flow as defined and reconciled below, are the responsibility of the Group’s Board of Directors and are presented for illustration purposes only, and because of its nature, adjusted free cash flow should not be considered as a representation of financial performance under IFRS

The US PGM operations generated adjusted free cash flow of R148 million (US$10 million). Net cash inflow from operating activities amounted to R2,097 million (US$144 million) and includes a net increase (outflow) of R3,341 (US$230 million) in working capital which was mainly attributable to the increase in recycle inventory and taxes paid of R1,259 million (US$87 million). The adjusted free cash flow includes additions to property, plant and equipment of R2,301 million (US$158 million).

Adjusted free cash flow from the SA PGM operations was R14,300 million (US$983 million). Net cash inflow from operating activities amounted to R2,203 million (US$151 million) and includes a net increase (outflow) of R991 million (US$68 million) in working capital, payments of R8,611 million (US$592 million) towards royalty and income taxes, additional deferred consideration paid of R1,754 million (US$121 million), dividends paid of R13,654 million (US$938 million) and a net increase (outflow) of R3,718 million (US$256 million) in the intercompany working capital accounts. The adjusted free cash flow includes additions to property, plant and equipment of R1,418 million (US$98 million).

The SA gold operations generated adjusted free cash flow of R3,373 million (US$232 million). Net cash inflow from operating activities amounted to R11,899 million (US$818 million) after a net increase (inflow) of R3,718 million (US$256 million) in intercompany working capital funded by the SA PGM operations and net dividends received of R6,617 million (US$455 million), partially offset by payments of R360 million (US$25 million) towards royalty and income taxes. The adjusted free cash flow includes additions to property, plant and equipment of R1,867 million (US$128 million).

Group corporate’s negative adjusted free cash flow was R499 million (US$34 million). Net cash outflow from operating activities amounted to R2,903 million (US$200 million) after net dividends paid of R2,623 million (US$180 million).

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 16

The following table shows a reconciliation from net cash from operating activities to adjusted free cash flow:

Figures in million - SA rand	Six months ended
	H1 2021	H2 2020	H1 2020
Net cash from operating activities	13,296	12,761	14,388
Adjusted for:
Dividends paid	9,660	1,486	212
Net interest (received)/paid	(34)	228	439
Deferred revenue advance received	(14)	-	(771)
BTT early settlement payment	-	-	787
Less:
Additions to property, plant and equipment	(5,586)	(5,481)	(4,135)
Adjusted free cash flow	17,322	8,994	10,920

Non-IFRS measures such as adjusted free cash flow as defined and reconciled above, are the responsibility of the Group’s Board of Directors and are presented for illustration purposes only, and because of its nature, adjusted free cash flow should not be considered as a representation of financial performance under IFRS

After net interest received of R34 million (US$2 million) (H1 2020: R439 million (US$26 million) interest paid), net cash utilised in other investing activities of R236 million (US$18 million) (H1 2020: R729 million (US$43 million)) and net loans repaid of R751 million (US$52 million) (H1 2020: R2,994 million (US$180 million)), cash at 30 June 2021 increased to R26,097 million (US$1,829 million) from R20,240 million (US$1,378 million) at 31 December 2020 (H1 2020: cash at 30 June 2020 increased to R12,041 million (US$694 million) from R5,619 million (US$401 million) at 31 December 2019).

Purchase of concentrate (PoC) and toll treatment

The Marikana operation has agreements in place to purchase concentrate from third parties or toll treat PGM bearing material on their behalf. The processing of third party material allows better utilisation of smelting and refining capacity. The Marikana operation entered into a short-term purchase of concentrate and toll treatment arrangement that commenced on 1 February 2021, with an option to extend. As part of the arrangement, Marikana agreed to buy and toll treat certain metals that are contained in the PGM concentrate and furnace matte. A percentage of the toll treated metals is also retained as partial payment for the toll treatment arrangement. During H1 2021 the Marikana operation produced 34,827 4Eoz (H1 2020: 26,916 4Eoz) from concentrate purchased from third parties.

US PGM Recycling

The US PGM recycling operation remains one of the largest recyclers of PGMs from spent auto catalyst globally. Recycling’s “green” underpin and excellent ESG credentials provides the Group with the ability to attract premium pricing for this product, as well as access to green funding options and rerating potential. The recycling business is an extremely low emission operation versus the US PGM mining operations and that of the Group’s peers, emitting approximately 6x less CO2, using 63x less water and generating 90x less waste than our already low emission US PGM Operations. Given recycle receipt rates and current PGM prices, the US PGM recycling segment is currently investing approximately US$10 million per day on recycle advances, resulting in a recycle working capital of approximately US$822 million as at 30 June 2021. The graph below, in relation to the average basket price for purchased 3E PGM content of spent autocatalyst, indicates the monthly cash advances (on receipt of spent catalysts) and final payment (on final assay) to recycle suppliers, and the cash receipts when the 3E PGM metal is outturned, illustrating the build-up in recycle working capital from 31 December 2020 to 30 June 2021.

Adjusted EBITDA of the US PGM recycling operation increased by 85% to $50 million (R733 million) for H1 2021 converting into a 12% annualised adjusted EBITDA return on the closing balance recycle working capital.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 17

Dividend declaration

The Sibanye-Stillwater board of directors has declared and approved a cash dividend of 292 SA cents per ordinary share (19.3036 US cents* per share or US 77.2145 cents* per ADR) or approximately R8,544 million (US$565 million*) in respect of the six months ended 30 June 2021 (“Interim dividend”). The Board applied the solvency and liquidity test and reasonably concluded that the company will satisfy that test immediately after completing the proposed distribution.

Sibanye-Stillwater’s dividend policy is to return between 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels.

Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of non-controlling interest, and changes in estimated deferred tax rate.

The interim dividend declared of 292 SA cents equates to 35% of normalised earnings for the period ended June 2021.

The interim dividend will be subject to the Dividends Withholding Tax. In accordance with paragraphs 11.17 of the JSE Listings Requirements the following additional information is disclosed:

• The dividend has been declared out of income reserves

• The local Dividends Withholding Tax rate is 20% (twenty per centum)

• The gross local dividend amount is 292.00000 SA cents per ordinary share for shareholders exempt from the Dividends Tax

• The net local dividend amount is 233.60000 SA cents (80% of 292 SA cents) per ordinary share for shareholders liable to pay the Dividends Withholding Tax

• Sibanye-Stillwater currently has 2,908,175,107 ordinary shares in issue

• Sibanye-Stillwater’s income tax reference number is 9723 182 169

Shareholders are advised of the following dates in respect of the final dividend:

Interim dividend:292 SA cents per share

Declaration date:Thursday, 26 August 2021

Last date to trade cum dividend:Tuesday, 14 September 2021

Shares commence trading ex-dividend:Wednesday, 15 September 2021

Record date:Friday, 17 September 2021

Payment of dividend:Monday, 20 September 2021

Please note that share certificates may not be dematerialised or rematerialised between Wednesday, 15 September 2021 and Friday, 17 September 2021 both dates inclusive.

To holders of American Depositary Receipts (ADRs):

• Each ADR represents 4 ordinary shares

• ADRs trade ex-dividend on the New York Stock Exchange (NYSE): Thursday, 16 September 2021

• Record date: Friday, 17 September 2021

• Approximate date of currency conversion: Monday, 20 September 2021

• Approximate payment date of dividend: Friday, 1 October 2021

Assuming an exchange rate of R15.1267/US$1*, the dividend payable on an ADR is equivalent to 77.2100 United States cents for Shareholders liable to pay dividend withholding tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

* Based on an exchange rate of R15.1267/US$ at 23 August 2021 from IRESS.

Mineral resources and mineral reserves

There were no material changes to the Mineral Resources and Mineral Reserves from what was previously reported by the Group at 31 December 2020.

Changes in board of directors

The table below sets out the changes in directors of Sibanye Stillwater Limited since the implementation of the scheme of arrangement (refer to note 1.2 of the condensed consolidated interim financial statements for more information).

Name	Date appointed
Dr Vincent Maphai (Chairman)*	24 February 2020
Neal Froneman	24 February 2020
Charl Keyter	24 February 2020
Timothy Cumming*	24 February 2020
Savannah Danson*	24 February 2020
Harry Kenyon-Slaney*	24 February 2020
Richard Menell* (lead independent director)	24 February 2020
Nkosemntu Nika*	24 February 2020
Keith Rayner*	24 February 2020
Susan van der Merwe*	24 February 2020
Jeremiah Vilakazi*	24 February 2020
Dr Elaine Dorward-King*	27 March 2020
Sindiswa Zilwa*	1 January 2021

* Independent non-executive director

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 18

SALIENT FEATURES AND COST BENCHMARKS - SIX MONTHS

US and SA PGM operations

				US OPERATIONS	SA OPERATIONS
			Total US and SA PGM[1]	Total US PGM	Total SA PGM[1]			Rustenburg		Marikana[1]		Kroondal	Plat Mile	Mimosa
Attributable				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu- table	Surface	Attribu- table
Production
Tonnes milled/treated	000't	Jun 2021	19,415	759	18,656	8,907	9,749	3,121	2,792	3,303	1,826	1,769	5,131	714
		Dec 2020	19,631	760	18,871	8,977	9,894	3,232	2,807	3,322	1,903	1,707	5,184	716
		Jun 2020	14,272	727	13,545	6,447	7,098	2,172	2,249	2,287	1,544	1,290	3,305	698
Plant head grade	g/t	Jun 2021	2.47	13.50	2.02	3.36	0.80	3.33	1.07	3.84	0.87	2.40	0.62	3.59
		Dec 2020	2.47	13.69	2.02	3.34	0.81	3.36	1.00	3.70	0.87	2.50	0.69	3.61
		Jun 2020	2.68	14.01	2.07	3.33	0.93	3.42	1.05	3.69	0.85	2.40	0.88	3.59
Plant recoveries	%	Jun 2021	77.34	89.49	73.80	84.95	30.63	88.40	34.52	85.28	42.67	83.15	21.36	73.67
		Dec 2020	77.03	90.92	73.06	84.62	30.73	86.92	37.57	84.98	42.56	83.39	19.67	75.11
		Jun 2020	75.52	89.84	69.99	83.08	27.08	83.98	31.12	84.88	41.76	82.82	17.35	74.91
Yield	g/t	Jun 2021	1.91	12.08	1.49	2.85	0.25	2.94	0.37	3.27	0.37	2.00	0.13	2.64
		Dec 2020	1.90	12.45	1.48	2.83	0.25	2.92	0.38	3.14	0.37	2.08	0.14	2.71
		Jun 2020	2.02	12.59	1.45	2.77	0.25	2.87	0.33	3.13	0.35	1.99	0.15	2.69
PGM production[3]	4Eoz - 2Eoz	Jun 2021	1,192,466	298,301	894,165	817,369	76,796	295,394	33,160	347,765	21,794	113,496	21,842	60,714
		Dec 2020	1,200,786	305,327	895,459	816,280	79,179	303,489	33,903	335,962	22,656	114,412	22,620	62,417
		Jun 2020	928,652	297,740	630,912	573,445	57,467	200,556	23,626	230,101	17,620	82,435	16,221	60,353
PGM sold[4]	4Eoz - 2Eoz	Jun 2021	1,196,836	270,714	926,122	870,066	56,056	296,850	34,214	403,843		113,496	21,842	55,877
		Dec 2020	1,117,654	310,146	807,508	763,018	44,490	236,520	21,870	338,244		114,412	22,620	73,842
		Jun 2020	1,052,868	283,878	768,990	731,310	37,680	267,931	21,459	339,214		82,435	16,221	41,730
Price and costs[5]
Average PGM basket price[6]	R/4Eoz - R/2Eoz	Jun 2021	48,796	33,261	53,629			54,451	32,007	53,959		59,455	39,958	39,202
		Dec 2020	36,895	32,026	38,954			39,854	28,612	38,305		43,027	28,635	32,642
		Jun 2020	32,601	30,621	33,375			34,500	23,391	32,589		36,539	28,337	28,970
	US$/4Eoz - US$/2Eoz	Jun 2021	3,354	2,286	3,686			3,742	2,200	3,709		4,086	2,746	2,694
		Dec 2020	2,269	1,970	2,396			2,451	1,760	2,356		2,646	1,761	2,008
		Jun 2020	1,956	1,837	2,002			2,070	1,403	1,955		2,192	1,700	1,738
Operating cost[7]	R/t	Jun 2021	940	5,046	766			1,574	185	1,281		858	44	1,069
		Dec 2020	981	5,133	807			1,549	208	1,403		873	47	1,167
		Jun 2020	1,066	5,276	828			1,674	213	1,359		895	48	1,124
	US$/t	Jun 2021	65	347	53			108	13	88		59	3	73
		Dec 2020	60	316	50			95	13	86		54	3	72
		Jun 2020	64	316	50			100	13	82		54	3	67
	R/4Eoz - R/2Eoz	Jun 2021	15,526	12,839	16,488			16,625	15,591	17,775		13,366	10,439	12,567
		Dec 2020	16,302	12,776	17,595			16,494	17,211	20,442		13,030	10,840	13,384
		Jun 2020	16,664	12,883	18,638			18,126	20,295	21,020		14,010	9,703	13,005
	US$/4Eoz - US$/2Eoz	Jun 2021	1,067	882	1,133			1,143	1,072	1,222		919	717	864
		Dec 2020	1,003	786	1,082			1,014	1,058	1,257		801	667	823
		Jun 2020	1,000	773	1,118			1,087	1,217	1,261		840	582	780
Adjusted EBITDA margin[8]	%	Jun 2021		65	66			70		61		75	37	71
		Dec 2020		63	60			60		56		69	32	59
		Jun 2020		60	42			44		36		55	32	54
All-in sustaining cost[9]	R/4Eoz - R/2Eoz	Jun 2021	16,192	14,153	16,921			18,061		17,745		12,115	10,805	13,275
		Dec 2020	16,377	14,342	17,123			17,939		17,983		13,066	11,768	14,627
		Jun 2020	17,282	14,429	18,771			19,655		20,067		14,132	10,314	14,124
	US$/4Eoz - US$/2Eoz	Jun 2021	1,113	973	1,163			1,241		1,220		833	743	912
		Dec 2020	1,007	882	1,053			1,103		1,106		804	724	900
		Jun 2020	1,037	866	1,126			1,179		1,204		848	619	847
All-in cost[9]	R/4Eoz - R/2Eoz	Jun 2021	17,275	18,233	16,932			18,061		17,770		12,115	10,805	13,275
		Dec 2020	17,352	17,917	17,146			17,939		18,036		13,066	11,768	14,627
		Jun 2020	18,811	18,773	18,831			19,655		20,123		14,132	11,528	14,124
	US$/4Eoz - US$/2Eoz	Jun 2021	1,187	1,253	1,164			1,241		1,221		833	743	912
		Dec 2020	1,067	1,102	1,054			1,103		1,109		804	724	900
		Jun 2020	1,128	1,126	1,130			1,179		1,207		848	692	847
Capital expenditure[5]
Total capital	Rm	Jun 2021	3,719	2,300	1,419			546		754		104	14	200
expenditure		Dec 2020	3,589	2,206	1,383			447		792		126	19	259
		Jun 2020	3,027	2,213	813			296		431		61	25	155
	US$m	Jun 2021	256	158	98			38		52		7	1	14
		Dec 2020	220	136	85			27		48		8	1	16
		Jun 2020	182	133	49			18		26		4	2	9

Average exchange rate for the six months ended 30 June 2021, 31 December 2020 and 30 June 2020 was R14.55/US$, R16.26/US$ and R16.67/US$, respectively

Figures may not add as they are rounded independently

1	The Total US and SA PGM, Total SA PGM and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana - Six Months” and “Reconciliation of AISC and AIC excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana – Six Months”
2	The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the statistics shown
3	Production per product – see prill split in the table below
4	PGM sold includes the third party PoC ounces sold
5	The Total US and SA PGM and Total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
6	The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 19

7	Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period. The operating cost of Marikana operations for 2020 includes the purchase of concentrate from Rustenburg, Kroondal and Platinum Mile
8	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
9	All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - six months”

Mining - PGM Prill split including third party PoC, excluding recycling operations
	GROUP PGM						SA OPERATIONS						US OPERATIONS
	Jun 2021		Dec 2020		Jun 2020		Jun 2021		Dec 2020		Jun 2020		Jun 2021		Dec 2020		Jun 2020
		%		%		%		%		%		%		%		%		%
Platinum	617,590	50%	615,304	50%	459,280	48%	549,932	59%	546,741	60%	392,728	60%	67,658	23%	68,563	22%	66,552	22%
Palladium	507,353	41%	511,542	42%	426,978	45%	276,710	30%	274,778	30%	195,790	30%	230,643	77%	236,764	78%	231,188	78%
Rhodium	81,206	7%	77,365	6%	54,714	6%	81,206	9%	77,365	8%	54,714	8%
Gold	21,144	2%	19,795	2%	14,596	1%	21,144	2%	19,795	2%	14,596	2%
PGM production 4E/2E	1,227,293	100%	1,224,006	100%	955,568	100%	928,992	100%	918,679	100%	657,828	100%	298,301	100%	305,327	100%	297,740	100%
Ruthenium	141,426		122,445		90,100		141,426		122,445		90,100
Iridium	33,222		30,253		22,294		33,222		30,253		22,294
Total 6E/2E	1,401,941		1,376,704		1,067,962		1,103,640		1,071,377		770,222		298,301		305,327		297,740

Recycling at US operations

	Unit	Jun 2021	Dec 2020	Jun 2020
Average catalyst fed/day	Tonne	24.7	27.5	25.4
Total processed	Tonne	4,473	5,057	4,618
Tolled	Tonne	14	186	609
Purchased	Tonne	4,459	4,871	4,009
PGM fed	3Eoz	402,872	442,698	397,472
PGM sold	3Eoz	422,384	319,341	354,552
PGM tolled returned	3Eoz	10,580	36,954	63,135

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 20

SA gold operations

			SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface
Production
Tonnes milled/treated	000't	Jun 2021	22,562	2,563	19,999	714	41	918	2,455	931	343	2,382	14,778
		Dec 2020	22,569	2,478	20,091	760	-	950	2,861	768	399	2,498	14,333
		Jun 2020	18,657	1,724	16,933	464	-	619	2,465	641	100	2,071	12,297
Yield	g/t	Jun 2021	0.72	4.62	0.21	6.18	0.37	4.93	0.34	3.14	0.32	0.25	0.19
		Dec 2020	0.80	5.34	0.24	6.49	-	5.78	0.35	3.64	0.38	0.26	0.21
		Jun 2020	0.67	5.06	0.23	6.16	-	5.76	0.36	3.60	0.24	0.25	0.19
Gold produced	kg	Jun 2021	16,138	11,853	4,285	4,409	15	4,525	828	2,919	111	592	2,739
		Dec 2020	18,007	13,223	4,784	4,931	-	5,493	1,002	2,799	150	648	2,984
		Jun 2020	12,554	8,730	3,824	2,859	-	3,564	889	2,307	24	524	2,387
	oz	Jun 2021	518,848	381,082	137,766	141,752	482	145,482	26,621	93,848	3,569	19,033	88,061
		Dec 2020	578,939	425,129	153,810	158,535	-	176,604	32,215	89,990	4,823	20,834	95,938
		Jun 2020	403,621	280,676	122,945	91,919	-	114,585	28,582	74,172	772	16,847	76,744
Gold sold	kg	Jun 2021	15,879	11,537	4,342	4,371	15	4,530	871	2,636	111	617	2,728
		Dec 2020	17,659	12,935	4,724	4,781	-	5,401	968	2,753	151	599	3,006
		Jun 2020	12,477	8,616	3,861	2,773	-	3,486	897	2,357	25	526	2,413
	oz	Jun 2021	510,521	370,923	139,598	140,531	482	145,643	28,003	84,749	3,569	19,837	87,707
		Dec 2020	567,750	415,870	151,880	153,713	-	173,646	31,122	88,511	4,855	19,258	96,645
		Jun 2020	401,144	277,010	124,134	89,154	-	112,077	28,839	75,779	804	16,911	77,580
Price and costs
Gold price received	R/kg	Jun 2021	838,088			838,805		837,252		835,457		842,788	840,176
		Dec 2020	967,229			967,245		966,588		939,842		986,811	990,486
		Jun 2020	864,679			782,221		830,208		812,133		852,471	859,345
	US$/oz	Jun 2021	1,792			1,793		1,790		1,786		1,802	1,796
		Dec 2020	1,850			1,850		1,849		1,798		1,888	1,895
		Jun 2020	1,613			1,459		1,549		1,515		1,591	1,603
Operating cost[1]	R/t	Jun 2021	480	3,229	127	3,777	195	3,685	210	2,358	143	162	107
		Dec 2020	464	3,172	130	3,549	-	3,402	182	2,514	196	158	112
		Jun 2020	479	3,941	126	4,978	-	4,490	200	2,660	194	150	107
	US$/t	Jun 2021	33	222	9	260	13	253	14	162	10	11	7
		Dec 2020	29	195	8	218	-	209	11	155	12	10	7
		Jun 2020	29	236	8	299	-	269	12	160	12	9	6
	R/kg	Jun 2021	670,405	698,135	593,699	611,703	533,333	747,624	623,188	751,970	441,441	650,338	579,043
		Dec 2020	581,113	594,434	544,293	546,988	-	588,403	519,261	689,889	520,667	610,802	539,444
		Jun 2020	711,335	778,225	558,630	807,835	-	779,854	554,331	739,012	808,333	592,557	550,272
	US$/oz	Jun 2021	1,433	1,492	1,269	1,308	1,140	1,598	1,332	1,607	944	1,390	1,238
		Dec 2020	1,112	1,137	1,041	1,046	-	1,126	993	1,320	996	1,168	1,032
		Jun 2020	1,327	1,452	1,042	1,507	-	1,455	1,034	1,379	1,508	1,106	1,027
Adjusted EBITDA margin[2]	%	Jun 2021	18			28		13		11		(34)	30
		Dec 2020	36			41		39		25		(16)	45
		Jun 2020	16			(2)		12		9		(40)	36
All-in sustaining cost[3]	R/kg	Jun 2021	791,171			777,018		839,844		871,496		688,817	662,757
		Dec 2020	704,355			701,129		722,845		812,018		668,447	604,125
		Jun 2020	800,048			939,668		823,819		822,292		653,612	605,305
	US$/oz	Jun 2021	1,691			1,661		1,795		1,863		1,472	1,417
		Dec 2020	1,347			1,341		1,383		1,553		1,279	1,156
		Jun 2020	1,493			1,753		1,537		1,534		1,220	1,129
All-in cost[3]	R/kg	Jun 2021	804,648			777,018		856,693		871,496		688,817	666,056
		Dec 2020	718,478			701,129		739,692		812,018		668,447	616,966
		Jun 2020	809,970			939,668		834,816		822,376		653,612	608,454
	US$/oz	Jun 2021	1,720			1,661		1,831		1,863		1,472	1,424
		Dec 2020	1,374			1,341		1,415		1,553		1,279	1,180
		Jun 2020	1,511			1,753		1,558		1,534		1,220	1,135
Capital expenditure
Total capital expenditure[4]	Rm	Jun 2021	1,866			672		668		301		-	194
		Dec 2020	1,889			574		833		244		-	202
		Jun 2020	1,108			354		436		171		-	139
	US$m	Jun 2021	128			46		46		21		-	13
		Dec 2020	116			35		51		15		-	12
		Jun 2020	66			21		26		10		-	8

Average exchange rate for the six months ended 30 June 2021, 31 December 2020 and 30 June 2020 was R14.55/US$, R16.26/US$ and R16.67/US$, respectively

Figures may not add as they are rounded independently

1	Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the gold produced in the same period
2	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
3	All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Six months”
4	Corporate project expenditure for the six months ended 30 June 2021, 31 December 2020 and 30 June 2020 was R31 million (US$2 million), R35 million (US$2 million), and R7 million (US$0 million), respectively, the majority of which related to the Burnstone project and various IT projects

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 21

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed consolidated income statement

Figures are in millions unless otherwise stated

US dollar					SA rand
Six months ended					Six months ended
Unaudited Jun 2020	Unaudited Dec 2020	Unaudited Jun 2021		Notes	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
3,301	4,439	6,182	Revenue	2	89,953	72,374	55,019
(2,470)	(2,595)	(3,570)	Cost of sales		(51,951)	(42,200)	(41,169)
(2,263)	(2,340)	(3,309)	Cost of sales, before amortisation and depreciation		(48,153)	(38,051)	(37,725)
(207)	(255)	(261)	Amortisation and depreciation		(3,798)	(4,149)	(3,444)

831	1,844	2,612			38,002	30,174	13,850
30	35	43	Interest income		624	561	504
(103)	(89)	(87)	Finance expense	3	(1,261)	(1,441)	(1,711)
(18)	(13)	(20)	Share-based payments		(298)	(215)	(298)
93	(242)	(58)	(Loss)/gain on financial instruments	4	(842)	(4,004)	1,554
(58)	43	(26)	(Loss)/gain on foreign exchange differences		(378)	716	(971)
29	74	96	Share of results of equity-accounted investees after tax	9	1,404	1,216	484
(41)	(24)	(80)	Net other costs		(1,177)	(383)	(687)
(24)	(26)	(26)	- Care and maintenance		(385)	(421)	(394)
1	27	-*	- Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable		5	442	22
-	-	-	- Strike related costs		-	-	-
-	(2)	2	- Service entity income/(costs)		26	(34)	-
(3)	(2)	-*	- Non-recurring COVID-19 costs		(1)	(39)	(58)
-	35	-	- Income on settlement of dispute		-	580	-
(15)	(56)	(56)	- Other	5	(822)	(911)	(257)
2	4	-*	Gain on disposal of property, plant and equipment		6	70	29
-*	7	-	Reversal of impairments/(impairments)		-	122	(1)
(11)	-	-	Loss on Bulk Tailings re-Treatment (BTT) transaction early settlement	13	-	-	(186)
(15)	(11)	(3)	Restructuring costs		(38)	(179)	(257)
(6)	(3)	(3)	Transaction costs		(38)	(42)	(96)
-	(91)	-	Loss on settlement of US$ Convertible Bond		-	(1,507)	-
-*	(3)	2	Occupational healthcare expense		24	(48)	(4)
733	1,531	2,476	Profit before royalties and tax		36,028	25,040	12,210
(26)	(82)	(113)	Royalties		(1,642)	(1,339)	(426)
-*	-*	-*	Carbon tax		(3)	(3)	(2)
707	1,449	2,363	Profit before tax		34,383	23,698	11,782
(123)	(172)	(623)	Mining and income tax	6	(9,064)	(2,807)	(2,051)
(111)	(215)	(538)	- Current tax		(7,831)	(3,523)	(1,851)
(12)	43	(85)	- Deferred tax		(1,233)	716	(200)

584	1,277	1,740	Profit for the period		25,319	20,891	9,731
			Profit for the period attributable to:
563	1,218	1,707	- Owners of Sibanye-Stillwater		24,836	19,927	9,385
21	59	33	- Non-controlling interests		483	964	346
			Earnings per ordinary share (cents)
21	44	58	Basic earnings per share	7.1	843	716	351
19	43	57	Diluted earnings per share	7.2	834	703	334
2,673,617	2,783,583	2,944,865	Weighted average number of shares ('000)	7.1	2,944,865	2,783,583	2,673,617
2,946,656	2,833,068	2,978,875	Diluted weighted average number of shares ('000)	7.2	2,978,875	2,833,068	2,946,656
16.67	16.26	14.55	Average R/US$ rate

*   Less than US$1 million

The condensed consolidated interim financial statements for the six months ended 30 June 2021 and 30 June 2020 have been prepared by Sibanye-Stillwater’s Group financial reporting team headed by Jacques le Roux (CA (SA)). This process was supervised by the Group’s Chief Financial Officer, Charl Keyter, and approved by the Sibanye-Stillwater board of directors.

A convenience translation has been applied to the primary statements into US dollar amounts based on the average exchange rate for the period for the condensed consolidated income statement, statements of other comprehensive income and cash flows, and the period-end closing exchange rate for the condensed consolidated statement of financial position and exchange differences on translation are accounted for in the condensed consolidated statement of other comprehensive income. This information is provided as supplementary information only.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 22

Condensed consolidated statement of other comprehensive income

Figures are in millions unless otherwise stated

US dollar				SA rand
Six months ended				Six months ended
Unaudited Jun 2020	Unaudited Dec 2020	Unaudited Jun 2021		Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
584	1,277	1,740	Profit for the period	25,319	20,891	9,731
(147)	209	94	Other comprehensive income, net of tax	(926)	(7,300)	5,294
-	-	-	Foreign currency translation adjustments[1]	(1,039)	(7,446)	5,219
5	9	8	Fair value adjustment on other investments[2]	113	146	75
(152)	200	86	Currency translation adjustments[3]	-	-	-

437	1,486	1,834	Total comprehensive income	24,393	13,591	15,025
			Total comprehensive income attributable to:
416	1,426	1,801	- Owners of Sibanye-Stillwater	23,908	12,616	14,671
21	60	33	- Non-controlling interests	485	975	354
16.67	16.26	14.55	Average R/US$ rate
1These gains and losses will be reclassified to profit or loss in accordance with the relevant accounting policy
2These gains and losses relate to other investments and will never be reclassified to profit or loss
3These gains and losses relate to the convenience translation of the SA rand amounts to US dollar and will never be reclassified to profit or loss

Condensed consolidated statement of financial position

Figures are in millions unless otherwise stated

US dollar					SA rand
Unaudited Jun 2020	Unaudited Dec 2020	Unaudited Jun 2021		Notes	Unaudited Jun 2021	Audited Dec 2020	Unaudited Jun 2020
4,985	5,573	5,790	Non-current assets		82,637	81,860	86,526
3,799	4,125	4,295	Property, plant and equipment		61,292	60,600	65,917
17	20	18	Right-of-use assets		256	296	304
482	488	489	Goodwill		6,976	7,165	8,361
313	383	456	Equity-accounted investments	9	6,512	5,621	5,435
45	58	69	Other investments		990	847	783
273	336	354	Environmental rehabilitation obligation funds		5,050	4,934	4,746
39	56	61	Other receivables		877	821	676
17	107	48	Deferred tax assets		684	1,576	304

1,943	3,557	4,472	Current assets		63,820	52,243	33,696
970	1,699	2,063	Inventories		29,437	24,952	16,823
249	467	544	Trade and other receivables		7,764	6,866	4,314
3	3	2	Other receivables		35	37	46
27	10	34	Tax receivable		487	148	472
694	1,378	1,829	Cash and cash equivalents		26,097	20,240	12,041

6,928	9,130	10,262	Total assets		146,457	134,103	120,222

2,652	4,814	5,838	Total equity		83,339	70,716	46,022

3,288	3,125	2,787	Non-current liabilities		39,770	45,900	57,044
1,447	1,191	745	Borrowings	10	10,635	17,497	25,102
201	-	-	Derivative financial instrument	10.1	-	-	3,494
13	15	13	Lease liabilities		186	223	229
521	588	621	Environmental rehabilitation obligation and other provisions		8,860	8,634	9,032
61	71	69	Occupational healthcare obligation		984	1,037	1,050
83	109	152	Cash-settled share-based payment obligations	11.3	2,175	1,595	1,445
134	198	194	Other payables	12	2,772	2,911	2,318
363	433	444	Deferred revenue	13	6,337	6,363	6,305
-*	1	1	Tax and royalties payable		8	9	1
465	519	548	Deferred tax liabilities		7,813	7,631	8,068

988	1,191	1,637	Current Liabilities		23,348	17,487	17,156
73	60	459	Borrowings	10	6,553	886	1,272
6	7	7	Lease liabilities		101	103	103
10	11	8	Occupational healthcare obligation		110	157	177
16	2	6	Cash-settled share-based payment obligations	11.3	80	33	268
681	899	1,040	Trade and other payables		14,844	13,207	11,818
34	153	83	Other payables	12	1,188	2,246	594
107	5	12	Deferred revenue	13	165	67	1,860
61	54	22	Tax and royalties payable		307	788	1,064

6,928	9,130	10,262	Total equity and liabilities		146,457	134,103	120,222
17.35	14.69	14.27	Closing R/US$ rate

*   Less than US$1 million

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 23

Condensed consolidated statement of changes in equity

Figures are in millions unless otherwise stated

US dollar[1]								SA rand
	Re-		Accum-	Non-					Non-	Accum-		Re-
Stated	organisation	Other	ulated	controlling	Total			Total	controlling	ulated	Other	organisation	Stated
capital	reserve[2]	reserves	profit/(loss)	interests	equity		Notes	equity	interests	profit/(loss)	reserves	reserve[2]	capital
-*	3,776	446	(2,103)	105	2,224	Balance at 31 December 2019 (Audited)		31,138	1,468	(15,434)	4,442	40,662	-*
-	-	(147)	563	21	437	Total comprehensive income for the period		15,025	354	9,385	5,286	-	-
-	-	-	563	21	584	Profit for the period		9,731	346	9,385	-	-	-
-	-	(147)	-	-*	(147)	Other comprehensive income, net of tax		5,294	8	-	5,286	-	-
-	-	-	-	(13)	(13)	Dividends paid		(212)	(212)	-	-	-	-
-	-	4	-	-	4	Share-based payments		71	-	-	71	-	-
1,177	(1,177)	-	-	-	-	Reorganisation - 24 February 2020	1.2	-	-	-	-	(17,661)	17,661
-	-	-	13	(13)	-	Transaction with DRDGOLD shareholders[3]		-	(220)	220	-	-	-
1,177	2,599	303	(1,527)	100	2,652	Balance at 30 June 2020 (Unaudited)		46,022	1,390	(5,829)	9,799	23,001	17,661
-	-	208	1,218	60	1,486	Total comprehensive income for the period		13,591	975	19,927	(7,311)	-	-
-	-	-	1,218	59	1,277	Profit for the period		20,891	964	19,927	-	-	-
-	-	208	-	1	209	Other comprehensive income, net of tax		(7,300)	11	-	(7,311)	-	-
-	-	-	(80)	(9)	(89)	Dividends paid		(1,486)	(148)	(1,338)	-	-	-
-	-	5	-	-*	5	Share-based payments		87	6	-	81	-	-
764	-	-	-	-	764	Shares issued upon conversion of US$ Convertible Bond	10.1	12,573	-	-	-	-	12,573
(5)	-	-	-	-	(5)	Share buy-back	1.2	(84)	-	-	-	-	(84)
-	-	-	-	1	1	Transaction with Lonmin Canada shareholders		13	13	-	-	-	-
1,936	2,599	516	(389)	152	4,814	Balance at 31 December 2020 (Audited)		70,716	2,236	12,760	2,569	23,001	30,150
-	-	94	1,707	33	1,834	Total comprehensive income for the period		24,393	485	24,836	(928)	-	-
-	-	-	1,707	33	1,740	Profit for the period		25,319	483	24,836	-	-	-
-	-	94	-	-*	94	Other comprehensive income, net of tax		(926)	2	-	(928)	-	-
-	-	-	(652)	(12)	(664)	Dividends paid		(9,660)	(175)	(9,485)	-	-	-
-	-	6	-	-*	6	Share-based payments		96	5	-	91	-	-
(64)	-	-	-	-	(64)	Share buy-back	1.2	(932)	-	-	-	-	(932)
-	-	-	2	(81)	(79)	Marikana BEE transaction	1.3	(1,146)	(1,180)	34	-	-	-
-	-	-	(6)	(3)	(9)	Transaction with Platinum Mile shareholders[4]		(128)	(46)	(82)	-	-	-
1,872	2,599	616	662	89	5,838	Balance at 30 June 2021 (Unaudited)		83,339	1,325	28,063	1,732	23,001	29,218

[1]	This information is unaudited
[2]	Refer note 1.2
[3]

Effective 10 January 2020, the Group exercised its option to acquire an additional 12.05% in DRDGOLD Limited. The consideration amounted to R1,086 million for the subscription of 168,158,944 additional new ordinary shares resulting in a 50.1% shareholding in DRDGOLD Limited (effective 50.66% shareholding after taking account of treasury shares held by DRDGOLD Limited at 31 December 2020). The Group calculated the net asset value of DRDGOLD Limited at the effective date to which the additional ownership percentage was applied to determine the reattribution between non-controlling interest and the Group

[4]	On 29 June 2021, the 8.3% shareholding held by non-controlling shareholders in Platinum Mile was repurchased for a consideration of R128 million

*   Less than R1 million and US$1 million

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 24

Condensed consolidated statement of cash flows

Figures are in millions unless otherwise stated

US dollar					SA rand
Six months ended					Six months ended
Unaudited Jun 2020	Unaudited Dec 2020	Unaudited Jun 2021		Notes	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
			Cash flows from operating activities
959	1,787	2,731	Cash generated by operations		39,729	29,205	15,980
46	1	1	Deferred revenue advance received	13	14	-	771
(47)	(1)	-	BTT early settlement payment	13	-	-	(787)
-*	-	-	Post-retirement healthcare payments		-	-	(1)
-	35	-	Amount received on settlement of dispute		-	580	-
(2)	(15)	(9)	Cash-settled share-based payments paid	11.3	(127)	(244)	(31)
-	-	(11)	Payment of Marikana dividend obligation	12.2	(162)	-	-
-	-	(121)	Additional deferred payments relating to acquisition of a business		(1,754)	-	-
58	(632)	(307)	Change in working capital		(4,469)	(10,408)	973
1,014	1,175	2,284			33,231	19,133	16,905
21	23	35	Interest received		512	369	350
(47)	(37)	(33)	Interest paid		(478)	(597)	(789)
(25)	(79)	(125)	Royalties paid		(1,818)	(1,293)	(413)
(87)	(206)	(584)	Tax paid		(8,491)	(3,365)	(1,453)
(13)	(90)	(664)	Dividends paid		(9,660)	(1,486)	(212)
863	786	913	Net cash from operating activities		13,296	12,761	14,388

			Cash flows from investing activities
(248)	(336)	(384)	Additions to property, plant and equipment		(5,586)	(5,481)	(4,135)
2	4	2	Proceeds on disposal of property, plant and equipment		34	72	29
-*	17	45	Dividends received		649	283	5
-	(1)	(2)	Additions to other investments		(22)	(12)	-
-	-	(19)	Acquisition of equity-accounted investment	9	(278)	-	-
-*	(3)	(1)	Contributions to environmental rehabilitation funds		(11)	(56)	(7)
(45)	-	(39)	Payment of Deferred Payment		(562)	-	(756)
-	-	(4)	Contributions to enterprise development fund		(51)	-	-
-	7	-	Preference shares redeemed	9	-	114	-
-	-*	-*	Proceeds from environmental rehabilitation funds		5	7	-
(291)	(312)	(402)	Net cash used in investing activities		(5,822)	(5,073)	(4,864)

			Cash flows from financing activities
571	418	151	Loans raised	10	2,196	6,768	9,521
(751)	(363)	(203)	Loans repaid	10	(2,947)	(5,820)	(12,515)
(4)	(2)	(4)	Lease payments		(56)	(41)	(73)
-	(5)	(51)	Share buy-back	1.2	(742)	(84)	-
(184)	48	(107)	Net cash (used in)/from financing activities		(1,549)	823	(3,067)

388	522	404	Net increase in cash and cash equivalents		5,925	8,511	6,457
(95)	162	47	Effect of exchange rate fluctuations on cash held		(68)	(312)	(35)
401	694	1,378	Cash and cash equivalents at beginning of the period		20,240	12,041	5,619
694	1,378	1,829	Cash and cash equivalents at end of the period		26,097	20,240	12,041
16.67	16.26	14.55	Average R/US$ rate
17.35	14.69	14.27	Closing R/US$ rate

*   Less than US$1 million

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 25

Notes to the condensed consolidated interim financial statements

1.Basis of accounting and preparation

The condensed consolidated interim financial statements are prepared in accordance with the requirements of the JSE Listings Requirements for interim reports and the requirements of the Companies Act of South Africa. The JSE Listings Requirements require interim reports to be prepared in accordance with framework concepts, the measurement and recognition requirements of International Financial Reporting Standards (IFRS), the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of these condensed consolidated interim financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements, included in the 31 December 2020 annual financial report.

The condensed consolidated income statement, and statements of other comprehensive income and cash flows for the six months ended 31 December 2020 have not been audited by the Company’s auditors and were prepared by subtracting the unaudited condensed consolidated financial statements for the six months ended 30 June 2020 from the audited consolidated financial statements for the year ended 31 December 2020.

The translation of the primary statements into US dollar is based on the average exchange rate for the period for the condensed consolidated income statement, statements of other comprehensive income and cash flows, and the period-end closing exchange rate for the condensed consolidated statement of financial position. Exchange differences on translation are accounted for in the condensed consolidated statement of other comprehensive income. This information is provided as supplementary information only.

1.1	Standards, interpretations and amendments to published standards effective on 1 January 2021 issued, effective and adopted by the Group

The amendments to published standards effective on 1 January 2021 and adopted by the Sibanye Stillwater Limited (Sibanye-Stillwater) group (the Group) did not have a material effect on the Group’s condensed consolidated interim financial statements for the six months ended 30 June 2021.

1.2	Scheme of arrangement

On 4 October 2019 Sibanye Gold Limited (SGL) and Sibanye-Stillwater, a previously dormant wholly owned subsidiary of SGL, announced the intention to implement a scheme of arrangement to reorganise SGL’s operations under a new parent company, Sibanye-Stillwater (the “Scheme”). The Scheme was implemented through the issue of Sibanye-Stillwater shares (tickers: JSE – SSW and NYSE – SBSW) in exchange for the existing shares of SGL (JSE – SGL and NYSE – SBGL).

On 23 January 2020 SGL and Sibanye-Stillwater announced that all resolutions for the approval of the Scheme, were passed by the requisite majority votes at the Scheme meeting held at the SGL Academy. The Scheme was implemented on 24 February 2020.

Sibanye-Stillwater determined that the acquisition of SGL did not represent a business combination as defined by IFRS 3 Business Combinations. This is because neither party to the Scheme could be identified as an accounting acquirer in the transaction, and post the implementation there would be no change of economic substance or ownership in the SGL Group.

The SGL shareholders have the same commercial and economic interest as they had prior to the implementation of the Scheme and no additional new ordinary shares of SGL were issued as part of the Scheme. Following the implementation of the Scheme, the condensed consolidated interim financial statements of Sibanye-Stillwater therefore reflects that the arrangement is in substance a continuation of the existing SGL Group. SGL is the predecessor of Sibanye-Stillwater for financial reporting purposes and following the implementation of the Scheme, Sibanye-Stillwater's condensed consolidated comparative information is presented as if the reorganisation had occurred before the start of the earliest period presented.

In order to effect the reorganisation in the Group at the earliest period presented in the condensed consolidated interim financial statements for the period ended 30 June 2020, a reorganisation reserve was recognised at 31 December 2018 to adjust the previously stated share capital of SGL of R34,667 million to reflect the stated share capital of Sibanye-Stillwater of R1 at that date. The reorganisation reserve was adjusted for previously recognised movements in the stated share capital of SGL between 31 December 2018 and 24 February 2020. The issue of shares at the effective date of the Scheme, was recorded at an amount equal to the net asset value of the unconsolidated SGL company at that date, with the difference recognised as a reorganisation reserve.

Since the condensed consolidated interim financial statements of Sibanye-Stillwater was in substance a continuation of the existing SGL Group, the shares used to calculate the weighted average number of issued shares (refer note 7) was based on the issued stated share capital of the listed entity at that stage.

As a result of the above, earnings per share measures were based on SGL's issued shares for prior periods (up to 31 December 2019). For purposes of Sibanye-Stillwater's earnings per share measures for the six months ended 30 June 2020, shares issued as part of the Scheme were treated as issued from the beginning of the 2020 reporting period so as to reflect the unchanged continuation of the Group. No weighting was required as there were no changes in the issued share capital of SGL from the beginning of the 2020 reporting period up to the effective date of the Scheme. Shares issued after the implementation of the Scheme were time-weighted as appropriate.

Although the Scheme was retrospectively implemented for accounting purposes, the roll forward below shows the movement of the legally issued shares of Sibanye-Stillwater for the periods indicated.

Figures in thousand	Six months ended
	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Authorised number of shares	10,000,000	10,000,000	10,000,000

Reconciliation of issued number of shares:
Number of shares in issue at beginning of the period[1]	2,923,571	2,676,002	-*
Scheme implemented[2]	-	-	2,670,030
Shares issued under Sibanye-Stillwater / SGL Share Plan[3]	32,267	960	5,972
Issued upon conversion of US$ Convertible Bond[4]	-	248,040	-
Share buy-back[5,6]	(15,061)	(1,431)	-
Number of shares in issue at end of the period	2,940,777	2,923,571	2,676,002
1	Since the Scheme was retrospectively implemented, the stated share capital presented in the condensed consolidated statement of changes in equity reflects the legally issued shares of Sibanye-Stillwater from the earliest period presented, being one ordinary share at 31 December 2019

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 26

2	From 1 January 2020 to 23 February 2020, shares of the listed entity presented for the Group were those of SGL. From 24 February 2020, these were exchanged for shares of Sibanye-Stillwater retrospectively presented for the Group in the condensed consolidated statement of changes in equity. The Scheme was implemented on a share-for-share basis with no change in the total number of issued listed shares
3	Upon implementation of the Scheme, the SGL equity-settled share plan was transferred to Sibanye-Stillwater and is settled in Sibanye-Stillwater shares from the effective date onwards
4	Refer note 10.1
5	During the six months ended 31 December 2020, the Group entered into a repurchase and cancellation of shares agreement with certain shareholders which resulted in the total issued shares of the Sibanye-Stillwater decreasing by 1,431,197 shares. The average price paid for the repurchased shares amounted to R58.80 per share
6	The Group commenced with a share buy-back programme on 2 June 2021 to repurchase up to 5% of its ordinary shares as at 31 May 2021 representing a maximum of 147,700,000 shares. At 30 June 2021, 15,060,882 ordinary shares have been bought back at a total cost of R932 million, including transaction cost of R2 million. The average cost per share repurchased amounted to R61.87. Of these transactions, repurchases of 3,192,961 ordinary shares amounting to R190 million including transaction costs were awaiting settlement at 30 June 2021, resulting in a cash outflow of R742 million for repurchases during the reporting period. In addition, 4,753,907 ordinary shares were repurchased but not yet cancelled as at 30 June 2021. Shares awaiting imminent cancellation were regarded as treasury shares in the reconciliation above

* Less than one thousand

Retrospective roll forward of stated share capital and reorganisation reserve:

	SGL Group		Scheme impact	Reorgani- sation reserve	Sibanye-Stillwater Group
	Amount (million)	Shares (thousand)	Amount (million)	Amount (million)	Amount (million)	Shares (thousand)
Balance at 31 December 2018	34,667	2,266,261	(34,667)	34,667	-*	-*
Shares issued for cash	1,688	108,932	(1,688)	1,688	-	-
Shares issued on Lonmin acquisition	4,307	290,395	(4,307)	4,307	-	-
Shares issued under SGL Share Plan	-	4,442	-	-	-	-
Balance at 30 June 2019 and 31 December 2019	40,662	2,670,030	(40,662)	40,662	-*	-*
Scheme implemented[1]				(17,661)	17,661	2,670,030
Shares issued under Sibanye-Stillwater share plan				-	-	5,972
Balance at 30 June 2020	40,662	2,670,030	(40,662)	23,001	17,661	2,676,002
Shares issued under Sibanye-Stillwater share plan				-	-	960
Issued upon conversion of US$ Convertible Bond				-	12,573	248,040
Share buy-back				-	(84)	(1,431)
Balance at 31 December 2020				23,001	30,150	2,923,571
Shares issued under Sibanye-Stillwater share plan				-	-	32,267
Share buy-back				-	(932)	(15,061)
Balance at 30 June 2021				23,001	29,218	2,940,777
1	The stated share capital value of Sibanye-Stillwater on Scheme implementation amounts to the net asset value of the unconsolidated SGL company on the effective date of the Scheme. The reorganisation reserve is the balance between the previously presented stated share capital and the revised Sibanye-Stillwater stated share capital value. There was no change in the issued share capital of the SGL Group from 31 December 2019 to the effective date of the Scheme

* Less than R1 million or one thousand shares as indicated

1.3Marikana BEE transaction

Effective 13 April 2021, the Group restructured the previously highly indebted Lonmin Limited (changed to Sibanye UK Limited on 25 March 2021) broad-based black economic empowerment (B-BBEE) structure in relation to Western Platinum Proprietary Limited (WPL) and Eastern Platinum Proprietary Limited (EPL) (collectively referred to as “Marikana”), so as to ensure the sustainability of the B-BBEE shareholding in Marikana and facilitate the realisation of value to the B-BBEE shareholders (Restructuring Transaction).

The Restructuring Transaction resulted in the cancellation of the previous preference share funding provided to a special purpose vehicle (Phembani SPV) held by the Phembani Group Proprietary Limited group (Phembani Group). As replacement, the Group subscribed for new preference shares at a nominal amount in Phembani SPV. These preference shares will earn dividends capped to R2.6 billion and will be funded through 90% of the dividends attributable to the Phembani Group as and when paid by Marikana. In addition, while the Sibanye UK Limited (Sibanye UK) loans to WPL are still outstanding, Rustenburg Eastern Operations Proprietary Limited (REO) will subscribe for additional preference shares as an additional funding mechanism to ensure Phembani SPV receives a minimum level of cash flows (as determined in terms of a formula). In essence the subscription price of the preference shares will be in the form of a top up payment to a maximum of R22 million for any annual period where the dividend payable by Marikana to Phembani SPV is less than R22 million and will be added to the capped dividend amount of the preference shares. The preference shares will be redeemed at the earlier of 12.5 years from the issue date or when the capped dividend amount is reached.

The new arrangement provides the Marikana shareholders with access to distributable Marikana profits in the short and medium term through the introduction of a 10% trickle dividend while any Marikana shareholder loans or loans from Sibanye UK to WPL are outstanding. At the effective date of the transaction, the Sibanye UK loans to WPL amounted to R12,533 million (denominated in $722 million and R2,057 million). There were no Marikana shareholder loans outstanding at the effective date of the Restructuring Transaction. Once the loans from Sibanye UK have been settled and while there are no Marikana shareholder loans outstanding, the Marikana shareholders will have a right to participate fully in their attributable portion of Marikana’s dividends over the remaining life-of-mine. However, a 90% portion of the Phembani Group’s attributable dividends will continue to be applied against the preference dividends until the preference shares have been redeemed.

The obligations to pay dividends to entities controlled by the Group, being REO and the Lonplats Employee Share Ownership Trust, Lonplats Marikana Community Development Trust and Bapo Ba Mogale Local Economic Development Trust (Marikana Trusts), eliminate on consolidation. At the effective date, the Restructuring Transaction resulted in the Group recognising the following liabilities:

●	Cash-settled share-based payment obligation under IFRS 2 Share-based Payment (IFRS 2) amounting to R404 million (refer note 11.2); and
●	Marikana dividend obligation under IFRS 9 Financial Instruments (IFRS 9) amounting to R1,146 million (refer note 12.2).

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 27

The tables below set out the shareholding structure and, for illustrative purposes only, the flow of R100 million distributable profits from Marikana while any Marikana shareholder loans or Sibanye UK loans are still outstanding and after these loans have been settled:

Before shareholder loans and Sibanye UK loans repaid	After shareholder loans and Sibanye UK loans repaid

SSW
100%
100%
Sibanye UK
Sibanye Platinum Proprietary Limited
100%
Phembani Group
R22m
100%
R90m1
Phembani SPV7
R21.9m4
R0.8m9
R0.9m
100%
Acquisition SPV
Other shareholders6
REO8
R0.9m3
50.03%
R0.5m3
26.41%
R0.4m3
23.56%
Incwala Resources
R1.8m
100%
Incwala Platinum
R7.6m2
Marikana Trusts5
5.6%
R0.6m2
R1.8m2
18%
WPL
EPL
76.4%
76.4%

SSW
100%
100%
Sibanye UK
Sibanye Platinum Proprietary Limited
100%
Phembani Group
R0.9m
100%
Phembani SPV7
R8.1m9
R9.0m
100%
Acquisition SPV
Other shareholders6
REO8
R9.0m3
50.03%
R4.7m3
26.41%
R4.2m3
23.56%
Incwala Resources
R18.0m
100%
Incwala Platinum
R76.4m10
Marikana Trusts5
5.6%
R5.6m10
R18.0m10
18%
WPL
EPL
76.4%
76.4%

[1]	R90 million (or 90%) of the distributable profits of Marikana applied towards the repayment of the Sibanye UK loans (or Marikana shareholder loans if any)
[2]	Distribution of remaining R10 million (10%) of the distributable profits of Marikana based on the proportionate shareholding
[3]	Distribution of the Incwala Platinum dividend received from Marikana based on proportionate shareholding
[4]

Subsequent subscription for additional “E” Preference Shares (top up payment) by REO in Phembani SPV, calculated in terms of the formula specified in the “E” Preference Shares subscription agreement for as long as the Sibanye UK loans are outstanding [R22 million less (R0.9 million Phembani SPV dividend – R0.8 million “E” Preference Share dividend)]

[5]

These dividend obligations, calculated in terms of the estimated future cash flows of Marikana (applying the assumptions disclosed in note 11.2), eliminate on consolidation against the receivables in these trusts that are consolidated by the Group

[6]

The Group recognises IFRS 9 dividend obligations, calculated in terms of the estimated future cash flows of Marikana (applying the assumptions disclosed in note 11.2), included in other payables. Refer note 12.2

[7]

The Group recognises an IFRS 2 cash-settled share-based payment obligation, calculated in terms of the estimated future cash flows of Marikana (applying the assumptions disclosed in note 11.2) and reduced by the estimated future preference dividends, included in cash-settled share-based payment obligations. Refer note 11.2

[8]

Dividends payable, directly by Marikana or indirectly through Incwala Resources, eliminate against the REO receivable on consolidation. The top up funding liability is calculated and recognised based on the estimated future cash flows of Marikana (applying the assumptions disclosed in note 11.2) for as long as the Sibanye UK loan is outstanding. Management expects that the Sibanye UK loan will be repaid in full by 31 December 2021 and therefore no obligation to subscribe for additional preference shares was recognised

[9]

90% of the Marikana dividends indirectly received by Phembani SPV will be distributed to REO as an “E” Preference dividend until the earlier of 12.5 years from the issue date or when the capped dividend amount is reached. This receivable is recognised on a net basis against the Phembani SPV cash-settled share-based payment liability (refer footnote 7 above)

[10]	Distribution of the Marikana distributable profits based on proportionate shareholding
1.4	Change in level of rounding

Previously, the level of rounding applied in the Group’s condensed consolidated interim financial statements included a decimal for the nearest hundred thousand. During the six months ended 30 June 2021, the Group changed the level of rounding to only reflect the nearest million by removing the hundred thousand decimal space. Immaterial rounding adjustments were made to comparative information as a result of this change.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 28

2.Revenue

The Group’s sources of revenue are:

Figures in million - SA rand	Six months ended
	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Gold mining activities	13,307	17,080	10,789
PGM mining activities[1]	55,905	42,595	29,874
Recycling activities	19,414	11,587	13,710
Stream[1]	259	241	298
Toll treatment arrangement[2]	176	-	-
Total revenue from contracts with customers	89,061	71,503	54,671
Adjustments relating to sales of PGM concentrate[3]	892	871	348
Total revenue	89,953	72,374	55,019
[1]

The difference between revenue from PGM mining activities above and total revenue from PGM mining activities per the segment report relates to the separate disclosure of revenue from the gold and palladium streaming arrangement with Wheaton Precious Metals International (Wheaton International)(Wheaton Stream) in the above as well as the separate disclosure of revenue related to adjustments on the sales of PGM concentrate. Revenue relating to the Wheaton Stream is incorporated in the Group corporate segment as described in the segment report (refer note 17)

[2]	This relates to revenue recognised in respect of a toll treatment arrangement entered into by Marikana (refer note 13)
[3]	These adjustments relate to provisional pricing arrangements on the Group’s PGM sale of concentrate resulting in subsequent changes to the amount of revenue recognised

Revenue per geographical region of the relevant operations:

Figures in million - SA rand	Six months ended
	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Southern Africa	61,049	50,558	32,224
United States	28,904	21,816	22,795
Total revenue	89,953	72,374	55,019

Percentage of revenue per segment based on the geographical location of customers purchasing from the Group:

Six months ended
	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Gold
PGM

Revenue generated per product:

Figures in million - SA rand	Six months ended
	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Gold	13,862	17,677	11,253
PGMs	74,036	52,944	42,628
Platinum	11,179	9,131	7,923
Palladium	27,643	24,399	22,882
Rhodium	33,143	18,622	11,243
Iridium	1,461	518	296
Ruthenium	610	274	284
Chrome	1,032	904	669
Other[1]	1,023	849	469
Total revenue	89,953	72,374	55,019
[1]

Other primarily includes revenue from nickel, silver, cobalt and copper sales. For the six months ended 30 June 2021, revenue from the Marikana toll treatment arrangement of R176 million is also included

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 29

3.Finance expense

Figures in million - SA rand		Six months ended
	Notes	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Interest charge on:
Borrowings - interest		(464)	(542)	(749)
- US$600 million revolving credit facility (RCF)		(98)	(73)	(159)
- R5.5 billion RCF		(30)	(56)	(145)
- 2022 and 2025 Notes		(336)	(379)	(385)
- US$ Convertible Bond	10.1	-	(34)	(60)
Borrowings - unwinding of amortised cost	10	(118)	(174)	(219)
- 2022 and 2025 Notes		(57)	(30)	(29)
- US$ Convertible Bond	10.1	-	(69)	(117)
- Burnstone Debt		(61)	(75)	(73)
Lease liabilities		(15)	(17)	(17)
Environmental rehabilitation obligation		(305)	(337)	(347)
Occupational healthcare obligation		(38)	(45)	(51)
Deferred Payment (related to the Rustenburg operations acquisition)	12.1	(95)	(93)	(93)
Marikana dividend obligation	12.2	(29)	-	-
Deferred revenue[1,2]	13	(158)	(170)	(180)
Other		(39)	(63)	(55)
Total finance expense		(1,261)	(1,441)	(1,711)
[1]

For the six months ended 30 June 2021, finance expense includes R158 million (31 Dec 2020: R163 million, 30 June 2020: R159 million) non-cash interest relating to the gold and palladium streaming arrangement with Wheaton Precious Metals International (Wheaton International). Although there is no cash financing cost related to this arrangement, IFRS 15 Revenue from Contracts with Customers (IFRS 15) requires Sibanye-Stillwater to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related metal credit deliveries. A discount rate of 5.2% and 4.6% was used in determining the finance expense to be recognised as part of the steaming transaction for gold and palladium, respectively

2    For the six months ended 31 December 2020, finance expense includes R6 million (six months ended 30 June 2020: R8 million) non-cash interest relating to the WPL platinum forward sale entered into on 3 March 2020. For the six months ended 30 June 2020, finance expense includes R13 million non-cash interest relating to the Marikana operation’s streaming transaction on its BTT project which was early settled during the first six months of 2020

4.(Loss)/gain on financial instruments

Figures in million - SA rand		Six months ended
	Notes	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Fair value loss on gold hedge contracts[1]		-	(1)	(456)
Fair value (loss)/gain on palladium hedge contract[2]		(316)	(3)	39
Fair value (loss)/gain on derivative financial instrument	10.1	-	(2,164)	2,094
Fair value adjustment on share-based payment obligations	11.3	(551)	(37)	(92)
Gain/(loss) on the revised cash flow of the Deferred Payment	12.1	5	(2,081)	-
Gain on the revised cash flow of the Burnstone Debt	10	-	264	-
Other		20	18	(31)
Total (loss)/gain on financial instruments		(842)	(4,004)	1,554
1	On 9 March 2020, Sibanye-Stillwater concluded a gold hedge agreement which commenced on 1 April 2020, comprising the delivery of 1,800 kilograms of gold (150 kilograms per month) with a zero cost collar which establishes a minimum floor of R800,000 per kilogram and a maximum cap of R1,080,000 per kilogram. The gold hedge agreement concluded during March 2021 and for the six months ended 30 June 2021, there was a realised loss of Rnil million (six months ended 31 December 2020: R2 million and 30 June 2020: R524 million) and unrealised gain of Rnil million (six months ended 31 December 2020: R1 million and 30 June 2020: R68 million). As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss
2	On 17 January 2020, Stillwater Mining Company (Stillwater) (wholly owned subsidiary of Sibanye-Stillwater) concluded a palladium hedge agreement which commenced on 28 February 2020, comprising the delivery of 240,000 ounces of palladium over two years (10,000 ounces per month) with a zero cost collar which establishes a minimum and a maximum cap of US$1,500 and US$3,400 per ounce, respectively. For the six months ended 31 December 2020, the unrealised loss was R3 million (six months ended 30 June 2020, the unrealised gain was R39 million). On 24 March 2021, Stillwater Mining Company concluded an additional palladium hedge agreement commencing on 28 February 2022, comprising the delivery of 140,000 ounces of palladium over a fourteen month period (10,000 ounces per month) with a zero cost collar which establishes a minimum floor and a maximum cap of US$1,800 and US$3,300 per ounce, respectively. For the six months ended 30 June 2021, the combined unrealised loss on the hedge agreements was R316 million. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss

5.Other costs

Figures in million - SA rand	Six months ended
	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Corporate and social investment costs	(137)	(165)	(93)
Loss due to dilution of interest in joint operation	(2)	(30)	-
Cost incurred on employee and community trusts	(299)	(443)	(65)
Exploration costs	(3)	(19)	(14)
Other	(381)	(254)	(85)
Total other costs	(822)	(911)	(257)

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 30

6. Mining and income tax

Figures in million - SA rand	Six months ended
	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Tax on profit before tax at maximum South African statutory company tax rate (28%)	(9,627)	(6,635)	(3,299)
South African gold mining tax formula rate adjustment	47	165	(47)
US statutory tax rate adjustment	510	312	239
Non-deductible amortisation and depreciation	(7)	(8)	(6)
Non-taxable dividend received	-	19	1
Non-deductible finance expense[1]	(62)	102	(12)
Non-deductible share-based payments	(27)	(24)	(20)
Non-deductible loss on fair value of financial instruments	(153)	(851)	(40)
(Non-deductible loss)/non-taxable gain on foreign exchange differences	(1)	(15)	18
Non-taxable share of results of equity-accounted investees	393	340	136
Non-deductible reversal of impairments	-	33	-
Non-deductible transaction costs	(30)	(19)	(30)
Tax adjustment in respect of prior periods	(53)	25	108
Net other non-taxable income and non-deductible expenditure	65	136	122
Change in estimated deferred tax rate	(55)	-	(55)
(Deferred tax assets not recognised)/previously unrecognised deferred tax assets utilised[2]	(64)	3,613	834
Mining and income tax	(9,064)	(2,807)	(2,051)
Effective mining and income tax rate (%)	26.4	11.8	17.4
[1]

The non-deductible finance expense for the six months ended 31 December 2020 is presented net after the reversal of an uncertain income tax treatment amounting to R182 million, which decreased the effective mining and income tax rate. This represents the conclusion on the section 163(j) interest limitation provided for by the US PGM operations under IFRIC 23 Uncertainty over Income Tax Treatments as at 31 December 2019

[2]

Historically, deferred tax assets in WPL and EPL were only recognised to the extent of deferred tax liabilities since it was not considered probable that taxable profit would be available against which the future tax deductions could be utilised. At 31 December 2020, management recognised deferred tax assets on WPL and EPL in excess of deferred tax liabilities for the first time since it became probable that sufficient future taxable profits will be available. In total, net deferred tax assets of R951 million were recognised at 31 December 2020. The deferred tax asset recognition is supported by the profit history of WPL and EPL and a positive future outlook

7.Earnings per share

7.1 Basic earnings per share

	Six months ended
	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Ordinary shares in issue (’000)	2,940,777	2,923,571	2,676,002
Adjustment for weighting of ordinary shares in issue (’000)	4,088	(139,988)	(2,385)
Weighted average number of shares (’000)	2,944,865	2,783,583	2,673,617
Profit attributable to owners of Sibanye-Stillwater (SA rand million)	24,836	19,927	9,385
Basic earnings per share (EPS) (cents)	843	716	351
7.2	Diluted earnings per share

Potential ordinary shares arising from the equity-settled share-based payment scheme resulted in a dilution for the six month periods ended 30 June 2021, 31 December 2020 and 30 June 2020. The assumed conversion of the convertible bond was dilutive for the six month period ended 30 June 2020. The US$ Convertible Bond was converted during October 2020 and was antidilutive for the six months ended 31 December 2020.

Figures in million - SA rand	Six months ended
	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Diluted earnings
Profit attributable to owners of Sibanye-Stillwater	24,836	19,927	9,385
Adjusted for impact of convertible bond:	-	-	458
- Interest charge and unwinding of amortised cost	-	-	177
- Gain on fair value adjustment	-	-	(2,094)
- Loss on foreign exchange	-	-	2,548
- Tax effect	-	-	(173)
Diluted earnings	24,836	19,927	9,843

	Six months ended
	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Weighted average number of shares
Weighted average number of shares (’000)	2,944,865	2,783,583	2,673,617
Potential ordinary shares - equity-settled share plan (’000)	34,010	49,485	27,342
Potential ordinary shares - convertible bond (’000)	-	-	245,697
Diluted weighted average number of shares (’000)	2,978,875	2,833,068	2,946,656
Diluted basic EPS (cents)	834	703	334

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 31

7.3	Headline earnings per share

Headline earnings is presented as an additional earnings number allowed by IAS 33 Earnings per Share and is calculated based on the requirements set out in SAICA Circular 1/2021 (Circular) which replaced the 1/2019 Circular applied in the Group’s consolidated annual financial statements for the year ended 31 December 2020. The adoption of SAICA Circular 1/2021 had no impact on headline earnings.

Figures in million - SA rand	Six months ended
	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Profit attributable to owners of Sibanye-Stillwater	24,836	19,927	9,385
Gain on disposal of property, plant and equipment	(6)	(70)	(29)
(Reversal of impairments)/impairments	-	(122)	1
Derecognition of property, plant and equipment in Marathon project	2	37	-
Taxation effect of remeasurement items	1	13	3
Re-measurement items, attributable to non-controlling interest	-	-	1
Headline earnings	24,833	19,785	9,361
Headline EPS (cents)	843	711	350
7.4	Diluted headline earnings per share

	Six months ended
	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Headline earnings	24,833	19,785	9,361
Adjusted for impact of convertible bond:	-	-	458
- Interest charge and unwinding of amortised cost	-	-	177
- Gain on fair value adjustment	-	-	(2,094)
- Loss on foreign exchange	-	-	2,548
- Tax effect	-	-	(173)
Diluted headline earnings	24,833	19,785	9,819
Diluted headline EPS (cents)	834	698	333
8.	Dividends

Dividend policy

Sibanye-Stillwater’s dividend policy is to return between 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board, therefore, considers normalised earnings in determining what value will be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of non-controlling interest, and changes in estimated deferred tax rate.

In line with one of Sibanye-Stillwater’s strategic priorities, being the continued commitment to shareholder returns, the Board of Directors resolved to pay an interim dividend of 292 SA cents per share after 30 June 2021 (50 SA cents per share after 30 June 2020).

Figures in million - SA rand	Six months ended
	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Profit attributable to the owners of Sibanye-Stillwater	24,836	19,927	9,385
Adjusted for:
Loss/(gain) on financial instruments	842	4,004	(1,554)
Loss/(gain) on foreign exchange differences	378	(716)	971
Gain on disposal of property, plant and equipment	(6)	(70)	(29)
(Reversal of impairments)/impairments	-	(122)	1
Restructuring costs[1]	38	179	257
Transaction costs	38	42	96
Occupational healthcare expense	(24)	48	4
Loss on BTT early settlement	-	-	186
Income on settlement of legal dispute[2]	-	(580)	-
Loss due to dilution of interest in joint operation	2	30	-
Loss on settlement of US$ Convertible Bond	-	1,507	-
Change in estimated deferred tax rate	55	-	55
Share of results of equity-accounted investees after tax	(1,404)	(1,216)	(484)
Tax effect of the items adjusted above	(342)	(1,234)	(44)
NCI effect of the items listed above	(2)	(37)	1
Normalised earnings[3]	24,411	21,762	8,845

1 Restructuring costs of R246 million for the six months ended 30 June 2020 were incurred at the Marikana operations

2 The income of R580 million for the six months ended 31 December 2020, relates to the settlement of a legal dispute concerning a historical transaction

3 Non-IFRS measures such as normalised earnings as defined and reconciled above, are the responsibility of the Group’s Board of Directors and are presented for illustration purposes only, and because of its nature, normalised earnings should not be considered as a representation of financial performance under IFRS

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 32

9.Equity-accounted investments

Acquisition of investment in Keliber Oy (Keliber)

On 23 February 2021, Keliber and the Group entered into an investment agreement that enables Keliber to significantly advance its lithium project in Central Ostrobothnia, Finland. The Keliber project consists of several advanced stage lithium spodumene deposits, with significant exploration upside in close proximity to the existing project. Based on a feasibility study completed in 2019 and improved in 2020, Keliber currently has 9.3 million tonnes of ore reserves, sufficient for more than 13 years of operation. Planned annual production is 15,000 tonnes of battery grade lithium hydroxide. The project includes the development of a chemical plant in Kokkola, approximately 50 kilometres from the mining area, which will produce battery grade lithium hydroxide. The Group intends to play a key role as an industrial anchor investor in the forthcoming financing of the construction of Keliber’s lithium project. Production is anticipated to start in 2024 and none of the future lithium hydroxide production has been committed to any offtake party.

Under the investment agreement the Group will make an initial phased equity investment of €30 million, for an approximate 30% equity shareholding into Keliber. In the first tranche the Group subscribed for shares in Keliber for €15 million and simultaneously, on the same terms as Sibanye-Stillwater’s €30 million phased investment, a further €10 million equity issuance was offered to the existing Keliber shareholders, which was fully subscribed. The investment agreement allows the Group to finance development work of a further €15 million in two tranches over a twelve-month period. In addition to, and subject to the completion of the initial investment and funding, the Group has a guaranteed option to achieve the majority shareholding in Keliber, should it wish to do so, by contributing further equity financing for the development of the project.

The investment in Keliber resulting from the €15 million subscription in the first tranche was treated as an equity accounted associate from 17 March 2021, being the date on which the closing conditions on the first tranche subscription were met. The first tranche subscription resulted in a 17.93% shareholding, which allows for representation on the board of Keliber as well as significant involvement in the technical committee of the company. The transaction was entered into at fair value, and the difference between the net asset value and the fair value paid by the Group was attributed to the mineral reserve.

The Group holds the following equity-accounted investments:

Figures in million - SA rand	Six months ended
	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Balance at beginning of the period	5,621	5,435	4,039
Share of results of equity-accounted investees after tax	1,404	1,216	484
- Mimosa Investments Limited (Mimosa)	1,272	1,001	298
- Rand Refinery Proprietary Limited (Rand Refinery)	132	215	186
- Keliber	-	-	-
- Other	-	-	-
Acquisition of Keliber investment	278	-	-
Dividends received from equity-accounted investments	(649)	(214)	-
Preference shares redeemed	-	(114)	-
Reversal of impairment on Rand Refinery	-	120	-
Foreign currency translation	(142)	(822)	912
Balance at end of the period	6,512	5,621	5,435

	Unaudited Jun 2021	Audited Dec 2020	Unaudited Jun 2020
Equity-accounted investments consist of:
- Mimosa	4,612	3,929	3,670
- Rand Refinery	650	691	583
- Peregrine Metals Ltd	972	1,001	1,182
- Keliber	278	-	-
Equity-accounted investments	6,512	5,621	5,435

10.Borrowings

Figures in million - SA rand		Six months ended
	Notes	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Balance at beginning of the period		18,383	26,374	23,736
Loans raised		2,196	6,768	9,521
- US$600 million RCF[1]		703	4,214	3,004
- R5.5 billion RCF		-	-	5,000
- Other borrowings[2]		1,493	2,554	1,517
Loans repaid		(2,947)	(5,820)	(12,515)
- US$600 million RCF[1]		(1,484)	(1,411)	(5,391)
- R5.5 billion RCF		-	(2,000)	(5,500)
- US$ Convertible Bond settled in cash		-	(13)	-
- Other borrowings[2]		(1,463)	(2,396)	(1,624)
US$ Convertible Bond converted into shares		-	(5,578)	-
Unwinding of loans recognised at amortised cost	3	118	174	219
Accrued interest (related to the 2022 and 2025 Notes, and US$ Convertible Bond)		336	414	444
Accrued interest paid		(323)	(405)	(461)
Gain on the revised cash flow of the Burnstone Debt	4	-	(264)	-
(Gain)/loss on foreign exchange differences and foreign currency translation		(575)	(3,280)	5,430
Balance at end of the period		17,188	18,383	26,374
1	During March 2021, Sibanye-Stillwater successfully extended the maturity date for one of its lenders. As a result US$150 million of the USD RCF matures in April 2022, with the remaining US$450 million balance of the USD RCF maturing in April 2023
2	Other borrowings consist mainly of overnight facilities

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 33

Borrowings consist of:

Figures in million - SA rand
	Unaudited Jun 2021	Audited Dec 2020	Unaudited Jun 2020
US$600 million RCF	5,994	6,978	4,910
R5.5 billion RCF	-	-	2,000
2022 and 2025 Notes[1]	9,902	10,136	11,937
US$ Convertible Bond	-	-	5,796
Burnstone Debt	1,287	1,263	1,724
Other borrowings	5	6	7

Borrowings	17,188	18,383	26,374
Current portion of borrowings	(6,553)	(886)	(1,272)
Non-current borrowings	10,635	17,497	25,102
1Refer note 16.1
10.1	US$ Convertible Bond

The US$ Convertible Bond was launched and priced on 19 September 2017 with the proceeds applied towards the partial repayment of the Stillwater Bridge Facility, raised for the acquisition of Stillwater (the “Bonds”). On 11 September 2018, SGL concluded the repurchase of a portion of the Bonds. An aggregate principal amount of US$66 million for a total purchase price of approximately US$50 million was repurchased. Following the repurchase, the outstanding nominal value amounted to US$384 million.

On 18 September 2020, SGL provided notice (Optional Redemption Notice) to exercise its rights to redeem all the Bonds in full on 19 October 2020. Following the issue of the Optional Redemption Notice and subject to the conditions of the Bonds, the bondholders could still exercise their rights to request conversion of their Bonds into ordinary shares of Sibanye-Stillwater by delivering a conversion notice. Following receipt of the conversion notices, Sibanye-Stillwater could elect to settle the Bonds in Sibanye-Stillwater shares or in cash to the value of the shares, subject to the conditions of the Bonds. Conversion notices were received for Bonds with a nominal value of US$383 million before the redemption date and all converted bonds were settled in Sibanye-Stillwater shares. No conversion notices were received for Bonds to the value of $0.8 million and these were redeemed for cash at nominal value, including unpaid accrued interest.

Upon implementation of the Scheme on 24 February 2020, SGL became a subsidiary of Sibanye-Stillwater, which in turn became the new holding company of the Group (refer note 1.2). Consequently, even though SGL was the Bond issuer, the converted Bonds were settled in Sibanye-Stillwater shares.

The Bonds consisted of two components under IFRS. The conversion option component was recognised as a derivative financial liability measured at fair value through profit or loss. The bond component was recognised as a financial liability measured at amortised cost using the effective interest method. Both financial liabilities were extinguished upon settlement of the Bonds. Before derecognition, interest was accrued up to the settlement date on the amortised cost component based on the original effective interest rate.

The loss on settlement was attributed to the derivative component and measured as the difference between the fair value of the Sibanye-Stillwater shares issued on the respective settlement dates, the carrying amount of the amortised cost component immediately before settlement and the carrying amount of the derivative component. Sibanye-Stillwater shares issued on settlement of the Bonds were measured at the fair value on the dates of issue to the bondholders by applying a volume weighted average price (VWAP) on the day.

The table below summarises the settlement related information:

Audited Dec 2020
Number of shares issued ('thousands)	248,040
Number of bonds settled	1,916
Fair value of Sibanye-Stillwater shares issued (SA rand millions)	12,573
Range of VWAPs on settlement (SA rand)	46.5 - 51.5
Cash redemption amount (SA rand millions)	13
Derivative element settlement value (SA rand millions)	6,995
Bond element settlement value (SA rand millions)	5,578

The tables below illustrate the movement in the amortised cost element and the derivative element respectively:

US$ Convertible Bond at amortised cost

Figures in million - SA rand		Six months ended
	Note	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Balance at the beginning of the period		-	5,796	4,579
Bonds repaid[1]		-	(13)	-
Bonds converted into shares[2]		-	(5,578)	-
Accrued interest paid		-	(60)	(64)
Interest charge	3	-	34	60
Unwinding of amortised cost	3	-	69	117
(Gain)/loss on foreign exchange differences		-	(248)	1,104
Balance at the end of the period		-	-	5,796
1	Relates to the redemption of Bonds for which no conversion notice was received
2Calculated as the amortised cost on the date of settlement

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 34

Derivative financial instrument

Figures in million - SA rand		Six months ended
	Note	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Balance at the beginning of the period		-	3,494	4,145
Loss/(gain) on financial instruments[1]	4	-	2,164	(2,094)
Settlement of derivative financial instrument		-	(6,995)	-
Loss on settlement of US$ Convertible Bond[2]		-	1,507	-
(Gain)/loss on foreign exchange differences		-	(170)	1,443
Balance at the end of the period		-	-	3,494
1	The loss/(gain) on the financial instrument is attributable to changes in various valuation inputs, including the movement in the Sibanye-Stillwater share price, change in USD/ZAR exchange rate, bond market value and credit risk spreads
2	Relates to the difference between the fair value of Sibanye-Stillwater shares issued on date of settlement, carrying value of the derivative liability before settlement and the carrying value of the bond on date of settlement
10.2	Capital management

Debt maturity

The following are contractually due, undiscounted cash flows resulting from maturities of borrowings, including interest payments:

Figures in million - SA rand
	Total	Within one year	Between one and five years	After five years
30 June 2021 (Unaudited)
- Capital
US$600 million RCF	5,994	1,498	4,496	-
R5.5 billion RCF	-	-	-	-
2022 and 2025 Notes	9,997	5,047	4,950	-
Burnstone Debt	111	-	41	70
Other borrowings	5	5	-	-
- Interest	5,807	493	1,130	4,184

Net (cash)/debt to adjusted EBITDA

Figures in million - SA rand	Rolling 12 months
	Unaudited Jun 2021	Audited Dec 2020	Unaudited Jun 2020
Borrowings[1]	15,901	17,120	28,144
Cash and cash equivalents[2]	26,062	20,206	12,007
Net (cash)/debt[3]	(10,161)	(3,086)	16,137
Adjusted EBITDA[4] (12 months)	73,420	49,385	29,452
Net (cash)/debt to adjusted EBITDA (ratio)[5]	(0.1)	(0.1)	0.5
1	Borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Borrowings, therefore, exclude the Burnstone Debt and include the derivative financial instrument up to the settlement of the US$ Convertible Bond
2	Cash and cash equivalents exclude cash of Burnstone
3	Net (cash)/debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the Burnstone Debt and include the derivative financial instrument up to the settlement of the US$ Convertible Bond. Net (cash)/debt excludes cash of Burnstone
4	The adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) calculation included is based on the definitions included in the facility agreements for compliance with the debt covenant formula, except for impact of new accounting standards and acquisitions, where the facility agreements allow the results from the acquired operations to be annualised. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA as defined and reconciled below, is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity
5	Net (cash)/debt to adjusted EBITDA ratio is defined as net debt as of the end of a reporting period divided by adjusted EBITDA of the 12 months ended on the same reporting date. Non-IFRS measures such as net (cash)/debt to adjusted EBITDA ratio are the responsibility of the Group’s Board of Directors and are presented for illustration purposes only, and because of its nature, net (cash)/ debt to adjusted EBITDA should not be considered as a representation of financial performance under IFRS

Reconciliation of profit before royalties and tax to adjusted EBITDA

Figures in million - SA rand	Six months ended
	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Profit before royalties and tax	36,028	25,040	12,210
Adjusted for:
Amortisation and depreciation	3,798	4,149	3,444
Interest income	(624)	(561)	(504)
Finance expense	1,261	1,441	1,711
Share-based payments	298	215	298
Loss/(gain) on financial instruments	842	4,004	(1,554)
Loss/(gain) on foreign exchange differences	378	(716)	971
Share of results of equity-accounted investees after tax	(1,404)	(1,216)	(484)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	(5)	(442)	(22)
Gain on disposal of property, plant and equipment	(6)	(70)	(29)
(Reversal of impairments)/impairments	-	(122)	1
Restructuring costs	38	179	257
Transaction costs	38	42	96
IFRS 16 lease payments	(71)	(75)	(73)
Occupational healthcare expense	(24)	48	4
Loss on BTT early settlement	-	-	186
Income on settlement of legal dispute	-	(580)	-
Loss on settlement of US$ Convertible Bond	-	1,507	-
Loss due to dilution of interest in joint operation	2	30	-
Other non-recurring costs	-	(2)	2
Adjusted EBITDA	40,549	32,871	16,514

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 35

11.Cash-settled share-based payment obligations

11.1	New cash-settled share-based payment awards

With effect from the March 2020 remuneration cycle, long-term incentive awards are made on a cash-settled basis rather than equity-settled. This includes awards of both Forfeitable Share Units (FSUs) and Conditional Share Units (CSUs) (previously referred to as bonus share and performance share awards under the equity-settled schemes).

Apart from the change in manner of settlement to cash, the terms and conditions of the awards made under the 2020 plan, including all vesting conditions, are the same as the equity-settled scheme applicable to remuneration cycles prior to 2020. The value of the cash settlement is the same as the value of the shares that would have vested according to the rules in previous arrangements. Existing unvested equity-settled awards of the Group remain unchanged and will be settled in Sibanye-Stillwater shares.

Revisions were introduced to cash-settled awards from the March 2021 remuneration cycle. Key revisions include changes in the assessment of the total shareholders’ return (TSR) performance condition, introduction of an Environmental, Social and Governance (ESG) performance condition and a change from return on capital employed (ROCE) to a return on invested capital (ROIC) performance condition. The weighting of the performance conditions for the TSR, ESG and ROIC measures are 50%, 20% and 30% respectively.

At each reporting date, on vesting date and on settlement date, the liability for the cash payment relating to the FSUs and CSUs awarded is measured/remeasured at fair value. Similar to the equity-settled schemes of the Group, fair value is determined using a Monte Carlo Simulation model, with key inputs including the Sibanye-Stillwater share price, risk free rate, dividend yield and volatility.

The following table summarises the movements relating to the new share-based payment scheme:

Figures in million - SA rand	Six months ended
	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Balance at beginning of the period	159	53	-
Cash-settled share-based payment expense	202	171	53
Grant date fair value	130	86	31
Fair value movement after grant date	72	85	22
Cash-settled share-based payments paid	(21)	(61)	-
Foreign currency translation	1	(4)	-
Balance at end of the period	341	159	53

	Unaudited Jun 2021	Audited Dec 2020	Unaudited Jun 2020
Reconciliation of the non-current and current portion
of the share-based payment obligation:
Balance at end of the period	341	159	53
Current portion of cash-settled share-based payment obligation	(75)	(33)	(17)
Non-current cash-settled share-based payment obligation	266	126	36
11.2	Marikana BEE cash-settled share-based payment obligation

Marikana’s obligation to pay dividends to the Phembani Group through the Incwala Platinum holding structure is recognised as a cash-settled share-based payment liability measured at fair value. Changes in fair value is recognised in profit or loss.

The following assumptions were applied in the 30 June 2021 calculation:

		Marikana operations
		Unaudited Jun 2021	Audited Dec 2020	Unaudited Jun 2020
Long-term PGM (4E) basket price	R/4Eoz	22,697	N/A	N/A
Real discount rate – South Africa	%	11.64 – 11.71	N/A	N/A
Inflation rate – South Africa	%	6	N/A	N/A
Life of mine	years	16 - 52	N/A	N/A

The following table summarises the changes in the Marikana BEE cash-settled share-based payment obligation:

Figures in million - SA rand		Six months ended
	Notes	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Balance at beginning of the period		-	-	-
Initial recognition of the Marikana BEE cash-settled share-based payment obligation[1]	1.3, 11.3	404	-	-
Changes in fair value[1]		10	-	-
Cash-settled share-based payments made		(33)	-	-
Balance at end of the period		381	-	-
Current portion of cash-settled share-based payment obligation		(5)	-	-
Non-current cash-settled share-based payment obligation		376	-	-

1   Included in gains/loss on financial instruments

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 36

11.3	Cash-settled share-based payment reconciliation

The following table summarises the changes in the total share-based payment obligation of the group:

Figures in million - SA rand		Six months ended
	Notes	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Reconciliation of cash-settled share-based payment obligations
Balance at beginning of the period		1,628	1,713	1,425
Cash-settled share-based payment expense[1]		202	127	227
Fair value loss on recognition of Marikana BEE cash-settled share-based payment obligation	4, 11.2	404	-	-
Fair value loss on obligations[2]	4	147	37	92
Cash-settled share-based payments paid		(127)	(244)	(31)
Foreign currency translation		1	(5)	-
Balance at end of the period		2,255	1,628	1,713

		Unaudited Jun 2021	Audited Dec 2020	Unaudited Jun 2020
Cash-settled share-based payment - Rustenburg operation BEE transaction		1,533	1,469	1,431
Cash-settled share-based payment - Marikana BEE transaction		381	-	-
Cash-settled share based payment - employee incentive scheme[3]		341	159	282
Balance at the end of the period		2,255	1,628	1,713
Current portion of cash-settled share-based payment obligation		(80)	(33)	(268)
Non-current cash-settled share-based payment obligation		2,175	1,595	1,445
1	Included in the amount is a share-based payment expense for the six months ended 30 June 2021 relating to cash-settled share-based payment schemes of Stillwater of Rnil (expense for the six months ended 31 December 2020 and 30 June 2020 was Rnil and R1 million, respectively) and DRDGOLD Limited of Rnil (expense reversal for the six months ended 31 December 2020 of R44 million and an expense for the six months ended 30 June 2020 of R172 million). The remainder of the expense relates to the 2020 and 2021 cash-settled share-based payment awards of the Group
2	The fair value loss relates to the Rustenburg operation BEE cash-settled share-based payment obligation and the Marikana BEE cash-settled share-based payment obligation
3	Included in the balance at 30 June 2020 is R229 million in respect of DRDGOLD’s cash-settled share-based payment scheme

12.Other payables

Figures in million - SA rand
	Notes	Unaudited Jun 2021	Audited Dec 2020	Unaudited Jun 2020
Deferred Payment (related to Rustenburg operations acquisition)	12.1	2,198	4,354	2,180
Contingent consideration (related to SFA (Oxford) acquisition)		89	88	82
Right of recovery payable		42	40	83
Deferred consideration (related to Pandora acquisition)		253	308	282
Marikana dividend obligation	12.2	1,013	-	-
Other non-current payables		365	367	285
Other payables		3,960	5,157	2,912
Current portion of other payables		(1,188)	(2,246)	(594)
Non-current other payables		2,772	2,911	2,318

12.1 Rustenburg deferred payment (related to the Rustenburg operations acquisition)

Figures in million - SA rand		Six months ended
	Notes	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Balance at the beginning of the period		4,354	2,180	2,826
Interest charge	3	95	93	93
Payment of Deferred Payment		(2,246)	-	(739)
(Gain)/loss on revised estimated cash flows[1]	4	(5)	2,081	-
Balance at end of the period		2,198	4,354	2,180
1	The gain on the revised estimated cash flows is as a result of a difference in timing of the actual payment for the six months ended 30 June 2021, where the loss for the six months ended 30 June 2020 is primarily due to an increase in the forecasted rand PGM basket price used to estimate the future cash flows

12.2 Marikana dividend obligation

The Marikana dividend obligation relates to amounts payable to other shareholders through the Incwala Platinum holding structure. The obligation is classified as a financial liability measured at amortised cost.

At initial recognition, the obligation was measured applying the same assumptions as set out note 11.2.

The following table summarises the changes in the Marikana dividend obligation:

Figures in million - SA rand		Six months ended
	Notes	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Balance at beginning of the period		-	-	-
Initial recognition of the Marikana dividend obligation	1.3	1,146	-	-
Interest - unwinding of amortised cost	3	29	-	-
Payments made		(162)	-	-
Balance at end of the period		1,013	-	-
Current portion of liability		(23)	-	-
Non-current portion of liability		990	-	-

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 37

13.Deferred revenue

In July 2018, the Group entered into a gold and palladium supply arrangement in exchange for an upfront advance payment of US$500 million (Wheaton International stream). The arrangement has been accounted for as a contract in the scope of IFRS 15 whereby the advance payment has been recorded as deferred revenue. The revenue from the advance payment is recognised as the gold and palladium is allocated to the appropriate Wheaton International account. An interest cost, representing the significant financing component of the upfront deposit on the deferred revenue balance, is also recognised as part of finance costs. This finance cost increases the deferred revenue balance, ultimately resulting in revenue when the deferred revenue is recognised over the life of mine.

On 21 October 2019, the Group concluded a forward gold sale arrangement whereby the Group received a cash prepayment of R1,108 million in exchange for the future delivery of 8,482 ounces (263.8 kilograms) of gold every two weeks from 10 July 2020 to 16 October 2020 subject to an initial reference price of R17,371/oz comprising 80% of the prevailing price on execution date. The initial forward sale was unhedged and the Group would have received (or paid) the difference between the spot price and the prepayment price of R17,371/oz. On 6 July 2020, before the first delivery date, the Group agreed revised terms in which the ounces to be delivered every two weeks were reduced from 8,482 ounces (263.8 kilograms) to 6,523.2 ounces (202.9 kilograms), totalling 52,185.2 ounces (1,623.1 kilograms). In addition, a floor of R27,700/oz and a cap of R33,386/oz was introduced. The final delivery was made on 15 October 2020.

During 2016 Lonmin Limited (UK) (Lonmin) secured funding of US$50 million to build the Bulk Tailings re-Treatment plant (BTT), through a finance metal streaming arrangement receivable in instalments. The US$50 million was accounted for as deferred revenue as it would be repaid by way of discounted value of PGM metal sales. Contractual deliveries were at a discounted price and the value of the discount over and above the US$50 million upfront payment was prorated over the project lifetime and charged to the consolidated income statement as a finance expense. The plant was commissioned during February 2018. The Group determined the fair value of the BTT deferred revenue to be R628 million at acquisition and R607 million at 31 December 2019. On 24 January 2020, Western Platinum Proprietary Limited (WPL), Eastern Platinum Proprietary Limited and Lonmin Limited (collectively the “Purchasers”), subsidiaries of Sibanye-Stillwater, entered into a Release and Cancellation Agreement (“the Release Agreement”) with RFW Lonmin Investments Limited (“the Seller”) in respect of the BTT. The Release Agreement sets out the terms and conditions upon which the Purchasers have purchased the Seller’s entire interest in the metals purchase agreement for an amount of US$50 million to be settled in cash. The BTT transaction was implemented and the liability settled on 6 March 2020. WPL concluded a forward platinum sale arrangement on 3 March 2020 to fund the settlement of the BTT liability.

WPL received a cash prepayment of US$50 million (R771 million) in exchange for the future delivery of 72,886 ounces of platinum on set dates between June and December 2020. The platinum price delivered under the prepayment was hedged with a cap price of US$1,050 per ounce and a floor price of US$700 per ounce. The Group receives, and recognises, the difference between the floor price and the monthly average price (subject to a maximum of the cap price) on delivery of the platinum. The final delivery under the forward platinum sale arrangement was made on 7 December 2020.

The Marikana operations entered into a short-term purchase of concentrate and toll treatment arrangement with a third party that commenced on 1 February 2021, with an option to extend. As part of the arrangement, Marikana agreed to buy and toll treat certain metals. A percentage of the toll treated metals is also retained as partial payment for the toll treatment arrangement. Marikana accounts for the inventory received as partial payment for the toll treatment arrangement as deferred revenue at fair value. A further deferred revenue balance is recognised to the extent that cash payment is received for the toll treatment before the performance obligation is satisfied. Deferred revenue is recognised as revenue on a straight-line basis over the term of the performance obligation.

The following table summarises the changes in deferred revenue:

Figures in million - SA rand		Six months ended
	Note	Unaudited Jun 2021	Unaudited Dec 2020	Unaudited Jun 2020
Balance at the beginning of the period		6,430	8,165	8,167
Deferred revenue advance received[1]		216	-	771
BTT early settlement payment		-	-	(787)
Deferred revenue recognised during the period[2]		(302)	(1,905)	(352)
Interest charge	3	158	170	180
Loss on BTT early settlement		-	-	186
Balance at end of the period		6,502	6,430	8,165

		Unaudited Jun 2021	Audited Dec 2020	Unaudited Jun 2020
Reconciliation of the non-current and current portion
of deferred revenue:
Balance at end of the period		6,502	6,430	8,165
Current portion of deferred revenue		(165)	(67)	(1,860)
Non-current portion of deferred revenue		6,337	6,363	6,305
1	The amount received for the six months ended 30 June 2021 relates to the toll treatment arrangement entered into by Marikana, representing cash receipts of R14 million and the fair value of inventory received of R202 million. The R771 million received for the six months ended 30 June 2020 is in respect of the forward platinum sale arrangement entered into by WPL on 3 March 2020 as part of funding the BTT settlement
2	Revenue recognised during the six months ended 30 June 2021 of R302 million relates to R172 million recognised on the Wheaton Stream and R130 million recognised on the toll treatment arrangement entered into by Marikana. Revenue recognised for the six months ended 31 December 2020 relates to R656 million recognised in respect of the forward platinum sale arrangement entered into on 3 March 2020 (R129 million for the six months ended 30 June 2020), R1,108 million in respect of forward gold sale arrangements (Rnil for the six months ended 30 June 2020), R141 million relating to the Wheaton Stream (R204 million for the six months ended 30 June 2020) and Rnil in respect of the BTT (R19 million for the six months ended 30 June 2020), respectfully

14.Fair value of financial assets and financial liabilities, and risk management

14.1 Measurement of fair value

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

●	Level 1: unadjusted quoted prices in active markets for identical assets or liabilities
●	Level 2: inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)
●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 38

The following table sets out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

Figures in million - SA rand
	Unaudited Jun 2021			Audited Dec 2020			Unaudited Jun 2020
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
- Environmental rehabilitation obligation funds[1]	4,347	703	-	4,111	823	-	3,688	1,058	-
- Trade receivables - PGM sales[2]	-	5,063	-	-	4,030	-	-	1,456	-
- Other investments[3]	727	-	263	603	-	244	569	-	214
- Palladium hedge contract	-	-	-	-	-*	-	-	1	-
Financial liabilities measured at fair value
- Palladium hedge contract	-	293	-	-	-	-	-	-	-
- Derivative financial instrument[4]	-	-	-	-	-	-	-	3,494	-
- Gold hedge contracts	-	-	-	-	-*	-	-	1	-
1	Environmental rehabilitation obligation funds comprise equity-linked notes, a fixed income portfolio of bonds as well as fixed and call deposits. The environmental rehabilitation obligation funds are stated at fair value based on the nature of the fund’s investments
2	The fair value for trade receivables measured at fair value through profit or loss are determined based on ruling market prices, volatilities and interest rates
3	The fair values of listed investments are based on the quoted prices available from the relevant stock exchanges. The carrying amounts of other short-term investment products with short maturity dates approximate fair value. The fair values of non-listed investments are determined through valuation techniques that include inputs that are not based on observable market data. These inputs include price/book ratios as well as marketability and minority shareholding discounts which are impacted by the size of the shareholding
4	The fair value of derivative financial instruments is estimated based on ruling market prices, volatilities and interest rates, option pricing methodologies based on observable quoted inputs. All derivatives are carried on the statement of financial position at fair value

* Less than R1 million

Fair value of borrowings

The fair value of variable interest rate borrowings approximates its carrying amounts as the interest rates charged are considered market related. Fair value of fixed interest rate borrowings was determined through reference to ruling market prices and interest rates.

The table below shows the fair value and carrying amount of borrowings where the carrying amount does not approximate fair value:

Figures in million - SA rand
	Carrying	Fair value
	value	Level 1	Level 2	Level 3
30 June 2021 (Unaudited)
2022 and 2025 Notes[1]	9,902	10,177	-	-
Burnstone Debt[2]	1,287	-	-	2,086
Total	11,189	10,177	-	2,086
31 December 2020 (Audited)
2022 and 2025 Notes[1]	10,136	10,637	-	-
Burnstone Debt[2]	1,263	-	-	2,075
Total	11,399	10,637	-	2,075
30 June 2020 (Unaudited)
2022 and 2025 Notes[1]	11,937	12,518	-	-
US$ Convertible Bond[3]	5,796	-	5,930	-
Burnstone Debt[2]	1,724	-	-	1,873
Total	19,457	12,518	5,930	1,873
1	The fair value is based on the quoted market prices of the notes
2	The fair value of the Burnstone Debt has been derived from discounted cash flow models. These models use several key assumptions, including estimates of future sales volumes, Gold prices, operating costs, capital expenditure and discount rate. The fair value estimate is sensitive to changes in the key assumptions, for example, increases in the market related discount rate would decrease the fair value if all other inputs remain unchanged. The extent of the fair value changes would depend on how inputs change in relation to each other
3	The fair value of the amortised cost component of the US$ Convertible Bond is based on the quoted price of the instrument after separating the fair value of the derivative component

14.2 Risk management activities

Liquidity risk: working capital and going concern assessment

For the six months ended 30 June 2021, the Group realised a profit of R25,319 million (31 December 2020: R20,891 million and 30 June 2020: R9,731 million). As at 30 June 2021 the Group’s current assets exceeded its current liabilities by R40,472 million (31 December 2020: R34,756 million) and the Group’s total assets exceeded its total liabilities by R83,339 million (31 December 2020: R70,716 million). During the six months ended 30 June 2021 the Group generated net cash from operating activities of R13,296 million (31 December 2020: R12,761 million and 30 June 2020: R14,388 million).

The Group currently has committed undrawn debt facilities of R8,754 million at 30 June 2021 (31 December 2020: R7,336 million) and cash balances of R26,097 million (31 December 2020: R20,240 million). The 2022 Notes, contractually due to be settled on 27 June 2022, were early settled on 2 August 2021 for the nominal value of US$354 million (R5,123 million). The most immediate remaining debt maturities are, US$150 million of the USD Revolving Credit Facility (RCF) that matures in April 2022, with the US$450 million balance of the USD RCF maturing in April 2023. Given that as at 30 June 2021 only US$420 million of the US$600 million USD RCF was drawn (US$180 million available), the April 2022 maturity could be funded through the available facility. The R5.5 billion RCF was fully repaid during August 2020 with the full balance being undrawn at 30 June 2021 and available until November 2023. Sibanye-Stillwater’s leverage ratio (net (cash)/debt to adjusted EBITDA) as at 30 June 2021 was (0.1):1 (31 December 2020 was (0.1):1 and 30 June 2020 was 0.5:1) and its interest coverage ratio (adjusted EBITDA to net finance charges) was 305.0:1 (31 December 2020 was 79.8:1 and 30 June 2020 was 20.2:1). Both considerably better than the maximum permitted leverage ratio of at most 2.5:1 and minimum required interest coverage ratio of 4.0:1, calculated on a quarterly basis, required under the US$600 million RCF and the R5.5 billion RCF. With the available RCF’s collectively only 41% utilised, high level of available cash balances and the Group’s strong liquidity position, no imminent refinancing of debt is required.

Notwithstanding the exceptionally strong liquidity position and financial outlook, amendments to COVID-19 regulations or uncontrolled infection rates could impose additional restrictions on both our US PGM and SA operations that may impact the production outlook for the remainder of 2021. This could deteriorate the Group’s forecasted liquidity position and may require the Group to further increase operational flexibility by adjusting mine plans and reducing capital expenditure. The Group may also, if necessary, be required to consider options to increase funding flexibility which may include, amongst others, additional loan facilities or debt capital market issuances, streaming facilities, prepayment facilities or, in the event that other options are not deemed preferable or achievable by the Board, an equity capital raise. The Group could also, with lender approval, request covenant amendments or restructure facilities. During past adversity management has successfully implemented similar actions.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 39

Management believes that the cash forecasted to be generated by operations, cash on hand, the unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due. The condensed consolidated interim financial statements for the six months ended 30 June 2021, therefore, have been prepared on a going concern basis.

15.	Contingent liabilities
15.1	Arbitration case Redpath USA Corporation versus Stillwater Mining Company

In 2015, Redpath USA Corporation (the Contractor) was hired by the Stillwater Mining Company (the Company) to advance the Benbow decline as part of the Blitz project. During November 2019 the Contractor filed a claim wherein the contractor has raised a dispute over additional and rework costs of establishing a decline at the Stillwater Mine after drilling errors caused a water inundation that required significant remediation. The Contractor assumed the additional costs and is now seeking to recover those costs, in an amount of approximately US$20 million, from the Company. After engaging outside counsel and based on the terms of the contract that supports the Company’s position, management believes the Contractor’s claim is without merit and disputes the arbitration demand claim in the legal documents served on the Contractor. Extensive discovery is underway and the arbitration hearing has been scheduled for May 2022.

16.Events after the reporting period

There were no events that could have a material impact on the financial results of the Group after 30 June 2021, also pertaining to any of the comparative periods presented, up to the date on which the condensed consolidated interim financial statements for the six months ended 30 June 2021 was authorised for issue, other than those discussed below:

16.1	Early redemption of the US$353.7 million June 2022 Notes (the Notes)

The Notes were issued by Stillwater for an aggregate nominal value of US$500 million on 27 June 2017, with a maturity date of 27 June 2022. The issued nominal value was reduced to US$353.7 million in September 2018, following a partial repurchase.

Given surplus liquidity within the Group and in line with the Group’s capital allocation framework, it elected to redeem the Notes on 2 August 2021 (the Redemption Date). The redemption price was the full principal amount of the Notes, plus accrued and unpaid interest on the Notes up to, but excluding, the Redemption Date, amounting to US$355.8 million and was settled on 2 August 2021.

16.2	Put option entered into to acquire a 100% shareholding in Eramet Sandouville

On 30 July 2021, the Group entered into an exclusive put option agreement with French mining group Eramet SA (Eramet) for the acquisition of 100% of the Eramet Sandouville nickel hydrometallurgical processing facility, located in Normandy, France. The share purchase agreement, which has been agreed (but not yet signed) would be entered into upon conclusion of the consultation process with the workers council of Eramet Sandouville.

Thereafter, the acquisition is expected to conclude by the 2021 year-end, subject to inter alia, the approval of the South African Reserve Bank and other regulatory approvals. The acquisition price is estimated at €65 million, based on an offer value of €80 million subject to closing adjustments.

The transaction is the second step in the Sibanye-Stillwater Group’s battery metals strategy, building on the investment in the Keliber lithium hydroxide project, in partnership with the State of Finland and the Finnish Minerals Group, announced in February 2021. The Sandouville site is a polyvalent facility which is already zoned for heavy industrial purposes. The site is scalable for nickel, cobalt and lithium battery grade products, and will enable the Group to further advance its battery metals strategy and recycling activities.

The Group will assess the accounting impact on conclusion of the transaction, such as whether acquisition accounting under IFRS 3 Business Combinations would apply.

16.3	Share buy-back program

The Group commenced with a share buy-back programme on 2 June 2021 to repurchase up to 5% of its ordinary shares as at 31 May 2021 representing a maximum of 147,700,000 shares. As at 23 August 2021, a total of 56,630,317 ordinary shares have been repurchased by the Group at a total cost of R3,435 million, including transaction cost of R9 million. From 1 July 2021 to 23 August 2021, a total of 41,569,435 ordinary shares were repurchased.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 40

17. Segment reporting

Figures in million

For the six months ended 30 Jun 2021 (Unaudited)
	GROUP	US PGM OPERATIONS[1]			SA OPERATIONS															GROUP
SA rand	Total	Total US PGM	Under- ground	Re- cycling	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[2]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[2]	Cor- porate[2]
Revenue	89,953	29,135	9,721	19,414	61,049	47,742	18,009	22,359	6,614	760	2,719	(2,719)	13,307	3,678	4,522	2,295	520	2,292	-	(231)
Underground	65,155	9,721	9,721	-	55,665	46,001	17,028	22,359	6,614	-	2,719	(2,719)	9,664	3,666	3,796	2,202	-	-	-	(231)
Surface	5,384	-	-	-	5,384	1,741	981	-	-	760	-	-	3,643	12	726	93	520	2,292	-	-
Recycling	19,414	19,414	-	19,414	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(48,153)	(22,032)	(3,351)	(18,681)	(26,121)	(15,604)	(5,512)	(8,233)	(1,631)	(228)	(774)	774	(10,517)	(2,635)	(3,883)	(2,004)	(400)	(1,595)	-	-
Underground	(24,140)	(3,351)	(3,351)	-	(20,789)	(12,844)	(5,027)	(6,186)	(1,631)	-	(774)	774	(7,945)	(2,627)	(3,363)	(1,955)	-	-	-	-
Surface	(5,332)	-	-	-	(5,332)	(2,760)	(485)	(2,047)	-	(228)	-	-	(2,572)	(8)	(520)	(49)	(400)	(1,595)	-	-
Recycling	(18,681)	(18,681)	-	(18,681)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(1,251)	(12)	(12)	-	(1,239)	(800)	26	(482)	(43)	(249)	(21)	(31)	(439)	(29)	(36)	(35)	(299)	(16)	(24)	-
Adjusted EBITDA	40,549	7,091	6,358	733	33,689	31,338	12,523	13,644	4,940	283	1,924	(1,976)	2,351	1,014	603	256	(179)	681	(24)	(231)
Amortisation and depreciation	(3,798)	(1,172)	(1,171)	(1)	(2,626)	(1,162)	(423)	(504)	(220)	(13)	(132)	130	(1,464)	(493)	(519)	(323)	(5)	(90)	(34)	-
Interest income	624	219	1	218	405	107	11	39	52	4	4	(3)	298	25	22	14	15	113	109	-
Finance expense	(1,261)	(491)	(444)	(47)	(612)	(316)	(1,984)	(136)	(54)	-	(2)	1,860	(296)	(48)	(41)	(41)	(29)	(30)	(107)	(158)
Share-based payments	(298)	(65)	(65)	-	(233)	(79)	(31)	(37)	(11)	-	-	-	(154)	(16)	(27)	(16)	-	(9)	(86)	-
Net other[4]	260	(318)	(318)	-	578	653	14	(367)	(105)	(12)	(2)	1,125	(75)	9	14	17	6	5	(126)	-
Non-underlying items[5]	(48)	(48)	(48)	-	18	(2)	3	(3)	-	-	-	(2)	20	8	(6)	(4)	(2)	-	24	(18)
Royalties and carbon tax	(1,645)	-	-	-	(1,645)	(1,573)	(893)	(671)	(8)	-	(95)	94	(72)	(45)	(23)	(12)	(3)	-	11	-
Profit before tax	34,383	5,216	4,313	903	29,574	28,966	9,220	11,965	4,594	262	1,697	1,228	608	454	23	(109)	(197)	670	(233)	(407)
Current taxation	(7,832)	(840)			(6,931)	(6,809)	(3,116)	(2,271)	(1,327)	(94)	(417)	416	(122)	(7)	(6)	(4)	-	(122)	17	(61)
Deferred taxation	(1,232)	61			(1,293)	(1,323)	(33)	(1,345)	34	21	(9)	9	30	(93)	(5)	12	-	(33)	149	-
Profit for the period	25,319	4,437			21,350	20,834	6,071	8,349	3,301	189	1,271	1,653	516	354	12	(101)	(197)	515	(67)	(468)
Attributable to:
Owners of Sibanye-Stillwater	24,836	4,437			20,867	20,600	6,071	8,131	3,301	173	1,271	1,653	267	354	12	(101)	(197)	261	(62)	(468)
Non-controlling interests	483	-			483	234	-	218	-	16	-	-	249	-	-	-	-	254	(5)	-
Sustaining capital expenditure	(1,650)	(502)	(501)	(1)	(1,148)	(667)	(232)	(317)	(104)	(14)	(200)	200	(481)	(109)	(136)	(51)	-	(185)	-	-
Ore reserve development	(2,581)	(582)	(582)	-	(1,999)	(745)	(314)	(431)	-	-	-	-	(1,254)	(563)	(441)	(250)	-	-	-	-
Growth projects	(1,355)	(1,217)	(1,217)	-	(138)	(6)	-	(6)	-	-	-	-	(132)	-	(91)	-	-	(9)	(32)	-
Total capital expenditure	(5,586)	(2,301)	(2,300)	(1)	(3,285)	(1,418)	(546)	(754)	(104)	(14)	(200)	200	(1,867)	(672)	(668)	(301)	-	(194)	(32)	-

For the six months ended 30 Jun 2021 (Unaudited)
	GROUP	US PGM OPERATIONS[1]			SA OPERATIONS															GROUP
US dollars[6]	Total	Total US PGM	Under- ground	Re- cycling	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[2]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[2]	Cor- porate[2]
Revenue	6,182	2,002	668	1,334	4,196	3,281	1,237	1,537	455	52	187	(187)	915	253	311	157	36	158	-	(16)
Underground	4,478	668	668	-	3,826	3,162	1,170	1,537	455	-	187	(187)	664	252	261	151	-	-	-	(16)
Surface	370	-	-	-	370	119	67	-	-	52	-	-	251	1	50	6	36	158	-	-
Recycling	1,334	1,334	-	1,334	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(3,309)	(1,514)	(230)	(1,284)	(1,795)	(1,072)	(378)	(566)	(112)	(16)	(53)	53	(723)	(182)	(267)	(137)	(27)	(110)	-	-
Underground	(1,658)	(230)	(230)	-	(1,428)	(882)	(345)	(425)	(112)	-	(53)	53	(546)	(181)	(231)	(134)	-	-	-	-
Surface	(367)	-	-	-	(367)	(190)	(33)	(141)	-	(16)	-	-	(177)	(1)	(36)	(3)	(27)	(110)	-	-
Recycling	(1,284)	(1,284)	-	(1,284)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(86)	(1)	(1)	-	(85)	(55)	2	(33)	(3)	(17)	(2)	(2)	(30)	(1)	(3)	(2)	(21)	(1)	(2)	-
Adjusted EBITDA	2,787	487	437	50	2,316	2,154	861	938	340	19	132	(136)	162	70	41	18	(12)	47	(2)	(16)
Amortisation and depreciation	(261)	(80)	(80)	-	(181)	(81)	(29)	(35)	(15)	(1)	(9)	8	(100)	(34)	(36)	(22)	-	(6)	(2)	-
Interest income	43	15	-	15	28	8	1	3	4	-	-	-	20	2	2	1	1	8	6	-
Finance expense	(87)	(34)	(31)	(3)	(42)	(21)	(136)	(9)	(4)	-	-	128	(21)	(3)	(3)	(3)	(2)	(2)	(8)	(11)
Share-based payments	(20)	(4)	(4)	-	(16)	(6)	(2)	(3)	(1)	-	-	-	(10)	(1)	(2)	(1)	-	(1)	(5)	-
Net other[4]	16	(22)	(22)	-	38	45	1	(25)	(7)	(1)	-	77	(7)	1	1	1	-	-	(10)	-
Non-underlying items[5]	(2)	(3)	(3)	-	2	-	-	-	-	-	-	-	2	1	-	-	-	-	1	(1)
Royalties and carbon tax	(113)	-	-	-	(113)	(108)	(61)	(46)	(1)	-	(7)	7	(5)	(3)	(2)	(1)	-	-	1	-
Profit before tax	2,363	359	297	62	2,032	1,991	635	823	316	17	116	84	41	33	1	(7)	(13)	46	(19)	(28)
Current taxation	(538)	(58)			(476)	(467)	(214)	(156)	(91)	(6)	(29)	29	(9)	-	-	-	-	(8)	(1)	(4)
Deferred taxation	(85)	4			(89)	(91)	(2)	(92)	2	1	(1)	1	2	(6)	-	1	-	(2)	9	-
Profit for the period	1,740	305			1,467	1,433	419	575	227	12	86	114	34	27	1	(6)	(13)	36	(11)	(32)
Attributable to:						-
Owners of Sibanye-Stillwater	1,707	305			1,434	1,417	419	560	227	11	86	114	17	27	1	(6)	(13)	19	(11)	(32)
Non-controlling interests	33	-			33	16	-	15	-	1	-	-	17	-	-	-	-	17	-	-
Sustaining capital expenditure	(113)	(34)	(34)	-	(79)	(46)	(16)	(22)	(7)	(1)	(14)	14	(33)	(7)	(9)	(4)	-	(13)	-	-
Ore reserve development	(178)	(40)	(40)	-	(138)	(52)	(22)	(30)	-	-	-	-	(86)	(39)	(30)	(17)	-	-	-	-
Growth projects	(93)	(84)	(84)	-	(9)	-	-	-	-	-	-	-	(9)	-	(6)	-	-	(1)	(2)	-
Total capital expenditure	(384)	(158)	(158)	-	(226)	(98)	(38)	(52)	(7)	(1)	(14)	14	(128)	(46)	(45)	(21)	-	(14)	(2)	-
1	The presentation of the US PGM operating segment has been revised to separately disclose the underground mining and recycling operations
2	Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Group corporate includes the Wheaton Stream transaction and corporate transaction costs
3	Net other cash costs consist of net other costs as per the condensed consolidated income statement excluding change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable and non-cash loss due to dilution of interest in joint operation (R2 million); and include lease payments (R71 million) to conform with the adjusted EBITDA reconciliation disclosed in note 10.2
4	Net other consists of loss on financial instruments, loss on foreign exchange differences, change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss and the add back of the lease payment referred to in footnote 3 above. Corporate and reconciling items net other includes the share of results of equity-accounted investees after tax as detailed in profit or loss
5	Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, restructuring costs, transaction costs, non-cash loss with dilution of interest in joint operation (R2 million) and occupational healthcare expense as detailed in profit or loss
6	The average exchange rate for the six months ended 30 June 2021 was R14.55/US$

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 41

Figures are in millions

For the six months ended 31 Dec 2020 (Unaudited)
	GROUP	US PGM OPERATIONS[1]			SA OPERATIONS															GROUP
SA rand	Total	Total US PGM	Under- ground	Re- cycling	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[2]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[2]	Cor- porate[2]
Revenue	72,374	22,138	10,551	11,587	50,558	33,478	11,830	15,930	5,239	577	2,632	(2,730)	17,080	4,624	6,156	2,730	591	2,977	2	(322)
Underground	54,643	10,551	10,551	-	44,414	31,979	10,817	15,933	5,239	-	2,632	(2,642)	12,435	4,624	5,220	2,589	-	-	2	(322)
Surface	6,144	-	-	-	6,144	1,499	1,013	(3)	-	577	-	(88)	4,645	-	936	141	591	2,977	-	-
Recycling	11,587	11,587	-	11,587	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(38,051)	(15,038)	(3,872)	(11,166)	(23,013)	(12,647)	(4,758)	(6,414)	(1,593)	(245)	(1,027)	1,390	(10,366)	(2,658)	(3,722)	(1,996)	(363)	(1,627)	-	-
Underground	(23,689)	(3,872)	(3,872)	-	(19,817)	(12,020)	(4,288)	(6,414)	(1,593)	-	(1,027)	1,302	(7,797)	(2,658)	(3,221)	(1,918)	-	-	-	-
Surface	(3,196)	-	-	-	(3,196)	(627)	(470)	-	-	(245)	-	88	(2,569)	-	(501)	(78)	(363)	(1,627)	-	-
Recycling	(11,166)	(11,166)	-	(11,166)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(1,452)	(19)	(19)	-	(1,433)	(806)	59	(615)	(43)	(146)	(51)	(10)	(627)	(52)	(55)	(62)	(323)	(14)	(121)	-
Adjusted EBITDA	32,871	7,081	6,660	421	26,112	20,025	7,131	8,901	3,603	186	1,554	(1,350)	6,087	1,914	2,379	672	(95)	1,336	(119)	(322)
Amortisation and depreciation	(4,149)	(1,398)	(1,396)	(2)	(2,751)	(1,168)	(448)	(461)	(228)	(29)	(138)	136	(1,583)	(532)	(628)	(290)	(6)	(94)	(33)	-
Interest income	561	153	-	153	408	111	10	60	39	1	2	(1)	297	40	34	22	24	103	74	-
Finance expense	(1,441)	(480)	(440)	(40)	(798)	(315)	(1,412)	(125)	(65)	-	(5)	1,292	(483)	(62)	(62)	(49)	(49)	(27)	(234)	(163)
Share-based payments	(215)	(59)	(59)	-	(156)	(69)	(28)	(33)	(8)	-	-	-	(87)	(17)	(20)	(15)	-	37	(72)	-
Net other[4]	(1,555)	(13)	(13)	-	(1,542)	296	(3,833)	1,474	22	(15)	(7)	2,655	(1,838)	12	17	18	25	6	(1,916)	-
Non-underlying items[5]	(1,032)	(23)	(23)	-	(964)	567	592	(19)	(6)	-	-	-	(1,531)	(31)	(19)	(40)	(3)	-	(1,438)	(45)
Royalties and carbon tax	(1,342)	-	-	-	(1,342)	(1,238)	(602)	(631)	(6)	-	(86)	87	(104)	(62)	(97)	(36)	(3)	-	94	-
Profit before tax	23,698	5,261	4,729	532	18,967	18,209	1,410	9,166	3,351	143	1,320	2,819	758	1,262	1,604	282	(107)	1,361	(3,644)	(530)
Current taxation	(3,523)	(545)			(2,933)	(2,636)	(1,762)	(5)	(872)	4	(286)	285	(297)	(4)	15	(2)	-	(302)	(4)	(45)
Deferred taxation	716	(356)			1,072	837	76	951	(72)	(44)	(33)	(41)	235	16	(274)	(73)	-	(86)	652	-
Profit for the period	20,891	4,360			17,106	16,410	(276)	10,112	2,407	103	1,001	3,063	696	1,274	1,345	207	(107)	973	(2,996)	(575)
Attributable to:
Owners of Sibanye-Stillwater	19,927	4,360			16,142	15,925	(276)	9,635	2,407	95	1,001	3,063	217	1,274	1,345	207	(107)	495	(2,997)	(575)
Non-controlling interests	964	-			964	485	-	477	-	8	-	-	479	-	-	-	-	478	1	-
Sustaining capital expenditure	(1,799)	(496)	(493)	(3)	(1,303)	(696)	(188)	(363)	(126)	(18)	(259)	258	(607)	(108)	(278)	(58)	-	(163)	-	-
Ore reserve development	(2,410)	(622)	(622)	-	(1,788)	(687)	(259)	(428)	-	-	-	-	(1,101)	(467)	(448)	(186)	-	-	-	-
Growth projects	(1,272)	(1,091)	(1,091)	-	(181)	-	-	-	-	-	-	-	(181)	-	(107)	-	-	(39)	(35)	-
Total capital expenditure	(5,481)	(2,209)	(2,206)	(3)	(3,272)	(1,383)	(447)	(791)	(126)	(18)	(259)	258	(1,889)	(575)	(833)	(244)	-	(202)	(35)	-

For the six months ended 31 Dec 2020 (Unaudited)
	GROUP	US PGM OPERATIONS[1]			SA OPERATIONS															GROUP
US dollars[6]	Total	Total US PGM	Under- ground	Re- cycling	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[2]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[2]	Cor- porate[2]
Revenue	4,439	1,362	648	714	3,097	2,050	725	976	320	35	161	(167)	1,047	283	376	168	36	183	1	(20)
Underground	3,348	648	648	-	2,720	1,958	663	976	320	-	161	(162)	762	283	319	159	-	-	1	(20)
Surface	377	-	-	-	377	92	62	-	-	35	-	(5)	285	-	57	9	36	183	-	-
Recycling	714	714	-	714	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(2,340)	(926)	(238)	(688)	(1,414)	(778)	(293)	(395)	(98)	(15)	(63)	86	(636)	(163)	(229)	(122)	(22)	(100)	-	-
Underground	(1,456)	(238)	(238)	-	(1,218)	(739)	(264)	(395)	(98)	-	(63)	81	(479)	(163)	(198)	(118)	-	-	-	-
Surface	(196)	-	-	-	(196)	(39)	(29)	-	-	(15)	-	5	(157)	-	(31)	(4)	(22)	(100)	-	-
Recycling	(688)	(688)	-	(688)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(89)	(1)	(1)	-	(88)	(49)	4	(37)	(3)	(9)	(3)	(1)	(39)	(3)	(3)	(4)	(20)	(1)	(8)	-
Adjusted EBITDA	2,010	435	409	26	1,595	1,223	436	544	219	11	95	(82)	372	117	144	42	(6)	82	(7)	(20)
Amortisation and depreciation	(255)	(86)	(86)	-	(169)	(71)	(27)	(28)	(14)	(2)	(8)	8	(98)	(33)	(39)	(18)	-	(6)	(2)	-
Interest income	35	9	-	9	26	7	1	4	2	-	-	-	19	2	2	1	2	6	6	-
Finance expense	(89)	(30)	(28)	(2)	(49)	(19)	(87)	(8)	(4)	-	-	80	(30)	(4)	(4)	(3)	(3)	(2)	(14)	(10)
Share-based payments	(13)	(4)	(4)	-	(9)	(4)	(2)	(2)	-	-	-	-	(5)	(1)	(1)	(1)	-	2	(4)	-
Net other[4]	(95)	(1)	(1)	-	(94)	18	(233)	90	1	(1)	-	161	(112)	1	1	1	2	-	(117)	-
Non-underlying items[5]	(62)	(1)	(1)	-	(58)	35	36	(1)	-	-	-	-	(93)	(2)	(1)	(2)	-	-	(88)	(3)
Royalties and carbon tax	(82)	-	-	-	(82)	(76)	(37)	(38)	-	-	(5)	4	(6)	(4)	(6)	(2)	-	-	6	-
Profit before tax	1,449	322	289	33	1,160	1,113	87	561	204	8	82	171	47	76	96	18	(5)	82	(220)	(33)
Current taxation	(215)	(33)			(179)	(161)	(108)	-	(53)	-	(17)	17	(18)	-	1	-	-	(19)	-	(3)
Deferred taxation	43	(22)			65	52	5	58	(4)	(3)	(2)	(2)	13	1	(17)	(5)	-	(5)	39	-
Profit for the period	1,277	267			1,046	1,004	(16)	619	147	5	63	186	42	77	80	13	(5)	58	(181)	(36)
Attributable to:
Owners of Sibanye-Stillwater	1,218	267			987	974	(16)	590	147	4	63	186	13	77	80	13	(5)	29	(181)	(36)
Non-controlling interests	59	-			59	30	-	29	-	1	-	-	29	-	-	-	-	29	-	-
Sustaining capital expenditure	(110)	(30)	(30)	-	(80)	(42)	(11)	(22)	(8)	(1)	(16)	16	(38)	(7)	(17)	(4)	-	(10)	-	-
Ore reserve development	(148)	(38)	(38)	-	(110)	(42)	(16)	(26)	-	-	-	-	(68)	(29)	(28)	(11)	-	-	-	-
Growth projects	(78)	(67)	(67)	-	(11)	-	-	-	-	-	-	-	(11)	-	(7)	-	-	(2)	(2)	-
Total capital expenditure	(336)	(135)	(135)	-	(201)	(84)	(27)	(48)	(8)	(1)	(16)	16	(117)	(36)	(52)	(15)	-	(12)	(2)	-
1	The presentation of the US PGM operating segment was retrospectively updated to disclose the underground mining activities and recycling activities separately
2	Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Group corporate includes the Wheaton Stream transaction and corporate transaction costs
3	Net other cash costs consist of net other costs as per the condensed consolidated income statement excluding change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable, income on settlement of dispute, non-cash loss due to dilution of interest in joint operation (R30 million) and other non-recurring costs; and include lease payments (R75 million) to conform with the adjusted EBITDA reconciliation disclosed in note 10.2
4	Net other consists of loss on financial instruments, gain on foreign exchange differences, change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss and the add back of the lease payment referred to in footnote 3 above. Corporate and reconciling items net other includes the share of results of equity-accounted investees after tax as detailed in profit or loss
5	Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, loss on BTT early settlement, restructuring costs, transaction costs, loss on settlement of US$ Convertible Bond, income on settlement of legal dispute, non-cash loss with dilution of interest in joint operation (R30 million) and occupational healthcare expense as detailed in profit or loss
6	The average exchange rate for the six months ended 31 December 2020 was R16.26/US$

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 42

Figures are in millions

For the six months ended 30 Jun 2020 (Unaudited)
	GROUP	US PGM OPERATIONS[1]			SA OPERATIONS															GROUP
SA rand	Total	Total US PGM	Under- ground	Re- cycling	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[2]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[2]	Cor- porate[2]
Revenue	55,019	23,016	9,306	13,710	32,224	21,435	8,599	10,935	2,734	373	1,263	(2,469)	10,789	2,169	3,639	1,934	448	2,074	525	(221)
Underground	36,727	9,306	9,306	-	27,642	20,164	7,704	10,932	2,734	-	1,263	(2,469)	7,478	2,169	2,889	1,911	-	-	509	(221)
Surface	4,582	-	-	-	4,582	1,271	895	3	-	373	-	-	3,311	-	750	23	448	2,074	16	-
Recycling	13,710	13,710	-	13,710	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(37,725)	(16,966)	(3,714)	(13,252)	(20,759)	(12,075)	(4,832)	(6,818)	(1,210)	(157)	(574)	1,516	(8,684)	(2,205)	(3,157)	(1,718)	(308)	(1,296)	-	-
Underground	(21,813)	(3,714)	(3,714)	-	(18,099)	(11,531)	(4,445)	(6,818)	(1,210)	-	(574)	1,516	(6,568)	(2,205)	(2,664)	(1,699)	-	-	-	-
Surface	(2,660)	-	-	-	(2,660)	(544)	(387)	-	-	(157)	-	-	(2,116)	-	(493)	(19)	(308)	(1,296)	-	-
Recycling	(13,252)	(13,252)	-	(13,252)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(780)	(48)	(48)	-	(732)	(311)	(8)	(175)	(33)	(95)	(8)	8	(421)	(13)	(49)	(35)	(318)	(30)	24	-
Adjusted EBITDA	16,514	6,002	5,544	458	10,733	9,049	3,759	3,942	1,491	121	681	(945)	1,684	(49)	433	181	(178)	748	549	(221)
Amortisation and depreciation	(3,444)	(1,330)	(1,327)	(3)	(2,114)	(904)	(358)	(358)	(182)	(5)	(143)	142	(1,210)	(400)	(464)	(201)	(7)	(108)	(30)	-
Interest income	504	125	-	125	379	110	17	46	45	1	2	(1)	269	28	25	14	21	76	105	-
Finance expense	(1,711)	(577)	(520)	(57)	(975)	(348)	(1,429)	(134)	(72)	-	(9)	1,296	(627)	(94)	(88)	(58)	(52)	(31)	(304)	(159)
Share-based payments	(298)	(21)	(21)	-	(277)	(21)	(8)	(8)	(5)	-	-	-	(256)	(5)	(6)	(4)	-	(178)	(63)	-
Net other[4]	1,162	44	44	-	1,118	928	(14)	657	100	1	(10)	194	190	8	13	10	11	24	124	-
Non-underlying items[5]	(517)	(70)	(70)	-	(419)	(418)	(1)	(416)	(1)	-	-	-	(1)	4	1	-	(1)	(1)	(4)	(28)
Royalties and carbon tax	(428)	-	-	-	(428)	(386)	(322)	(61)	(3)	-	(49)	49	(42)	(11)	(18)	(11)	(2)	-	-	-
Profit before tax	11,782	4,173	3,650	523	8,017	8,010	1,644	3,668	1,373	118	472	735	7	(519)	(104)	(69)	(208)	530	377	(408)
Current taxation	(1,851)	(431)			(1,420)	(1,224)	(873)	98	(427)	(19)	(165)	162	(196)	(6)	(6)	(3)	-	(189)	8	-
Deferred taxation	(200)	(325)			125	120	22	-	38	(14)	(9)	83	5	(248)	(49)	(16)	-	(11)	329	-
Profit for the period	9,731	3,417			6,722	6,906	793	3,766	984	85	298	980	(184)	(773)	(159)	(88)	(208)	330	714	(408)
Attributable to:
Owners of Sibanye-Stillwater	9,385	3,417			6,376	6,725	793	3,592	984	78	298	980	(349)	(773)	(159)	(88)	(208)	166	713	(408)
Non-controlling interests	346	-			346	181	-	174	-	7	-	-	165	-	-	-	-	164	1	-
Sustaining capital expenditure	(1,017)	(302)	(302)	-	(715)	(356)	(138)	(152)	(61)	(5)	(155)	155	(359)	(79)	(114)	(35)	-	(131)	-	-
Ore reserve development	(1,740)	(617)	(617)	-	(1,123)	(438)	(158)	(280)	-	-	-	-	(685)	(276)	(274)	(135)	-	-	-	-
Growth projects	(1,377)	(1,294)	(1,294)	-	(83)	(20)	-	-	-	(20)	-	-	(63)	-	(48)	-	-	(8)	(7)	-
Total capital expenditure	(4,134)	(2,213)	(2,213)	-	(1,921)	(814)	(296)	(432)	(61)	(25)	(155)	155	(1,107)	(355)	(436)	(170)	-	(139)	(7)	-

For the six months ended 30 Jun 2020 (Unaudited)
	GROUP	US PGM OPERATIONS[1]			SA OPERATIONS															GROUP
US dollars[6]	Total	Total US PGM	Under- ground	Re- cycling	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[2]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[2]	Cor- porate[2]
Revenue	3,301	1,380	558	822	1,934	1,287	516	656	164	22	76	(147)	647	130	218	116	27	124	32	(13)
Underground	2,205	558	558	-	1,660	1,211	462	656	164	-	76	(147)	449	130	173	115	-	-	31	(13)
Surface	274	-	-	-	274	76	54	-	-	22	-	-	198	-	45	1	27	124	1	-
Recycling	822	822	-	822	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(2,263)	(1,018)	(223)	(795)	(1,245)	(724)	(290)	(409)	(73)	(9)	(34)	91	(521)	(132)	(190)	(103)	(18)	(78)	-	-
Underground	(1,309)	(223)	(223)	-	(1,086)	(692)	(267)	(409)	(73)	-	(34)	91	(394)	(132)	(160)	(102)	-	-	-	-
Surface	(159)	-	-	-	(159)	(32)	(23)	-	-	(9)	-	-	(127)	-	(30)	(1)	(18)	(78)	-	-
Recycling	(795)	(795)	-	(795)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(48)	(3)	(3)	-	(45)	(19)	(1)	(10)	(2)	(6)	(1)	1	(26)	(1)	(3)	(2)	(19)	(2)	1	-
Adjusted EBITDA	990	359	332	27	644	544	225	237	89	7	41	(55)	100	(3)	25	11	(10)	44	33	(13)
Amortisation and depreciation	(207)	(80)	(80)	-	(127)	(54)	(21)	(21)	(11)	-	(9)	8	(73)	(24)	(28)	(12)	-	(7)	(2)	-
Interest income	30	7	-	7	23	7	1	3	3	-	-	-	16	2	1	1	1	5	6	-
Finance expense	(103)	(35)	(32)	(3)	(58)	(20)	(86)	(8)	(4)	-	-	78	(38)	(6)	(5)	(4)	(3)	(2)	(18)	(10)
Share-based payments	(18)	(1)	(1)	-	(17)	(2)	(1)	(1)	-	-	-	-	(15)	-	-	-	-	(11)	(4)	-
Net other[4]	71	3	3	-	68	55	(1)	39	6	-	(1)	12	13	1	1	1	1	2	7	-
Non-underlying items[5]	(30)	(4)	(4)	-	(25)	(25)	-	(25)	-	-	-	-	-	-	-	-	-	-	-	(1)
Royalties and carbon tax	(26)	-	-	-	(26)	(23)	(19)	(4)	-	-	(3)	3	(3)	(1)	(1)	(1)	-	-	-	-
Profit before tax	707	249	218	31	482	482	98	220	83	7	28	46	-	(31)	(7)	(4)	(11)	31	22	(24)
Current taxation	(111)	(26)			(85)	(74)	(52)	6	(26)	(1)	(10)	9	(11)	-	-	-	-	(11)	-	-
Deferred taxation	(12)	(19)			7	7	1	-	2	(1)	-	5	-	(15)	(3)	(1)	-	(1)	20	-
Profit for the period	584	204			404	415	47	226	59	5	18	60	(11)	(46)	(10)	(5)	(11)	19	42	(24)
Attributable to:
Owners of Sibanye-Stillwater	563	204			383	404	47	216	59	4	18	60	(21)	(46)	(10)	(5)	(11)	9	42	(24)
Non-controlling interests	21	-			21	11	-	10	-	1	-	-	10	-	-	-	-	10	-	-
Sustaining capital expenditure	(61)	(18)	(18)	-	(43)	(21)	(8)	(9)	(4)	-	(9)	9	(22)	(5)	(7)	(2)	-	(8)	-	-
Ore reserve development	(105)	(37)	(37)	-	(68)	(27)	(10)	(17)	-	-	-	-	(41)	(17)	(16)	(8)	-	-	-	-
Growth projects	(82)	(78)	(78)	-	(4)	(1)	-	-	-	(1)	-	-	(3)	-	(3)	-	-	-	-	-
Total capital expenditure	(248)	(133)	(133)	-	(115)	(49)	(18)	(26)	(4)	(1)	(9)	9	(66)	(22)	(26)	(10)	-	(8)	-	-
1	The presentation of the US PGM operating segment was retrospectively updated to disclose the underground mining activities and recycling activities separately
2	Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Group corporate includes the Wheaton Stream transaction and corporate transaction costs
3	Net other cash costs consist of net other costs as per the condensed consolidated income statement excluding change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable and other non-recurring costs; and include lease payments (R73 million) to conform with the adjusted EBITDA reconciliation disclosed in note 10.2
4	Net other consists of gain on financial instruments, loss on foreign exchange differences, change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss and the add back of the lease payment referred to in footnote 3 above. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss
5	Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, loss on BTT early settlement, non-cash other costs (R2 million), restructuring costs, transaction costs and occupational healthcare expense as detailed in profit or loss
6	The average exchange rate for the six months ended 30 June 2020 was R16.67/US$

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 43

ALL-IN COSTS - SIX MONTHS

US and SA PGM operations

Figures are in millions unless otherwise stated

				US OPERATIONS	SA OPERATIONS
	R' million		Total US and SA PGM[1]	Total US PGM[2]	Total SA PGM[1]	Rustenburg	Marikana[1]	Kroondal	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[3]		Jun 2021	18,955	3,351	15,604	5,512	8,233	1,631	228	774	(774)
		Dec 2020	16,520	3,872	12,648	4,757	6,415	1,593	245	1,027	(1,389)
		Jun 2020	15,788	3,714	12,075	4,832	6,818	1,210	157	574	(1,516)
Royalties		Jun 2021	1,571	-	1,571	893	670	8	-	95	(95)
		Dec 2020	1,238	-	1,238	602	630	6	-	86	(86)
		Jun 2020	385	-	385	322	60	3	-	49	(49)
Carbon tax		Jun 2021	1	-	1	-	1	-	-	-	-
		Dec 2020	1	-	1	-	1	-	-	-	-
		Jun 2020	1	-	1	-	1	-	-	-	-
Community costs		Jun 2021	74	-	74	6	68	-	-	-	-
		Dec 2020	74	-	74	(9)	83	-	-	-	-
		Jun 2020	33	-	33	17	16	-	-	-	-
Inventory change[4]		Jun 2021	1,229	479	750	243	507	-	-	(11)	11
		Dec 2020	3,291	29	3,262	1,048	1,852	-	-	(192)	554
		Jun 2020	(101)	122	(223)	(495)	(670)	-	-	211	731
Share-based payments[5]		Jun 2021	103	46	57	22	27	8	-	-	-
		Dec 2020	72	38	34	14	16	4	-	-	-
		Jun 2020	28	16	12	5	5	3	-	-	-
Rehabilitation interest and amortisation[6]		Jun 2021	131	15	116	(1)	81	36	-	2	(2)
		Dec 2020	144	14	130	5	79	46	-	2	(2)
		Jun 2020	127	15	113	-	73	40	-	2	(2)
Leases		Jun 2021	27	1	26	6	16	4	-	-	-
		Dec 2020	31	1	29	7	18	4	-	-	-
		Jun 2020	33	4	30	7	17	5	-	-	-
Ore reserve development		Jun 2021	1,327	582	745	314	431	-	-	-	-
		Dec 2020	1,309	622	687	259	428	-	-	-	-
		Jun 2020	1,055	617	438	158	280	-	-	-	-
Sustaining capital expenditure		Jun 2021	1,168	501	667	232	317	104	14	200	(200)
		Dec 2020	1,189	492	696	188	363	126	19	259	(259)
		Jun 2020	658	302	356	138	152	61	5	155	(155)
Less: By-product credit[7]		Jun 2021	(4,347)	(753)	(3,594)	(1,293)	(1,879)	(416)	(6)	(254)	254
		Dec 2020	(4,431)	(690)	(3,742)	(818)	(2,642)	(285)	3	(269)	270
		Jun 2020	(2,196)	(494)	(1,702)	(577)	(972)	(158)	5	(139)	139
Total All-in-sustaining costs[8]		Jun 2021	20,239	4,222	16,017	5,934	8,472	1,375	236	806	(806)
		Dec 2020	19,437	4,379	15,058	6,053	7,243	1,495	266	913	(912)
		Jun 2020	15,814	4,296	11,518	4,406	5,779	1,165	167	852	(852)
Plus: Corporate cost, growth and capital expenditure		Jun 2021	1,226	1,217	9	-	9	-	-	-	-
		Dec 2020	1,110	1,091	19	-	19	-	-	-	-
		Jun 2020	1,328	1,294	34	-	14	-	20	-	-
Total All-in-costs[8]		Jun 2021	21,465	5,439	16,026	5,934	8,481	1,375	236	806	(806)
		Dec 2020	20,547	5,470	15,077	6,053	7,262	1,495	266	913	(912)
		Jun 2020	17,141	5,590	11,551	4,406	5,793	1,165	187	852	(852)
PGM production	4Eoz - 2Eoz	Jun 2021	1,227,293	298,301	928,992	328,554	404,386	113,496	21,842	60,714	-
		Dec 2020	1,224,006	305,327	918,679	337,392	381,838	114,412	22,620	62,417	-
		Jun 2020	955,568	297,740	657,828	224,182	274,637	82,435	16,221	60,353	-
	kg	Jun 2021	38,173	9,278	28,895	10,219	12,578	3,530	679	1,888	-
		Dec 2020	38,071	9,497	28,574	10,494	11,877	3,559	704	1,941	-
		Jun 2020	29,722	9,261	20,461	6,973	8,542	2,564	505	1,877	-
All-in-sustaining cost	R/4Eoz - R/2Eoz	Jun 2021	17,349	14,153	18,447	18,061	20,950	12,115	10,805	13,275	-
		Dec 2020	16,733	14,342	17,586	17,939	18,970	13,066	11,768	14,627	-
		Jun 2020	17,664	14,429	19,277	19,655	21,041	14,132	10,314	14,124	-
	US$/4Eoz - US$/2Eoz	Jun 2021	1,192	973	1,268	1,241	1,440	833	743	912	-
		Dec 2020	1,029	882	1,082	1,103	1,167	804	724	900	-
		Jun 2020	1,060	866	1,156	1,179	1,262	848	619	847	-
All-in-cost	R/4Eoz - R/2Eoz	Jun 2021	18,400	18,233	18,457	18,061	20,973	12,115	10,805	13,275	-
		Dec 2020	17,689	17,917	17,608	17,939	19,019	13,066	11,768	14,627	-
		Jun 2020	19,147	18,773	19,334	19,655	21,092	14,132	11,528	14,124	-
	US$/4Eoz - US$/2Eoz	Jun 2021	1,265	1,253	1,269	1,241	1,441	833	743	912	-
		Dec 2020	1,088	1,102	1,083	1,103	1,170	804	724	900	-
		Jun 2020	1,149	1,126	1,160	1,179	1,265	848	692	847	-

Average exchange rate for the six months ended 30 June 2021,31 December 2020 and 30 June 2020 was R14.55/US$, R16.26/US$ and R16.67/US$, respectively

Figures may not add as they are rounded independently

1	The Total US and SA PGM, Total SA PGM and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana - Six Months” and “Reconciliation of AISC and AIC excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana – Six Months”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown
3	Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs. In addition to the Mimosa elimination (equity accounted), Corporate for 2020 includes the elimination of concentrate sales by Rustenburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit
4	In addition to the Mimosa elimination (equity accounted), the inventory adjustment in Corporate for 2020 includes the elimination of concentrate sales by Rustenburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit
5Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
6Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production
7The by-product credit for Marikana for the six months period of December 2020 and June 2020 includes the benefit from the sale of concentrate purchased from Rustenburg, Kroondal and Platinum Mile of R1,546 million and R128 million, respectively. The cost associated with the purchase and processing of the intercompany concentrate is included in the Marikana cost of sales, before amortisation and depreciation

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 44

8All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period

Reconciliation of operating cost excluding third party PoC for Total US and SA PGM, SA PGM and Marikana - Six Months
		Total US and SA PGM			SA PGM			Marikana
	R' million	Jun 2021	Dec 2020	Jun 2020	Jun 2021	Dec 2020	Jun 2020	Jun 2021	Dec 2020	Jun 2020
Cost of sales, before amortisation and depreciation as reported per table above		18,955	16,520	15,788	15,604	12,648	12,075	8,233	6,415	6,818
Inventory change as reported per table above		1,229	3,291	(101)	750	3,262	(223)	507	1,852	(670)
Less: Chrome cost of sales		(565)	(432)	(372)	(565)	(432)	(372)	(124)	(115)	(95)
Total operating cost including third party PoC		19,619	19,379	15,315	15,789	15,478	11,480	8,616	8,152	6,053
Less: Purchase cost of PoC		(2,047)	(821)	(846)	(2,047)	(821)	(846)	(2,047)	(821)	(846)
Total operating cost excluding third party PoC		17,572	18,558	14,469	13,742	14,657	10,634	6,569	7,331	5,207

PGM production as reported per table above	4Eoz	1,227,293	1,224,006	955,568	928,992	918,679	657,828	404,386	381,838	274,637
Less: Mimosa production		(60,714)	(62,417)	(60,353)	(60,714)	(62,417)	(60,353)	-	-	-
Total PGM production excluding Mimosa		1,166,579	1,161,589	895,215	868,278	856,262	597,475	404,386	381,838	274,637
Less: PoC production		(34,827)	(23,220)	(26,916)	(34,827)	(23,220)	(26,916)	(34,827)	(23,220)	(26,916)
PGM production excluding Mimosa and third party PoC		1,131,752	1,138,369	868,299	833,451	833,042	570,559	369,559	358,618	247,721

PGM production including Mimosa and excluding third party PoC		1,192,466	1,200,786	928,652	894,165	895,459	630,912	369,559	358,618	247,721

Tonnes milled/treated	000't	19,415	19,631	14,272	18,656	18,871	13,545	5,129	5,225	3,831
Less: Mimosa tonnes		(714)	(716)	(698)	(714)	(716)	(698)	-	-	-
PGM tonnes excluding Mimosa and third party PoC		18,701	18,915	13,574	17,942	18,155	12,847	5,129	5,225	3,831
Operating cost including third party PoC	R/4Eoz	16,818	16,683	17,108	18,184	18,076	19,214	21,306	21,350	22,039
	US$/4Eoz	1,156	1,026	1,026	1,250	1,112	1,153	1,464	1,313	1,322
	R/t	1,049	1,025	1,128	880	853	894	1,680	1,560	1,580
	US$/t	72	63	68	60	52	54	115	96	95
Operating cost excluding third party PoC	R/4Eoz	15,526	16,302	16,664	16,488	17,595	18,638	17,775	20,442	21,020
	US$/4Eoz	1,067	1,003	1,000	1,133	1,082	1,118	1,222	1,257	1,261
	R/t	940	981	1,066	766	807	828	1,281	1,403	1,359
	US$/t	65	60	64	53	50	50	88	86	82

Reconciliation of AISC and AIC excluding third party PoC for Total US and SA PGM , SA PGM and Marikana - Six Months
		Total US and SA PGM			SA PGM			Marikana
	R' million	Jun 2021	Dec 2020	Jun 2020	Jun 2021	Dec 2020	Jun 2020	Jun 2021	Dec 2020	Jun 2020
Total All-in-sustaining cost as reported per table above		20,239	19,437	15,814	16,017	15,058	11,518	8,472	7,243	5,779
Less: Purchase cost of PoC		(2,047)	(821)	(846)	(2,047)	(821)	(846)	(2,047)	(821)	(846)
Add: By-product credit of PoC		133	27	38	133	27	38	133	27	38
Total All-in-sustaining cost excluding third party PoC		18,325	18,643	15,006	14,103	14,264	10,710	6,558	6,449	4,971
Plus: Corporate cost, growth and capital expenditure		1,226	1,110	1,328	9	19	34	9	19	14
Total All-in-cost excluding third party PoC		19,551	19,753	16,334	14,112	14,283	10,744	6,567	6,468	4,985

PGM production as reported per table above	4Eoz	1,227,293	1,224,006	955,568	928,992	918,679	657,828	404,386	381,838	274,637
Less: Mimosa production		(60,714)	(62,417)	(60,353)	(60,714)	(62,417)	(60,353)	-	-	-
Less: PoC production		(34,827)	(23,220)	(26,916)	(34,827)	(23,220)	(26,916)	(34,827)	(23,220)	(26,916)
PGM production excluding Mimosa and third party PoC		1,131,752	1,138,369	868,299	833,451	833,042	570,559	369,559	358,618	247,721

All-in-sustaining cost excluding third party PoC	R/4Eoz	16,192	16,377	17,282	16,921	17,123	18,771	17,745	17,983	20,067
	US$/4Eoz	1,113	1,007	1,037	1,163	1,053	1,126	1,220	1,106	1,204

All-in-cost excluding third party PoC	R/4Eoz	17,275	17,352	18,811	16,932	17,146	18,831	17,770	18,036	20,123
	US$/4Eoz	1,187	1,067	1,128	1,164	1,054	1,130	1,221	1,109	1,207

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 45

SA gold operations

Figures are in millions unless otherwise stated

			SA OPERATIONS
	R' million		Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Jun 2021	10,518	2,635	3,883	2,005	400	1,595	-
		Dec 2020	10,366	2,658	3,722	1,996	363	1,627	-
		Jun 2020	8,685	2,205	3,157	1,718	308	1,296	-
Royalties		Jun 2021	71	45	23	11	3	-	(11)
		Dec 2020	101	62	96	35	3	-	(95)
		Jun 2020	41	11	18	10	2	-	-
Carbon tax		Jun 2021	1	-	-	1	-	-	-
		Dec 2020	1	-	-	1	-	0	-
		Jun 2020	1	-	-	1	-	0	-
Community costs		Jun 2021	63	23	19	17	1	3	-
		Dec 2020	91	23	30	35	-	4	-
		Jun 2020	59	7	16	24	-	12	-
Share-based payments[2]		Jun 2021	49	11	18	11	-	9	-
		Dec 2020	34	9	10	7	-	8	-
		Jun 2020	16	3	3	2	-	8	-
Rehabilitation interest and amortisation[3]		Jun 2021	95	22	10	36	16	8	3
		Dec 2020	111	27	13	29	28	11	2
		Jun 2020	107	24	21	27	25	7	3
Leases		Jun 2021	42	4	9	14	6	9	-
		Dec 2020	41	4	9	14	7	8	-
		Jun 2020	37	4	9	7	9	8	-
Ore reserve development		Jun 2021	1,254	563	441	250	-	-	-
		Dec 2020	1,101	467	448	186	-	-	-
		Jun 2020	685	276	274	135	-	-	-
Sustaining capital expenditure		Jun 2021	481	109	136	51	-	185	-
		Dec 2020	607	108	278	58	-	164	-
		Jun 2020	360	79	114	35	-	131	-
Less: By-product credit		Jun 2021	(11)	(4)	(3)	(2)	(1)	(1)	-
		Dec 2020	(16)	(5)	(3)	(3)	(1)	(5)	-
		Jun 2020	(9)	(3)	(2)	(2)	(1)	(2)	-
Total All-in-sustaining costs[4]		Jun 2021	12,563	3,408	4,536	2,394	425	1,808	(8)
		Dec 2020	12,438	3,352	4,604	2,358	400	1,816	(92)
		Jun 2020	9,982	2,606	3,611	1,959	344	1,461	3
Plus: Corporate cost, growth and capital expenditure		Jun 2021	214	-	91	-	-	9	114
		Dec 2020	249	-	107	-	-	39	104
		Jun 2020	124	-	48	-	-	8	68
Total All-in-costs[4]		Jun 2021	12,777	3,408	4,627	2,394	425	1,817	106
		Dec 2020	12,688	3,352	4,711	2,358	400	1,855	11
		Jun 2020	10,106	2,606	3,659	1,959	344	1,468	70
Gold sold	kg	Jun 2021	15,879	4,386	5,401	2,747	617	2,728	-
		Dec 2020	17,659	4,781	6,369	2,904	599	3,006	-
		Jun 2020	12,477	2,773	4,383	2,382	526	2,413	-
	oz	Jun 2021	510,521	141,013	173,646	88,318	19,837	87,707	-
		Dec 2020	567,750	153,713	204,768	93,366	19,258	96,645	-
		Jun 2020	401,144	89,154	140,917	76,583	16,911	77,580	-
All-in-sustaining cost	R/kg	Jun 2021	791,171	777,018	839,844	871,496	688,817	662,757	-
		Dec 2020	704,355	701,129	722,845	812,018	668,447	604,125	-
		Jun 2020	800,048	939,668	823,819	822,292	653,612	605,305	-
	US$/oz	Jun 2021	1,691	1,661	1,795	1,863	1,472	1,417	-
		Dec 2020	1,347	1,341	1,383	1,553	1,279	1,156	-
		Jun 2020	1,493	1,753	1,537	1,534	1,220	1,129	-
All-in-cost	R/kg	Jun 2021	804,648	777,018	856,693	871,496	688,817	666,056	-
		Dec 2020	718,478	701,129	739,692	812,018	668,447	616,966	-
		Jun 2020	809,970	939,668	834,816	822,376	653,612	608,454	-
	US$/oz	Jun 2021	1,720	1,661	1,831	1,863	1,472	1,424	-
		Dec 2020	1,374	1,341	1,415	1,553	1,279	1,180	-
		Jun 2020	1,511	1,753	1,558	1,534	1,220	1,135	-

Average exchange rate for the six months ended 30 June 2021,31 December 2020 and 30 June 2020 was R14.55/US$, R16.26/US$ and R16.67/US$, respectively

Figures may not add as they are rounded independently

1	Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 46

SALIENT FEATURES AND COST BENCHMARKS - QUARTERS

US and SA PGM operations

				US OPERATIONS	SA OPERATIONS
			Total US and SA PGM[1]	Total US PGM	Total SA PGM[1]			Rustenburg		Marikana[1]		Kroondal	Plat Mile	Mimosa
Attributable				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attributable	Surface	Attributable
Production
Tonnes milled/treated	000't	Jun 2021	10,096	370	9,726	4,688	5,038	1,616	1,462	1,767	934	939	2,642	366
		Mar 2021	9,319	389	8,930	4,219	4,711	1,505	1,330	1,536	892	830	2,489	348
Plant head grade	g/t	Jun 2021	2.44	13.44	2.02	3.37	0.77	3.41	1.03	3.80	0.85	2.41	0.60	3.58
		Mar 2021	2.49	13.54	2.01	3.34	0.81	3.24	1.11	3.89	0.88	2.38	0.63	3.60
Plant recoveries	%	Jun 2021	77.35	88.86	74.20	84.94	29.86	88.16	31.80	85.21	42.08	83.09	21.80	73.20
		Mar 2021	77.72	90.07	73.73	85.26	32.24	88.79	37.42	85.34	43.80	83.52	21.29	74.18
Yield	g/t	Jun 2021	1.89	11.94	1.50	2.86	0.23	3.01	0.33	3.24	0.36	2.00	0.13	2.62
		Mar 2021	1.94	12.20	1.48	2.85	0.26	2.88	0.42	3.32	0.39	1.99	0.13	2.67
PGM production[3]	4Eoz - 2Eoz	Jun 2021	612,632	143,951	468,681	431,434	37,247	156,200	15,398	183,948	10,741	60,450	11,108	30,836
		Mar 2021	579,834	154,350	425,484	385,935	39,549	139,194	17,762	163,817	11,053	53,046	10,734	29,878
PGM sold[4]	4Eoz - 2Eoz	Jun 2021	600,350	140,814	459,536	431,184	28,352	132,161	17,244	210,060		60,450	11,108	28,513
		Mar 2021	596,486	129,900	466,586	438,882	27,704	164,689	16,970	193,783		53,046	10,734	27,364
Price and costs[5]
Average PGM basket price[6]	R/4Eoz - R/2Eoz	Jun 2021	49,284	34,366	54,158			55,441	33,062	54,043		60,058	41,697	39,857
		Mar 2021	47,954	31,835	52,722			52,982	31,114	53,663		58,377	37,944	38,383
	US$/4Eoz - US$/2Eoz	Jun 2021	3,488	2,432	3,833			3,924	2,340	3,825		4,250	2,951	2,821
		Mar 2021	3,205	2,128	3,524			3,542	2,080	3,587		3,902	2,536	2,566
Operating cost[7]	R/t	Jun 2021	932	5,030	770			1,566	205	1,275		862	46	1,085
		Mar 2021	948	5,061	762			1,581	163	1,287		853	43	1,050
	US$/t	Jun 2021	66	356	54			111	15	90		61	3	77
		Mar 2021	63	338	51			106	11	86		57	3	70
	R/4Eoz - R/2Eoz	Jun 2021	15,585	12,928	16,458			16,204	19,483	17,695		13,383	10,893	12,875
		Mar 2021	15,465	12,755	16,521			17,093	12,211	17,865		13,351	10,043	12,233
	US$/4Eoz - US$/2Eoz	Jun 2021	1,103	915	1,165			1,147	1,379	1,252		947	771	911
		Mar 2021	1,034	853	1,104			1,143	816	1,194		892	671	818
All-in sustaining cost[8]	R/4Eoz - R/2Eoz	Jun 2021	15,789	14,561	16,193			17,209		16,853		12,093	11,343	13,134
		Mar 2021	16,621	13,763	17,738			19,002		18,755		12,137	10,369	13,401
	US$/4Eoz - US$/2Eoz	Jun 2021	1,117	1,031	1,146			1,218		1,193		856	803	930
		Mar 2021	1,111	920	1,186			1,270		1,254		811	693	896
All-in cost[8]	R/4Eoz - R/2Eoz	Jun 2021	16,898	18,986	16,211			17,209		16,894		12,093	11,343	13,134
		Mar 2021	17,678	17,523	17,739			19,002		18,757		12,137	10,369	13,401
	US$/4Eoz - US$/2Eoz	Jun 2021	1,196	1,344	1,147			1,218		1,196		856	803	930
		Mar 2021	1,182	1,171	1,186			1,270		1,254		811	693	896
Capital expenditure[5]
Ore reserve development	Rm	Jun 2021	672	277	395			168		227		-	-	-
		Mar 2021	657	306	351			146		205		-	-	-
Sustaining capital		Jun 2021	669	250	419			121		222		68	8	86
		Mar 2021	499	250	249			112		96		35	6	114
Corporate and projects		Jun 2021	643	637	6			-		6		-	-	-
		Mar 2021	580	580	-			-		-		-	-	-
Total capital expenditure	Rm	Jun 2021	1,984	1,164	820			289		455		68	8	86
		Mar 2021	1,736	1,136	600			258		301		35	6	114
	US$m	Jun 2021	140	82	58			20		32		5	1	6
		Mar 2021	116	76	40			17		20		2	0	8

Average exchange rate for the quarters ended 30 June 2021 and 31 March 2021 was R14.13/US$ and R14.96/US$, respectively

Figures may not add as they are rounded independently

1	The Total US and SA PGM, Total SA PGM and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana – Quarters”
2	The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the statistics shown above
3Production per product – see prill split in the table below
4PGM sold includes the third party PoC ounces sold
5The Total US and SA PGM and Total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
6The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
7Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the PGM produced in the same period.
8All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Quarters”

Mining - PGM Prill split including third party PoC, excluding recycling operations

	GROUP PGM				SA OPERATIONS				US OPERATIONS
	Jun 2021		Mar 2021		Jun 2021		Mar 2021		Jun 2021		Mar 2021
		%		%		%		%		%		%
Platinum	317,895	51%	299,695	50%	285,221	59%	264,712	60%	32,674	23%	34,983	23%
Palladium	255,784	41%	251,570	42%	144,507	30%	132,203	30%	111,277	77%	119,367	77%
Rhodium	42,721	7%	38,485	6%	42,721	9%	38,485	8%
Gold	11,934	1%	9,209	2%	11,934	2%	9,209	2%
PGM production 4E/2E	628,334	100%	598,959	100%	484,383	100%	444,609	100%	143,951	100%	154,350	100%
Ruthenium	80,431		60,996		80,431		60,996
Iridium	17,786		15,436		17,786		15,436
Total 6E/2E	726,551		675,391		582,600		521,041		143,951		154,350

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 47

Recycling at US operations

	Unit	Jun 2021	Mar 2021
Average catalyst fed/day	Tonne	25.6	23.8
Total processed	Tonne	2,334	2,139
Tolled	Tonne	-	14
Purchased	Tonne	2,334	2,125
PGM fed	3Eoz	207,398	195,474
PGM sold	3Eoz	203,935	218,450
PGM tolled returned	3Eoz	1,377	9,203

SA gold operations

			SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface
Production
Tonnes milled/treated	000't	Jun 2021	11,412	1,357	10,055	376	41	489	1,124	492	145	1,239	7,506
		Mar 2021	11,150	1,206	9,944	338	-	429	1,331	439	198	1,143	7,272
Yield	g/t	Jun 2021	0.73	4.65	0.21	5.82	0.37	5.14	0.30	3.26	0.34	0.25	0.18
		Mar 2021	0.70	4.60	0.22	6.57	-	4.69	0.37	3.00	0.31	0.24	0.19
Gold produced	kg	Jun 2021	8,381	6,306	2,075	2,189	15	2,515	341	1,602	50	312	1,357
		Mar 2021	7,757	5,547	2,210	2,220	-	2,010	487	1,317	61	280	1,382
	oz	Jun 2021	269,455	202,742	66,713	70,378	482	80,859	10,963	51,505	1,608	10,031	43,629
		Mar 2021	249,392	178,340	71,052	71,375	-	64,623	15,657	42,342	1,961	9,002	44,432
Gold sold	kg	Jun 2021	8,343	6,189	2,154	2,167	15	2,564	392	1,458	50	332	1,365
		Mar 2021	7,536	5,348	2,188	2,204	-	1,966	479	1,178	61	285	1,363
	oz	Jun 2021	268,234	198,981	69,253	69,671	482	82,434	12,603	46,876	1,608	10,674	43,886
		Mar 2021	242,287	171,942	70,345	70,860	-	63,208	15,400	37,874	1,961	9,163	43,821
Price and costs
Gold price received	R/kg	Jun 2021	820,688			822 181		819 689		820 292		816,265	821,978
		Mar 2021	857,126			855 399		858 364		853 592		870,526	858,107
	US$/oz	Jun 2021	1,807			1 810		1 804		1 806		1,797	1,809
		Mar 2021	1,782			1 778		1 785		1 775		1,810	1,784
Operating cost[1]	R/t	Jun 2021	500	3,236	130	3,790	195	3,656	227	2,394	186	177	107
		Mar 2021	459	3,220	124	3,765	-	3,716	196	2,315	116	145	108
	US$/t	Jun 2021	35	229	9	268	14	259	16	169	13	13	8
		Mar 2021	31	215	8	252	-	248	13	155	8	10	7
	R/kg	Jun 2021	680,348	696,321	631,807	650,982	533,333	710,934	747,801	735,331	540,000	701,923	591,010
		Mar 2021	659,688	700,090	558,281	573,288	-	793,134	535,524	771,830	375,410	593,929	567,149
	US$/oz	Jun 2021	1,498	1,533	1,391	1,433	1,174	1,565	1,646	1,619	1,189	1,545	1,301
		Mar 2021	1,372	1,456	1,161	1,192	-	1,649	1,113	1,605	781	1,235	1,179
All-in sustaining cost[2]	R/kg	Jun 2021	807,623			822 181		835 250		863 395		713,855	676,923
		Mar 2021	772,572			731 851		844 744		882 082		658,596	648,129
	US$/oz	Jun 2021	1,778			1 810		1 839		1 901		1,571	1,490
		Mar 2021	1,606			1 522		1 756		1 834		1,369	1,348
All-in cost[2]	R/kg	Jun 2021	822,366			822 181		848 782		863 395		713,855	683,516
		Mar 2021	784,554			731 851		865 440		882 082		658,596	648,129
	US$/oz	Jun 2021	1,810			1 810		1 868		1 901		1,571	1,505
		Mar 2021	1,631			1 522		1 799		1 834		1,369	1,348
Capital expenditure
Ore reserve development	Rm	Jun 2021	650			291		232		127		-	-
		Mar 2021	603			272		209		123		-	-
Sustaining capital		Jun 2021	295			68		79		41		-	107
		Mar 2021	186			41		58		10		-	78
Corporate and projects[3]		Jun 2021	70			-		40		-		-	9
		Mar 2021	61			-		51		-		-	-
Total capital expenditure	Rm	Jun 2021	1,015			359		351		168		-	116
		Mar 2021	850			312		317		133		-	78
	US$m	Jun 2021	72			25		25		12		-	8
		Mar 2021	57			21		21		9		-	5

Average exchange rate for the quarters ended 30 June 2021 and 31 March 2021 was R14.13/US$ and R14.96/US$, respectively

Figures may not add as they are rounded independently

1	Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period
2	All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Quarters”
3	Corporate project expenditure for the quarters ended 30 June 2021 and 31 March 2021 was R21 million (US$2 million) and R10 million (US$1 million), respectively, the majority of this expenditure was on Burnstone project and various IT projects

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 48

ALL-IN COSTS - QUARTERS

SA and US PGM operations

Figures are in millions unless otherwise stated

				US OPERATIONS	SA OPERATIONS
	R' million		Total US and SA PGM	Total US PGM[1]	Total SA PGM[2]	Rustenburg	Marikana[2]	Kroondal	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[3]		Jun 2021	9,822	1,733	8,089	2,714	4,388	866	121	402	(402)
		Mar 2021	9,133	1,618	7,515	2,797	3,845	765	108	372	(372)
Royalties		Jun 2021	742	-	742	453	285	5	-	50	(51)
		Mar 2021	829	-	829	440	385	4	-	44	(44)
Carbon tax		Jun 2021	1	-	1	-	1	-	-	-	-
		Mar 2021	1	-	1	-	1	-	-	-	-
Community costs		Jun 2021	40	-	40	3	37	-	-	-	-
		Mar 2021	34	-	34	3	31	-	-	-	-
Inventory change		Jun 2021	387	128	259	335	(76)	-	-	(5)	5
		Mar 2021	843	351	492	(92)	584	-	-	(6)	6
Share-based payments[4]		Jun 2021	74	30	44	17	21	6	-	-	-
		Mar 2021	28	16	12	5	6	2	-	-	-
Rehabilitation interest and amortisation[5]		Jun 2021	62	8	54	(1)	38	17	-	1	(1)
		Mar 2021	70	8	62	1	43	18	-	1	(1)
Leases		Jun 2021	13	-	13	3	8	2	-	-	-
		Mar 2021	14	-	14	4	8	2	-	-	-
Ore reserve development		Jun 2021	672	277	395	168	227	-	-	-	-
		Mar 2021	657	306	351	146	205	-	-	-	-
Sustaining capital expenditure		Jun 2021	669	250	419	121	222	68	8	86	(86)
		Mar 2021	499	250	249	112	96	35	6	114	(114)
Less: By-product credit		Jun 2021	(2,565)	(330)	(2,235)	(860)	(1,139)	(233)	(3)	(129)	129
		Mar 2021	(1,783)	(424)	(1,359)	(433)	(741)	(182)	(3)	(124)	124
Total All-in-sustaining costs[6]		Jun 2021	9,917	2,096	7,821	2,953	4,012	731	126	405	(406)
		Mar 2021	10,324	2,124	8,200	2,982	4,462	644	111	400	(400)
Plus: Corporate cost, growth and capital expenditure		Jun 2021	645	637	8	-	8	-	-	-	-
		Mar 2021	581	580	-	-	-	-	-	-	-
Total All-in-costs[6]		Jun 2021	10,562	2,733	7,829	2,953	4,020	731	126	405	(406)
		Mar 2021	10,905	2,705	8,200	2,982	4,462	644	111	400	(400)
PGM production	4Eoz - 2Eoz	Jun 2021	628,334	143,951	484,383	171,598	210,391	60,450	11,108	30,836	-
		Mar 2021	598,959	154,350	444,609	156,956	193,995	53,046	10,734	29,878	-
	kg	Jun 2021	19,543	4,477	15,066	5,337	6,544	1,880	345	959	-
		Mar 2021	18,630	4,801	13,829	4,882	6,034	1,650	334	929	-
All-in-sustaining cost	R/4Eoz - R/2Eoz	Jun 2021	16,598	14,561	17,244	17,209	19,069	12,093	11,343	13,134	-
		Mar 2021	18,142	13,763	19,771	19,002	23,000	12,137	10,369	13,401	-
	US$/4Eoz - US$/2Eoz	Jun 2021	1,175	1,031	1,220	1,218	1,350	856	803	930	-
		Mar 2021	1,213	920	1,322	1,270	1,537	811	693	896	-
All-in-cost	R/4Eoz - R/2Eoz	Jun 2021	17,677	18,986	17,262	17,209	19,107	12,093	11,343	13,134	-
		Mar 2021	19,162	17,523	19,772	19,002	23,002	12,137	10,369	13,401	-
	US$/4Eoz - US$/2Eoz	Jun 2021	1,251	1,344	1,222	1,218	1,352	856	803	930	-
		Mar 2021	1,281	1,171	1,322	1,270	1,538	811	693	896	-

Average exchange rate for the quarters ended 30 June 2021 and 31 March 2021 was R14.13/US$ and R14.96/US$, respectively

Figures may not add as they are rounded independently

1 The Total US and SA PGM, Total SA PGM and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total Us and SA PGM, Total SA PGM and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana – Quarters”

2 US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown

3 Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs

4 Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value

5 Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production

6 All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 49

Reconciliation of operating cost excluding third party PoC for Total US and SA PGM, SA PGM and Marikana - Quarters
		Total US and SA PGM		SA PGM		Marikana
	R' million	Jun 2021	Mar 2021	Jun 2021	Mar 2021	Jun 2021	Mar 2021
Cost of sales, before amortisation and depreciation as reported per table above		9,822	9,133	8,089	7,515	4,388	3,845
Inventory change as reported per table above		387	843	259	492	(76)	584
Less: Chrome cost of sales		(342)	(224)	(342)	(224)	(67)	(58)
Total operating cost including third party PoC		9,867	9,752	8,006	7,783	4,245	4,371
Less: Purchase cost of PoC		(800)	(1,247)	(800)	(1,247)	(800)	(1,247)
Total operating cost excluding third party PoC		9,067	8,505	7,206	6,536	3,445	3,124

PGM production as reported per table above	4Eoz	628,334	598,959	484,383	444,609	210,391	193,995
Less: Mimosa production		(30,836)	(29,878)	(30,836)	(29,878)	-	-
PGM production excluding Mimosa		597,498	569,081	453,547	414,731	210,391	193,995
Less: PoC production		(15,702)	(19,125)	(15,702)	(19,125)	(15,702)	(19,125)
PGM production excluding Mimosa and third party PoC		581,796	549,956	437,845	395,606	194,689	174,870

PGM production including Mimosa and excluding third party PoC		612,632	579,834	468,681	425,484	194,689	174,870

Tonnes milled/treated	000't	10,096	9,319	9,726	8,930	2,701	2,428
Less: Mimosa tonnes		(366)	(348)	(366)	(348)	-	-
PGM tonnes excluding Mimosa and third party PoC		9,730	8,971	9,360	8,582	2,701	2,428
Operating cost including third party PoC	R/4Eoz	16,514	17,137	17,652	18,768	20,177	22,532
	US$/4Eoz	1,169	1,146	1,249	1,255	1,428	1,506
	R/t	1,014	1,087	855	907	1,572	1,800
	US$/t	72	73	61	61	111	120
Operating cost excluding third party PoC	R/4Eoz	15,585	15,465	16,458	16,521	17,695	17,865
	US$/4Eoz	1,103	1,034	1,165	1,104	1,252	1,194
	R/t	932	948	770	762	1,275	1,287
	US$/t	66	63	54	51	90	86

Reconciliation of AISC and AIC excluding third party PoC for Total US and SA PGM, SA PGM and Marikana - Quarters
		Total US and SA PGM		SA PGM		Marikana
	R' million	Jun 2021	Mar 2021	Jun 2021	Mar 2021	Jun 2021	Mar 2021
Total All-in-sustaining cost as reported per table above		9,917	10,324	7,821	8,200	4,012	4,462
Less: Purchase cost of PoC		(800)	(1,247)	(800)	(1,247)	(800)	(1,247)
Add: By-product credit of PoC		69	64	69	64	69	64
Total All-in-sustaining cost excluding third party PoC		9,186	9,141	7,090	7,017	3,281	3,280
Plus: Corporate cost, growth and capital expenditure		645	581	8	-	8	-
Total All-in-cost excluding third party PoC		9,831	9,722	7,098	7,018	3,289	3,280

PGM production as reported per table above	4Eoz	628,334	598,959	484,383	444,609	210,391	193,995
Less: Mimosa production		(30,836)	(29,878)	(30,836)	(29,878)	-	-
Less: PoC production		(15,702)	(19,125)	(15,702)	(19,125)	(15,702)	(19,125)
PGM production excluding Mimosa and third party PoC		581,796	549,956	437,845	395,606	194,689	174,870

All-in-sustaining cost excluding third party PoC	R/4Eoz	15,789	16,621	16,193	17,738	16,853	18,755
	US$/4Eoz	1,117	1,111	1,146	1,186	1,193	1,254

All-in-cost excluding third party PoC	R/4Eoz	16,898	17,678	16,211	17,739	16,894	18,757
	US$/4Eoz	1,196	1,182	1,147	1,186	1,196	1,254

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 50

SA gold operations

Figures are in millions unless otherwise stated

			SA OPERATIONS
	R' million		Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Jun 2021	5,626	1,390	2,115	1,088	230	803	-
		Mar 2021	4,892	1,245	1,768	917	170	792	-
Royalties		Jun 2021	44	14	12	6	1	-	11
		Mar 2021	27	31	11	5	1	-	(21)
Carbon tax		Jun 2021	-	-	-	-	-	-	-
		Mar 2021	1	-	-	1	-	-	-
Community costs		Jun 2021	31	12	9	6	1	3	-
		Mar 2021	33	12	10	11	-	-	-
Share-based payments[2]		Jun 2021	37	9	14	9	-	5	-
		Mar 2021	13	2	4	2	-	5	-
Rehabilitation interest and amortisation[3]		Jun 2021	39	10	5	19	2	2	1
		Mar 2021	53	11	4	17	14	5	1
Leases		Jun 2021	22	2	5	7	3	5	-
		Mar 2021	20	2	4	7	3	4	-
Ore reserve development		Jun 2021	650	291	232	127	-	-	-
		Mar 2021	603	272	209	123	-	-	-
Sustaining capital expenditure		Jun 2021	295	68	79	41	-	107	-
		Mar 2021	186	41	58	10	-	78	-
Less: By-product credit		Jun 2021	(6)	(2)	(2)	(1)	-	(1)	-
		Mar 2021	(5)	(2)	(1)	(1)	-	-	-
Total All-in-sustaining costs[4]		Jun 2021	6,738	1,794	2,469	1,302	237	924	12
		Mar 2021	5,822	1,613	2,065	1,093	188	883	(20)
Plus: Corporate cost, growth and capital expenditure		Jun 2021	123	-	40	-	-	9	74
		Mar 2021	90	-	51	-	-	-	40
Total All-in-costs[4]		Jun 2021	6,861	1,794	2,509	1,302	237	933	86
		Mar 2021	5,912	1,613	2,116	1,093	188	883	19
Gold sold	kg	Jun 2021	8,343	2,182	2,956	1,508	332	1,365	-
		Mar 2021	7,536	2,204	2,445	1,239	285	1,363	-
	oz	Jun 2021	268,234	70,153	95,038	48,483	10,674	43,886	-
		Mar 2021	242,287	70,860	78,608	39,835	9,163	43,821	-
All-in-sustaining cost	R/kg	Jun 2021	807,623	822,181	835,250	863,395	713,855	676,923	-
		Mar 2021	772,572	731,851	844,744	882,082	658,596	648,129	-
	US$/oz	Jun 2021	1,778	1,810	1,839	1,901	1,571	1,490	-
		Mar 2021	1,606	1,522	1,756	1,834	1,369	1,348	-
All-in-cost	R/kg	Jun 2021	822,366	822,181	848,782	863,395	713,855	683,516	-
		Mar 2021	784,554	731,851	865,440	882,082	658,596	648,129	-
	US$/oz	Jun 2021	1,810	1,810	1,868	1,901	1,571	1,505	-
		Mar 2021	1,631	1,522	1,799	1,834	1,369	1,348	-

Average exchange rate for the quarters ended 30 June 2021 and 31 March 2021 was R14.13/US$ and R14.96/US$, respectively

Figures may not add as they are rounded independently

1 Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs

[2]	Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
[3]

Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production

4   All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 51

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

US PGM operations

Quarter ended		Jun 2021		Mar 2021		Six months ended 30 Jun 2021
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Total US PGM	Unit
Primary development (off reef)	(m)	1,213	460	1,784	476	2,997	936
Secondary development	(m)	3,720	1,266	4,375	1,402	8,095	2,669

SA PGM operations
Quarter ended		Jun 2021					Mar 2021					Six months ended 30 Jun 2021
	Reef		Batho- pele	Thembe- lani	Khuse- leka	Siphume-lele		Batho- pele	Thembe- lani	Khuse- leka	Siphume-lele		Batho- pele	Thembe- lani	Khuse- leka	Siphume-lele
Rustenburg	Unit
Advanced	(m)		331	1,605	3,056	828		306	1,500	2,465	698		637	3,106	5,520	1,526
Advanced on reef	(m)		331	670	1,017	439		306	667	878	385		637	1,337	1,895	824
Height	(cm)		218	292	289	281		219	287	286	269		218	290	288	276
Average value	(g/t)		2.4	2.5	2.1	3.1		2.1	2.3	2.2	3.1		2.3	2.4	2.1	3.1
	(cm.g/t)		523	714	597	866		466	665	644	831		493	692	617	850

Quarter ended		Jun 2021					Mar 2021					Six months ended 30 Jun 2021
	Reef	K3	Rowland	Saffy	E3	4B	K3	Rowland	Saffy	E3	4B	K3	Rowland	Saffy	E3	4B
Marikana	Unit
Primary development	(m)	8,301	6,897	4,185	1,051	1,336	6,459	5,332	3,982	896	1,147	14,760	12,229	8,167	1,946	2,484
Primary development - on reef	(m)	6,383	5,314	2,773	708	841	4,929	4,213	2,835	552	776	11,312	9,526	5,608	1,259	1,618
Height	(cm)	217	219	216	216	219	215	221	218	216	221	216	220	217	216	220
Average value	(g/t)	3.3	2.6	2.7	2.7	2.7	3.2	2.5	2.7	3.0	2.7	3.3	2.5	2.7	2.8	2.7
	(cm.g/t)	711	560	590	573	589	692	548	586	641	597	703	555	588	605	593

Quarter ended		Jun 2021				Mar 2021	Six months ended 30 Jun 2021					Six months ended Jun 2020
	Reef	Kopa- neng	Simun- ye	Bamba- nani	Kwezi	K6	Kopa- neng	Simun- ye	Bamba- nani	Kwezi	K6	Kopa- neng	Simun- ye	Bamba- nani	Kwezi	K6
Kroondal	Unit
Advanced	(m)	745		525	491	423	504	110	460	437	455	1,249	110	985	929	878
Advanced on reef	(m)	475		205	255	421	450	-	260	332	455	925	-	465	587	877
Height	(cm)	241		216	222	228	241	291	218	223	238	241	291	216	222	233
Average value	(g/t)	1.8		1.0	1.5	2.3	2.2	-	1.4	2.4	2.3	2.0	-	1.2	1.9	2.3
	(cm.g/t)	439		221	342	531	538	-	309	525	540	481	-	259	428	535

SA gold operations
Quarter ended		Jun 2021			Mar 2021			Six months ended 30 Jun 2021
	Reef	Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)	799	331	1,193	759	136	1,136	1,558	467	2,329
Advanced on reef	(m)	89	91	456	80	43	366	169	134	822
Channel width	(cm)	16	57	78	18	72	97	17	62	87
Average value	(g/t)	89.3	10.6	50.9	18.4	9.9	43.2	53.9	10.3	47.0
	(cm.g/t)	1,426	607	3,962	324	709	4,202	904	640	4,069

Quarter ended		Jun 2021			Mar 2021			Six months ended 30 Jun 2021
	Reef	Kloof	Main	VCR	Kloof	Main	VCR	Kloof	Main	VCR
Kloof	Unit
Advanced	(m)	1,434	530	1,444	1,197	430	1,241	2,630	960	2,685
Advanced on reef	(m)	363	184	218	245	142	165	608	326	382
Channel width	(cm)	185	72	121	167	61	106	178	67	114
Average value	(g/t)	4.3	12.4	15.2	8.3	15.7	16.6	5.8	13.7	15.8
	(cm.g/t)	791	900	1,832	1,393	959	1,761	1,034	926	1,801

Quarter ended		Jun 2021		Mar 2021		Six months ended 30 Jun 2021
	Reef	Beatrix	Kalkoen-krans	Beatrix	Kalkoen-krans	Beatrix	Kalkoen-krans
Beatrix	Unit
Advanced	(m)	3,072	112	2,799	105	5,871	217
Advanced on reef	(m)	796	37	597	35	1,394	72
Channel width	(cm)	162	98	134	160	150	128
Average value	(g/t)	7.1	17.8	7.4	5.9	7.2	10.6
	(cm.g/t)	1,145	1,741	993	947	1,080	1,358

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 52

ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE STILLWATER LIMITED

(SIBANYE-STILLWATER)

Incorporated in the Republic of

South Africa

Registration number 2014/243852/06

Share code: SSW and SBSW

Issuer code: SSW

ISIN: ZAE000259701

LISTINGS

JSE: SSW

NYSE: SBSW

WEBSITE

www.sibanyestillwater.com

REGISTERED AND

CORPORATE OFFICE

Constantia Office Park

Bridgeview House, Building 11,Ground floor

Cnr 14th Avenue & Hendrik Potgieter Road

Weltevreden Park 1709

South Africa

Private Bag X5

Westonaria 1780

South Africa

Tel: +27 11 278 9600

Fax: +27 11 278 9863

COMPANY SECRETARY

Lerato Matlosa

Tel: +27 10 493 6921

Email: lerato.matlosa@sibanyestillwater.com

DIRECTORS

Dr Vincent Maphai* (Chairman)

Neal Froneman (CEO)

Charl Keyter (CFO)

Timothy Cumming*

Savannah Danson*

Dr Elaine Dorward-King*

Harry Kenyon-Slaney*

Richard Menell*^

Nkosemntu Nika*

Keith Rayner*

Susan van der Merwe*

Jeremiah Vilakazi*

Sindiswa Zilwa*#

* Independent non-executive

^ Lead independent director

# Appointed 1 January 2021

INVESTOR ENQUIRIES

James Wellsted

Senior Vice President: Investor Relations

Cell: +27 83 453 4014

Tel: +27 10 493 6923

Email: james.wellsted@sibanyestillwater.com or

ir@sibanyestillwater.com

JSE SPONSOR

JP Morgan Equities South Africa

Proprietary Limited

Registration number 1995/011815/07

1 Fricker Road

Illovo

Johannesburg 2196

South Africa

Private Bag X9936

Sandton 2146

South Africa

AUDITORS

Ernst & Young Inc. (EY)

102 Rivonia Road

Sandton 2196

South Africa

Private Bag X14

Sandton 2146

South Africa

Tel: +27 11 772 3000

AMERICAN DEPOSITARY RECEIPTS

TRANSFER AGENT

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh

PA 15252-8516

US toll free: +1 888 269 2377

Tel: +1 201 680 6825

Email: shrrelations@bnymellon.com

Tatyana Vesselovskaya

Relationship Manager

BNY Mellon

Depositary Receipts

Direct line: +1 212 815 2867

Mobile: +1 203 609 5159

Fax: +1 212 571 3050

Email: tatyana.vesselovskaya@bnymellon.com

TRANSFER SECRETARIES

SOUTH AFRICA

Computershare Investor Services

Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

PO Box 61051

Marshalltown 2107

South Africa

Tel: +27 11 370 5000

Fax: +27 11 688 5248

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 53

FORWARD-LOOKING STATEMENTS

The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document.

All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect”, “plan”, “anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2020 and the Annual Report on Form 20-F for the fiscal year ended 31 December 2020.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2021 54